Exhibit 99.1

LEAD THE INDUSTRY

To be the leading North American Resource Play company.

We will consistently deliver strong operational and financial results by finding and developing high-quality resource plays in North America and operating in those plays more efficiently than our competitors.

High-quality rocks / Scale and running room
Operational excellence / Portfolio optionality

DISCIPLINED FOCUS ON PROFITABLE GROWTH

Investing in high-value assets to maximize cash flow.

We will value profitability over production volumes and focus our investment on a limited number of core growth plays that have scale and running room. We will continuously optimize the performance of our base production while relentlessly driving efficiency and reducing costs. We will unlock value from our massive resource base to build a portfolio of oil, natural gas and natural gas liquids that provides us with a range of high margin investment options through commodity price cycles.

Capital to core growth assets / Acceleration of oil and liquids growth opportunities / Reduce costs and drive efficiency

GROW SHAREHOLDER VALUE

Our measure of success will be growing cash flow per share throughout the commodity price cycle.

We will do this by executing on our strategy, remaining disciplined and delivering strong results. Operational excellence is a critical factor in delivering cash flow growth and sustained profitability.

Sustainable business model / Cash flow per share growth
Investment grade credit rating / Strong balance sheet and dividend paying

TOP TIER ASSETS

We will always be on the lookout for the best rocks and focus our capital on a limited number of core growth assets characterized by high returns, scale and running room. Our strategy is centered on diversifying our commodity mix and growing value in top tier assets.

CAPITAL ALLOCATION

A highly disciplined, dynamic and centrally controlled capital allocation program will ensure that we are directing our investment dollars in a manner that is consistent with our strategy. By concentrating capital on our core growth plays, we believe we can generate the most value for our shareholders.

MARKET FUNDAMENTALS

We will actively monitor and manage the effects of market volatility and ensure that we can respond to the ever-changing trade winds inherent in the oil and gas business. Leveraging our industry leading commodity market expertise to inform our capital allocation decisions is critical to both managing risk and maximizing margins.

OPERATIONAL EXCELLENCE

Operational excellence is one of Encana's strengths and we will continuously work to maintain this competitive advantage. We strive to increase profitability by running our operations in the most efficient and cost effective manner possible. Our best-in-class operators will focus on efficiency, safety and integrated and collaborative thinking in order to maximize value across our asset base.

BALANCE SHEET STRENGTH

Underpinning these four core competencies is balance sheet strength. Maintaining financial flexibility and investment grade credit ratings are an important part of how we think about managing our business. Balance sheet strength allows us to capitalize on opportunities as they arise and demonstrates the sustainability of our business model through commodity cycles.

AT OUR CORE

Key to achieving our vision, strategy and goal are four pillars.

As our foundation, these core competencies — our pillars — differentiate Encana from our competitors. Supported by a strong balance sheet they are the critical building blocks of a strategy focused on delivering profitable growth and realizing our vision of being North America's leading resource play company.

See our core competencies in action:
encana.com/operations

CONTENTS

DELIVERING VALUE NOW: A MESSAGE FROM DOUG SUTTLES / 11
LOOKING BACK. LOOKING AHEAD.: A MESSAGE FROM CLAYTON WOITAS / 13
FINANCIAL AND OPERATING PERFORMANCE & YEAR-END HIGHLIGHTS / 14
MANAGEMENT'S DISCUSSION AND ANALYSIS / 17
FINANCIALS / 47
EXECUTIVE LEADERSHIP TEAM AND BOARD OF DIRECTORS / 107
CORPORATE AND INVESTOR INFORMATION / 108
ABBREVIATIONS / 109

When I accepted the role of Encana’s President & CEO in June of 2013, I did so based upon my belief that this company had all of the ingredients to be successful and to sustainably grow shareholder value over the long term. It was evident that Encana had a strong asset base and a history of innovation and industry-leading efficiencies, all driven by a team of talented people. My initial impression and belief has only been strengthened with time and with the launch of our new strategy last November, a strategy motivated by a vision of making Encana the leading North American Resource Play company.

As we exited 2013, we had already made significant progress implementing our new strategy. We have focused our capital on key liquids rich plays which we expect will diversify our portfolio and generate higher returns. We have restructured our organization to support our strategy, and we have broadly aligned our capital program with our cash flow. It’s important to note that in a year of significant change we largely met or exceeded all of our operating and financial targets while spending considerably less capital than originally forecast. With our new strategy firmly in place, we are well positioned to deliver results and sustainably grow shareholder value.

Our operational focus in 2014 will continue to be on driving efficiency in everything we do. Our capital program is focused on five core growth areas where we intend to deliver significant year-over-year improvements in capital efficiency, and complete appraisal activities in two exciting new areas. We are also focused on driving efficiency improvement into our base producing areas as these assets provide substantial cash flow to our business. We deeply believe that relentlessly driving efficiency into everything we do is a key component to sustainably growing shareholder value.

Financially, disciplined capital allocation will be instrumental in achieving higher returns, growing our liquids production and capturing new opportunities. Through our disciplined focus on investing our capital in our best opportunities, we expect our cash flow to grow at roughly three times the rate of production from now through to 2017. We exited 2013 with a strong balance sheet and we intend to maintain this strength through a disciplined and focused approach to capital allocation.

2014 is shaping up to be an exciting year for Encana. Our new strategy and organizational structure are in place, we have a clear plan to grow value based off of disciplined capital allocation to grow our liquids production and through driving efficiency, and we believe that we are unlocking value through the planned initial public offering (IPO) of our royalty business. With the plans we have in place, our success is largely within our own control. Just as importantly this company has the expertise, skills and portfolio to get back to winning. I believe the future of Encana is bright.

DOUG SUTTLES
PRESIDENT & CEO

11

The past year was a time of significant change for Encana and the start of an exciting new era. Two major events characterized 2013 and will shape our course in 2014 and the years to come: the naming of Doug Suttles as President & CEO and the announcement of our new corporate strategy.

During the past year, I was appointed Chairman of the Board after David P. O’Brien retired as Board Chair after serving with distinction for more than 10 years. Mr. O’Brien’s accomplishments over his distinguished career are numerous, including his pivotal role in the formation of our company. I would like to thank Mr. O’Brien for his invaluable leadership and for his many contributions to Encana.

As Chairman of the Board, my focus is to continue our steadfast commitment to strong governance and corporate responsibility, while leading the Board of Directors in ensuring that Encana builds value for its shareholders. The Board of Directors supports the goals and deliverables outlined in the strategy announced by Doug Suttles on November 5, 2013 which was the culmination of a deep level of research and analysis undertaken by Doug and his team and it is a vision fully endorsed by the Board of Directors as the way forward to grow profitability and to maximize shareholder value over the long term.

In closing, I would like to thank the Board of Directors for their leadership during the past year. I also extend my thanks to Encana’s Executive Leadership Team, employees and contractors for their hard work over what was a time of considerable change. Their efforts have ensured that the company is well positioned for success in 2014 and beyond.

On behalf of the Board of Directors,

CLAYTON WOITAS

CHAIRMAN OF THE BOARD

13

FINANCIAL AND OPERATING PERFORMANCE

YEAR-END HIGHLIGHTS

FINANCIAL HIGHLIGHTS (1)

(US$ millions, except per share amounts)	2013	2012
Revenues, Net of Royalties	5,858	5,160
Cash Flow (2)	2,581	3,537
Per Share – Diluted	3.50	4.80
Net Earnings	236	(2,794)
Per Share – Diluted	0.32	(3.79)
Operating Earnings (2)	802	997
Per Share – Diluted	1.09	1.35

Total Capital Investment	2,712	3,476
Net Acquisitions and Divestitures (3)	(776)	(3,664)
Net Capital Investment	1,936	(188)
Dividends Per Common Share	0.67	0.80
Dividend Yield (%) (4)	3.7	4.0

Debt to Adjusted Capitalization (%) (2)	36	37
Debt to Adjusted EBITDA (times) (2)	2.5	2.0
Debt to Proved Developed Reserves ($/Mcfe) (5)(6)	1.11	1.10

(1)	Reported using financial information prepared in accordance with U.S. Generally Accepted Accounting Principles.
(2)	Non-GAAP measures as referenced in the Management’s Discussion & Analysis on pages 42 and 44.
(3)	2013 includes proceeds received from the sale of the Company’s 30 percent interest in the proposed Kitimat liquefied natural gas export terminal.
(4)	Based on NYSE closing price at year-end.
(5)	After royalties, employing forecast prices and costs.
(6)	A non-GAAP measure defined as long-term debt including current portion divided by proved developed reserve quantities.

OPERATIONAL HIGHLIGHTS

After Royalties	2013		2012
Production Volumes (average)
Natural Gas (MMcf/d)
Canada	1,432		1,359
USA	1,345		1,622

Total Natural Gas (MMcf/d)	2,777		2,981

Oil & NGLs (Mbbls/d)
Canada	30.4		19.4
USA	23.5		11.6

Total Oil & NGLs (Mbbls/d)	53.9		31.0

Proved Reserves (1)
Year-End Reserves (Bcfe)	9,985		13,059
Net Reserves Additions (Bcfe) (2)(4)	(1,289)		1,958
Production Replacement (%) (3)(4)	nmn	(5)	169
Reserve Life Index (years)	8.8		11.3

(1)	After royalties, employing forecast prices and costs.
(2)	Before acquisitions and divestitures.

For additional information on reserves reporting protocols, see page 46.

(3)	Production replacement is calculated by dividing reserves additions by production in the same period. Reserves additions over a given period are calculated by summing extensions and discoveries and revisions. Reserves additions exclude acquisitions and divestitures. Proved reserves include both developed and undeveloped quantities.
(4)	Excludes price revisions.
(5)	Not a meaningful number.

Advisory

Encana reports in U.S. dollars unless otherwise noted. Production, sales, reserves and economic contingent resources estimates are reported on an after royalties basis, unless otherwise noted. Certain information regarding the company and its subsidiaries set forth in this document including management’s assessment of the company’s future plans and operations, may constitute forward-looking statements or forward-looking information under applicable securities laws and necessarily involve risks and uncertainties associated with future events. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements or information. For further details see the Advisory on page 44 of this document.

This document contains references to measures commonly referred to as non-GAAP measures, such as cash flow, cash flow per share – diluted, operating earnings, operating earnings per share – diluted, adjusted EBITDA, debt to adjusted capitalization and debt to adjusted EBITDA. Additional disclosure relating to these measures is set forth on page 42, Non-GAAP Measures.

It's important to note that we reached our full-year 2013 production and cash flow targets even while spending $400 million less than we initially planned.

This is the result of focusing our capital expenditures on our best opportunities and an ongoing commitment to operational excellence that has seen efficiency improvements across many of our drilling programs. In addition, we finished 2013 with a healthy balance sheet of $2.6 billion in cash and cash equivalents.

MANAGEMENT’S

DISCUSSION AND ANALYSIS

(Prepared using U.S. GAAP)

For the year ended December 31, 2013 (U.S. Dollars)

This Management’s Discussion and Analysis (“MD&A”) for Encana Corporation (“Encana” or the “Company”) should be read with the audited Consolidated Financial Statements for the year ended December 31, 2013 (“Consolidated Financial Statements”), as well as the audited Consolidated Financial Statements and MD&A for the year ended December 31, 2012.

The Consolidated Financial Statements and comparative information have been prepared in accordance with United States (“U.S.”) generally accepted accounting principles (“U.S. GAAP”) and in U.S. dollars, except where another currency has been indicated. Production volumes are presented on an after royalties basis consistent with U.S. oil and gas reporting standards and the disclosure of U.S. oil and gas companies. The term “liquids” is used to represent oil, natural gas liquids (“NGLs”) and condensate. The term “liquids rich” is used to represent natural gas streams with associated liquids volumes. This document is dated February 20, 2014.

Certain measures in this document do not have any standardized meaning as prescribed by U.S. GAAP and, therefore, are considered non-GAAP measures. Non-GAAP measures are commonly used in the oil and gas industry and by Encana to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Non-GAAP measures include: Cash Flow; Operating Earnings; Revenues, Net of Royalties, Excluding Unrealized Hedging; Debt, including the current portion (“Debt”); Net Debt to Debt Adjusted Cash Flow; Debt to Debt Adjusted Cash Flow; Adjusted Earnings Before

Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”); Debt to Adjusted EBITDA; and Debt to Adjusted Capitalization. Further information regarding these measures can be found in the Non-GAAP Measures section of this MD&A, including reconciliations of Cash from Operating Activities to Cash Flow and of Net Earnings to Operating Earnings.

The following volumetric measures may be abbreviated throughout this MD&A: thousand cubic feet (“Mcf”); million cubic feet (“MMcf”) per day (“MMcf/d”); million cubic feet equivalent (“Mcfe”); billion cubic feet (“Bcf”) per day (“Bcf/d”); billion cubic feet equivalent (“Bcfe”); trillion cubic feet (“Tcf”); barrel (“bbl”); thousand barrels (“Mbbls”) per day (“Mbbls/d”); million barrels (“MMbbls”); million British thermal units (“MMBtu”).

Readers should also read the Advisory section located at the end of this document, which provides information on Forward-Looking Statements, Oil and Gas Information and Currency and References to Encana.

Management’s Discussion and Analysis					Financial statements

18 /	Encana’s Strategic Objectives		33 /	Liquidity and Capital Resources	47 /	Management Report
18 /	Encana’s Business		35 /	Contractual Obligations and Contingencies	48 /	Auditor’s Report
19 /	Results Overview		36 /	Risk Management	50 /	Consolidated Financial Statements
23 /	Reserves Quantities		40 /	Accounting Policies and Estimates	54 /	Notes to Consolidated Financial Statements
26 /	Production and Net Capital Investment		42 /	Non-GAAP Measures	100 /	Supplemental Information
28 /	Division Results		44 /	Advisory
	28 /	Canadian Division
	30 /	USA Division
32 /	Other Operating Results

Annual Report 2013 | Encana Corporation 17

ENCANA’S STRATEGIC OBJECTIVES

Encana is a leading North American energy producer that is focused on developing its strong portfolio of resource plays producing natural gas, oil and NGLs. Encana is committed to growing long-term shareholder value through a disciplined focus on generating profitable growth. The Company is pursuing the key business objectives of balancing its commodity mix, focusing capital investments in high return scalable projects, maintaining portfolio flexibility to respond to changing market conditions, maximizing profitability through operating efficiencies, reducing costs and preserving balance sheet strength.

Encana has a history of entering prospective plays early and leveraging technology to unlock resources and build the underlying productive capacity at a low cost. Encana continually strives to improve operating efficiencies, foster technological innovation and lower its cost structures, while reducing its environmental footprint through resource play optimization. The Company’s resource play hub model, which utilizes highly integrated production facilities, is used to develop resources by drilling multiple wells from central pad sites. Ongoing cost reductions are achieved through repeatable operations, optimizing equipment and processes, by applying continuous improvement techniques.

Encana hedges a portion of its expected natural gas and oil production volumes. The Company’s hedging program reduces volatility and helps sustain Cash Flow and netbacks during periods of lower prices. Further information on the Company’s commodity price positions as at December 31, 2013 can be found in the Results Overview section of this MD&A and in Note 21 to the Consolidated Financial Statements.

Additional information on expected results can be found in Encana’s 2014 Corporate Guidance on the Company’s website www.encana.com.

ENCANA’S BUSINESS

Encana’s reportable segments are determined based on the Company’s operations and geographic locations as follows:

•	Canadian Division includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within Canada.

•	USA Division includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the U.S.

•	Market Optimization is primarily responsible for the sale of the Company’s proprietary production. These results are included in the Canadian and USA Divisions. Market optimization activities include third party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment. Market Optimization sells substantially all of the Company’s upstream production to third party customers. Transactions between segments are based on market values and are eliminated on consolidation. Financial information is presented on an after eliminations basis within this MD&A.

Corporate and Other mainly includes unrealized gains or losses recorded on derivative financial instruments. Once the instruments are settled, the realized gains and losses are recorded in the reporting segment to which the derivative instrument relates.

In 2014, the Company does not anticipate any significant change in reportable segments as a result of the business strategy announced in November 2013.

18 Encana Corporation | Annual Report 2013

RESULTS OVERVIEW

HIGHLIGHTS

In the year ended December 31, 2013, Encana reported:

•	Cash Flow of $2,581 million, Operating Earnings of $802 million and Net Earnings of $236 million.

•	Average natural gas production volumes of 2,777 MMcf/d and average oil and NGL production volumes of 53.9 Mbbls/d.

•	Realized financial commodity hedging gains of $544 million before tax.

•	Average realized natural gas prices, including financial hedges, of $4.09 per Mcf. Average realized oil prices, including financial hedges, of $88.19 per bbl. Average realized NGL prices of $48.95 per bbl.

•	Proceeds received from divestitures totaling $705 million before tax.

•	Repayment of the 4.75 percent $500 million debt maturity from cash in October 2013.

•	Dividends paid of $0.67 per share.

•	Cash and cash equivalents of $2,566 million at year end.

Developments for the Company during the year ended December 31, 2013 included the following:

•	Appointed Doug Suttles as Encana’s President & Chief Executive Officer and Director of the Company in June 2013 and subsequently announced a realignment of the Company’s business strategy and corporate organizational structure in November 2013 to be implemented in 2014.

•	Announced plans to transfer Encana’s royalty business, whose assets comprise fee simple mineral title and certain royalty interests in lands located predominantly in Alberta, into a separate company. Encana plans to subsequently divest a portion of its interest in the new company through an initial public offering (“IPO”) in mid-2014. Encana intends to retain a majority stake in the new company. The transaction is subject to approval by Encana’s Board of Directors, due diligence, favourable market conditions and stock exchange, regulatory and third party approvals.

•	Commenced production at the Deep Panuke natural gas facility located offshore Nova Scotia in August 2013 and reached commercial operation with the issuance of the Production Acceptance Notice in December 2013.

•	Completed the sale of the Company’s 30 percent interest in the proposed Kitimat liquefied natural gas (“LNG”) export terminal in British Columbia in February 2013.

Annual Report 2013 | Encana Corporation 19

FINANCIAL RESULTS

	2013					2012					2011
($ millions, except per share)	Annual	Q4	Q3	Q2	Q1	Annual	Q4	Q3	Q2	Q1	Annual

Cash Flow (1)	$2,581	$677	$660	$665	$579	$3,537	$809	$913	$794	$1,021	$4,216

per share - diluted	3.50	0.91	0.89	0.90	0.79	4.80	1.10	1.24	1.08	1.39	5.72

Operating Earnings (1)	802	226	150	247	179	997	296	263	198	240	1,191

per share - diluted	1.09	0.31	0.20	0.34	0.24	1.35	0.40	0.36	0.27	0.33	1.62

Net Earnings (Loss)	236	(251)	188	730	(431)	(2,794)	(80)	(1,244)	(1,482)	12	5

per share - basic & diluted	0.32	(0.34)	0.25	0.99	(0.59)	(3.79)	(0.11)	(1.69)	(2.01)	0.02	0.01

Production Volumes

Natural Gas (MMcf/d)	2,777	2,744	2,723	2,766	2,877	2,981	2,948	2,905	2,802	3,272	3,333

Oil & NGLs (Mbbls/d)
Oil	25.8	33.0	27.2	22.9	20.0	17.6	18.5	17.5	17.9	16.5	14.5
NGLs	28.1	33.0	31.0	24.7	23.5	13.4	17.7	12.8	10.3	12.8	9.5
Total Oil & NGLs	53.9	66.0	58.2	47.6	43.5	31.0	36.2	30.3	28.2	29.3	24.0

Capital Investment	2,712	717	641	639	715	3,476	780	779	797	1,120	4,610

Net Acquisitions & (Divestitures)	(521)	(72)	(51)	(312)	(86)	(3,664)	(1,327)	31	(8)	(2,360)	(1,565)

Revenues, Net of Royalties	5,858	1,423	1,392	1,984	1,059	5,160	1,605	1,025	731	1,799	8,467

Revenues, Net of Royalties, Excluding Unrealized Hedging (1)	6,205	1,719	1,518	1,523	1,445	6,601	1,723	1,623	1,526	1,729	7,613

Realized Hedging Gains, before tax	544	174	175	52	143	2,161	420	578	636	527	948

Ceiling Test Impairments, after tax	—	—	—	—	—	(3,179)	(291)	(1,193)	(1,695)	—	(1,687)

Total Assets	17,648					18,700					23,415

Total Debt	7,124					7,675					8,150

Cash & Cash Equivalents	2,566					3,179					800

(1)	A non-GAAP measure, which is defined under the Non-GAAP Measures section of this MD&A.

Encana’s quarterly net earnings can be significantly impacted by fluctuations in commodity prices, realized and unrealized hedging gains and losses, production volumes, foreign exchange rates and non-cash ceiling test impairments which are provided in the Financial Results table and Quarterly Prices and Foreign Exchange Rates table within this MD&A. Quarterly net earnings are also impacted by Encana’s interim income tax expense calculated using the estimated annual effective income tax rate as discussed in the Critical Accounting Estimates section of this MD&A.

Q4 2013 versus Q4 2012

Cash Flow of $677 million decreased $132 million primarily due to lower realized financial hedging gains of $246 million before tax. In the three months ended December 31, 2013, Cash Flow was impacted by the following significant items:

•	Realized financial hedging gains before tax were $174 million compared to $420 million in 2012.

•	Average realized natural gas prices, excluding financial hedges, were $3.69 per Mcf compared to $3.45 per Mcf in 2012 reflecting higher benchmark prices. Average natural gas production volumes of 2,744 MMcf/d decreased 204 MMcf/d from 2,948 MMcf/d in 2012 primarily as a result of the Company’s capital investment focus in oil and liquids rich natural gas plays, a reduced capital investment program, natural declines and divestitures, partially offset by successful drilling programs and production from the Deep Panuke offshore natural gas facility.

•	Average oil and NGL production volumes of 66.0 Mbbls/d increased 29.8 Mbbls/d from 36.2 Mbbls/d in 2012 primarily due to successful drilling programs in oil and liquids rich natural gas plays and the extraction of additional liquids volumes processed through third party facilities. Higher oil and NGL volumes increased revenues by $190 million.

•	Transportation and processing expense increased $87 million primarily due to costs related to higher production volumes processed through third party facilities and costs related to the Deep Panuke offshore natural gas facility.

•	Administrative expense increased primarily due to restructuring charges as discussed in the Other Operating Results section of this MD&A.

•	Current tax was a recovery of $25 million compared to an expense of $62 million in 2012.

20 Encana Corporation | Annual Report 2013

Operating Earnings of $226 million decreased $70 million primarily due to the items discussed in the Cash Flow section. Operating Earnings excludes restructuring charges as described in the Non-GAAP Measures section of this MD&A.

Net Loss was $251 million compared to a Net Loss of $80 million in 2012. The Net Loss for the fourth quarter of 2013 was primarily due to the items discussed in the Cash Flow and Operating Earnings sections, partially offset by the inclusion of an after-tax non-cash ceiling test impairment of $291 million in the 2012 comparative. Net Loss for the fourth quarter of 2013 was also impacted by higher unrealized hedging losses of $137 million after tax, a higher after-tax non-operating foreign exchange loss, higher administrative expense as a result of restructuring charges and deferred tax expense.

2013 versus 2012

Cash Flow of $2,581 million decreased $956 million primarily due to lower realized financial hedging gains of $1,617 million before tax, partially offset by higher realized natural gas prices which increased revenues $790 million. In 2013, Cash Flow was impacted by the following significant items:

•	Realized financial hedging gains before tax were $544 million compared to $2,161 million in 2012.

•	Average realized natural gas prices, excluding financial hedges, were $3.57 per Mcf compared to $2.83 per Mcf in 2012 reflecting higher benchmark prices which increased revenues $790 million. Average natural gas production volumes of 2,777 MMcf/d decreased 204 MMcf/d from 2,981 MMcf/d in 2012 primarily as a result of the Company’s capital investment focus in oil and liquids rich natural gas plays, a reduced capital investment program and natural declines, partially offset by shut-in production volumes in 2012, successful drilling programs and production from the Deep Panuke offshore natural gas facility in 2013. Lower natural gas volumes decreased revenues $208 million.

•	Average realized liquids prices, excluding hedges, were $67.30 per bbl compared to $75.12 per bbl in 2012 which decreased revenues $168 million. Average oil and NGL production volumes of 53.9 Mbbls/d increased 22.9 Mbbls/d from 31.0 Mbbls/d in 2012 primarily due to successful drilling programs in oil and liquids rich natural gas plays, the extraction of additional liquids volumes processed through third party facilities and additional NGL volumes resulting from new and renegotiated gathering and processing agreements. Higher oil and NGL volumes increased revenues $640 million.

•	Transportation and processing expense increased $245 million primarily due to costs related to higher production volumes processed through third party facilities, additional NGL volumes resulting from new and renegotiated gathering and processing agreements, costs related to the Deep Panuke offshore natural gas facility and higher firm processing costs.

•	Operating expense increased $65 million primarily due to an increased focus on emerging oil and liquids rich natural gas plays.

•	Administrative expense increased primarily due to restructuring charges as discussed in the Other Operating Results section of this MD&A.

Operating Earnings of $802 million decreased $195 million primarily due to the items discussed in the Cash Flow section, partially offset by lower depreciation, depletion and amortization (“DD&A”) and lower deferred tax. Operating Earnings excludes restructuring charges as described in the Non-GAAP Measures section of this MD&A.

Net Earnings were $236 million compared to a Net Loss of $2,794 million in 2012 primarily due to the inclusion of after-tax non-cash ceiling test impairments of $3,179 million in the 2012 comparative, partially offset by the items discussed in the Cash Flow and Operating Earnings sections. Net Earnings for 2013 were also impacted by lower unrealized hedging losses of $770 million after tax, partially offset by an after-tax non-operating foreign exchange loss and higher administrative expense as a result of restructuring charges.

2012 versus 2011

Cash Flow of $3,537 million decreased $679 million primarily due to lower realized commodity prices which decreased revenues $1,564 million, partially offset by higher realized financial hedging gains of $1,213 million before tax. In 2012, Cash Flow was impacted by the following significant items:

•	Realized financial hedging gains before tax were $2,161 million compared to $948 million in 2011.

•	Average realized natural gas prices, excluding financial hedges, were $2.83 per Mcf compared to $4.17 per Mcf in 2011. Average natural gas production volumes of 2,981 MMcf/d decreased 352 MMcf/d from 3,333 MMcf/d in 2011 primarily as a result of shut-in and curtailed production and the Company’s capital investment focus in oil and liquids rich natural gas plays.

•	Average realized liquids prices, excluding financial hedges, were $75.12 per bbl compared to $85.36 per bbl in 2011. Average oil and NGL production volumes of 31.0 Mbbls/d increased 7.0 Mbbls/d from 24.0 Mbbls/d in 2011.

Operating Earnings of $997 million decreased $194 million primarily due to the items discussed in the Cash Flow section, partially offset by lower DD&A and lower deferred tax.

Net Loss was $2,794 million compared to Net Earnings of $5 million in 2011. The Net Loss for 2012 was primarily due to unrealized hedging losses, higher non-cash ceiling test impairments and the items discussed in the Cash Flow and Operating Earnings sections. The Net Loss for 2012 was partially offset by an unrealized foreign exchange gain on the revaluation of long-term debt and a deferred tax recovery.

The Company’s after-tax non-cash ceiling test impairments of $3,179 million in 2012 and $1,687 million in 2011 primarily resulted from the decline in the 12-month average trailing natural gas prices. Under full cost accounting, the carrying amount of Encana’s natural gas and oil properties within each country cost centre is subject to a ceiling test performed quarterly.

Annual Report 2013 | Encana Corporation 21

QUARTERLY PRICES AND FOREIGN EXCHANGE RATES

	2013					2012					2011
(average for the period)	Annual	Q4	Q3	Q2	Q1	Annual	Q4	Q3	Q2	Q1	Annual
Encana Realized Pricing
Including Hedging
Natural Gas ($/Mcf)	$4.09	$4.34	$4.00	$4.17	$3.86	$4.82	$5.02	$4.91	$4.79	$4.58	$4.96
Oil ($/bbl)	88.19	85.39	90.42	88.27	89.71	84.06	79.75	80.04	84.62	92.65	86.70
NGLs ($/bbl) (1)	48.95	48.59	46.35	49.63	52.24	63.37	52.97	61.34	72.88	72.30	83.32
Total Oil & NGLs ($/bbl)	67.75	67.01	66.95	68.25	69.45	75.12	66.65	72.17	80.32	83.77	85.36
Excluding Hedging
Natural Gas ($/Mcf)	3.57	3.69	3.26	3.99	3.35	2.83	3.45	2.77	2.25	2.80	4.17
Oil ($/bbl)	87.25	82.54	96.09	85.89	84.46	84.06	79.75	80.04	84.62	92.65	86.70
NGLs ($/bbl)	48.95	48.59	46.35	49.63	52.24	63.37	52.97	61.34	72.88	72.30	83.32
Total Oil & NGLs ($/bbl)	67.30	65.58	69.60	67.10	67.04	75.12	66.65	72.17	80.32	83.77	85.36
Natural Gas Price Benchmarks
NYMEX ($/MMBtu)	3.65	3.60	3.58	4.09	3.34	2.79	3.40	2.81	2.22	2.74	4.04
AECO (C$/Mcf)	3.16	3.15	2.82	3.59	3.08	2.40	3.06	2.19	1.83	2.52	3.67
Rockies (Opal) ($/MMBtu)	3.50	3.48	3.37	3.89	3.26	2.63	3.26	2.56	2.01	2.67	3.80
HSC ($/MMBtu)	3.63	3.57	3.55	4.11	3.30	2.75	3.35	2.84	2.17	2.65	4.02
Basis Differential ($/MMBtu)
AECO/NYMEX	0.57	0.59	0.89	0.56	0.27	0.38	0.32	0.62	0.39	0.22	0.31
Rockies/NYMEX	0.15	0.12	0.21	0.20	0.08	0.16	0.14	0.25	0.21	0.07	0.24
HSC/NYMEX	0.02	0.03	0.03	(0.02)	0.04	0.04	0.05	(0.03)	0.05	0.09	0.02
Oil Price Benchmarks
West Texas Intermediate (WTI) ($/bbl)	97.97	97.46	105.81	94.17	94.36	94.21	88.22	92.20	93.35	103.03	95.11
Edmonton Light Sweet (C$/bbl)	93.11	86.58	103.65	92.67	87.43	87.02	83.99	84.33	83.95	92.23	95.03
Foreign Exchange
U.S./Canadian Dollar Exchange Rate	0.971	0.953	0.963	0.977	0.992	1.000	1.009	1.005	0.990	0.999	1.012

(1)	The Company did not settle any NGL hedges during the periods presented.

Encana’s financial results are influenced by fluctuations in commodity prices, price differentials and the U.S./Canadian dollar exchange rate. In 2013, Encana’s average realized natural gas price, excluding hedging, reflected higher benchmark prices compared to 2012. Hedging activities contributed an additional $0.52 per Mcf to the average realized natural gas price in 2013. Encana’s average realized oil price, excluding hedging for 2013, reflected higher benchmark prices. Hedging activities contributed an additional $0.94 per bbl to the average realized oil price in 2013. The Company’s 2013 NGLs price reflected a lower proportion of higher value condensate included in the total NGL product mix.

In 2012, Encana’s average realized natural gas price, excluding hedging, reflected lower benchmark prices compared to 2011. Hedging activities contributed an additional $1.99 per Mcf to the average realized natural gas price in 2012. In 2012, Encana’s average realized oil price reflected lower benchmark prices compared to 2011. The Company’s 2012 NGLs price reflected a lower proportion of higher value condensate included in the total NGL product mix.

As a means of managing commodity price volatility and its impact on cash flows, Encana enters into various financial hedge agreements. Unsettled derivative financial contracts are recorded at the date of the financial statements based on the fair value of the contracts. Changes in fair value result from volatility in forward curves of commodity prices and changes in the balance of unsettled contracts between periods. The changes in fair value are recognized in revenue as unrealized hedging gains and losses. Realized hedging gains and losses are recognized in revenue when derivative financial contracts are settled.

At December 31, 2013, Encana has hedged approximately 2,138 MMcf/d of expected 2014 production at an average price of $4.17 per Mcf and approximately 825 MMcf/d of expected 2015 production at an average price of $4.37 per Mcf. In addition, Encana has hedged approximately 9.5 Mbbls/d of expected 2014 oil production using WTI fixed price contracts at an average price of $94.19 per bbl. The Company’s hedging program helps sustain Cash Flow and netbacks during periods of lower prices. For additional information, see the Risk Management - Financial Risks section of this MD&A.

22 Encana Corporation | Annual Report 2013

RESERVES QUANTITIES

Since its formation in 2002, Encana has retained independent qualified reserves evaluators (“IQREs”) to evaluate and prepare reports on 100 percent of the Company’s natural gas, oil and NGL reserves annually. The Company has a Reserves Committee composed of independent Board of Directors (“Board”) members that reviews the qualifications and appointment of the IQREs. The Reserves Committee also reviews the procedures for providing information to the IQREs. All booked reserves are based upon annual evaluations by the IQREs.

As required by Canadian regulatory standards, Encana’s disclosure of reserves data is in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”). Encana’s 2013 Canadian protocol disclosure includes proved reserves quantities before and after royalties employing forecast prices and costs and is available in Encana’s Annual Information Form (“AIF”). Canadian standards require reconciliations in this section to include cubic feet equivalent. The oil and NGL volumes have been converted to cubic feet equivalent on the basis of one Mbbls to six MMcf based on an energy equivalency conversion method primarily applicable at the burner tip. This energy equivalency conversion method does not represent value equivalency, as the current price of oil and NGLs compared to natural gas is significantly higher.

Supplementary oil and gas information, including proved reserves on an after royalties basis, is provided in accordance with U.S. disclosure requirements in Note 24 to the December 31, 2013 Consolidated Financial Statements. As Encana follows U.S. GAAP full cost accounting for oil and gas activities, the U.S. protocol reserves estimates are key inputs to the Company’s depletion and ceiling test impairment calculations.

The Canadian standards require the use of forecast prices in the estimation of reserves and the disclosure of before and after royalties volumes. The U.S. standards require the use of 12-month average trailing prices in the estimation of reserves and the disclosure of after royalties volumes. The following sections provide Encana’s Canadian protocol and U.S. protocol reserves quantities.

CANADIAN PROTOCOL RESERVES QUANTITIES

PROVED RESERVES BY COUNTRY

(FORECAST PRICES AND COSTS; BEFORE ROYALTIES)

	Natural Gas (Bcf)			Oil & NGLs (MMbbls)
(as at December 31)	2013	2012	2011	2013	2012	2011
Canada	5,031	6,730	7,067	141.1	126.3	106.5
United States	4,887	6,660	8,432	136.2	156.2	47.3

Total	9,918	13,390	15,499	277.3	282.5	153.8

PROVED RESERVES RECONCILIATION

(FORECAST PRICES AND COSTS; BEFORE ROYALTIES)

	Natural Gas (Bcf)			Oil & NGLs (MMbbls)
	Canada	United States	Total	Canada	United States	Total	Total (Bcfe)
December 31, 2012	6,730	6,660	13,390	126.3	156.2	282.5	15,085
Extensions	533	296	829	33.8	23.5	57.3	1,173
Discoveries	32	—	32	3.2	—	3.2	51
Technical revisions	(1,082)	(1,424)	(2,506)	(9.1)	(32.4)	(41.5)	(2,755)
Economic factors	(121)	(46)	(167)	(0.1)	(1.3)	(1.4)	(176)
Acquisitions	—	10	10	—	0.8	0.8	15
Dispositions	(514)	(2)	(516)	(3.2)	(0.1)	(3.3)	(535)
Production	(547)	(607)	(1,154)	(9.8)	(10.5)	(20.3)	(1,276)

December 31, 2013	5,031	4,887	9,918	141.1	136.2	277.3	11,582

Encana’s 2013 proved natural gas reserves before royalties of approximately 9.9 Tcf decreased 3.5 Tcf from 2012 primarily due to changes in the Company’s development plans and the resulting impact on proved undeveloped reserves bookings, which are included in technical revisions. Divestitures also reduced 2013 proved reserves. Extensions and discoveries of approximately 0.9 Tcf replaced 75 percent of production before royalties during the year.

Encana’s 2013 proved oil and NGL reserves before royalties of approximately 277.3 MMbbls decreased 5.2 MMbbls from 2012 primarily due to technical revisions which were impacted by a decrease in NGL reserves in the U.S. resulting from ethane rejection. Ethane rejection occurs when ethane is not recovered from the production stream as NGLs and is sold as natural gas instead. Extensions and discoveries of approximately 60.5 MMbbls replaced 298 percent of production before royalties during the year.

Annual Report 2013 | Encana Corporation 23

PROVED RESERVES BY COUNTRY

(FORECAST PRICES AND COSTS; AFTER ROYALTIES)

	Natural Gas (Bcf)			Oil & NGLs (MMbbls)
(as at December 31)	2013	2012	2011	2013	2012	2011
Canada	4,550	6,207	6,607	122.2	113.1	94.4
United States	4,026	5,410	6,834	112.7	127.3	38.6

Total	8,576	11,617	13,441	234.9	240.4	133.0

PROVED RESERVES RECONCILIATION

(FORECAST PRICES AND COSTS; AFTER ROYALTIES)

	Natural Gas (Bcf)			Oil & NGLs (MMbbls)			Total (Bcfe)
	Canada	United States	Total	Canada	United States	Total
December 31, 2012	6,207	5,410	11,617	113.1	127.3	240.4	13,059
Extensions and discoveries	508	264	772	30.3	19.4	49.7	1,070
Revisions (1)	(1,152)	(1,164)	(2,316)	(7.6)	(26.0)	(33.6)	(2,518)
Acquisitions	—	8	8	—	0.7	0.7	12
Dispositions	(490)	(1)	(491)	(2.5)	(0.1)	(2.6)	(506)
Production	(523)	(491)	(1,014)	(11.1)	(8.6)	(19.7)	(1,132)

December 31, 2013	4,550	4,026	8,576	122.2	112.7	234.9	9,985

(1)	Includes economic factors.

Encana’s 2013 proved natural gas reserves after royalties of approximately 8.6 Tcf decreased 3.0 Tcf from 2012 primarily due to changes in the Company’s development plans and the resulting impact on proved undeveloped reserves bookings which are included in revisions. Divestitures also reduced 2013 proved reserves. Extensions and discoveries of approximately 0.8 Tcf replaced 76 percent of production after royalties during the year.

Encana’s 2013 proved oil and NGL reserves after royalties of approximately 234.9 MMbbls decreased 5.5 MMbbls from 2012 primarily due to revisions which were impacted by a decrease in NGL reserves in the U.S. resulting from ethane rejection. Extensions and discoveries of approximately 49.7 MMbbls replaced 252 percent of production after royalties during the year.

FORECAST PRICES

The reference prices below were utilized in the determination of reserves.

	Natural Gas		Oil & NGLs
	Henry Hub ($/MMBtu)	AECO (C$/MMBtu)	WTI ($/bbl)	Edmonton Light Sweet (C$/bbl)
2011 Price Assumptions
2012	3.80	3.49	97.00	97.96
2013 - 2021	4.50 - 7.17	4.13 - 6.58	100.00 - 107.56	101.02 - 108.73
Thereafter	+2%/yr	+2%/yr	+2%/yr	+2%/yr

2012 Price Assumptions
2013	3.75	3.38	90.00	85.00
2014 - 2022	4.25 - 6.27	3.83 - 5.64	92.50 - 104.57	91.50 - 103.57
Thereafter	+2%/yr	+2%/yr	+2%/yr	+2%/yr

2013 Price Assumptions
2014	4.25	4.03	97.50	92.76
2015 - 2023	4.50 - 5.97	4.26 - 5.66	97.50 - 104.57	97.37 - 106.93
Thereafter	+2%/yr	+2%/yr	+2%/yr	+2%/yr

24 Encana Corporation | Annual Report 2013

U.S. PROTOCOL RESERVES QUANTITIES

PROVED RESERVES BY COUNTRY

(12-MONTH AVERAGE TRAILING PRICES; AFTER ROYALTIES)

	Natural Gas (Bcf)			Oil & NGLs (MMbbls)
(as at December 31)	2013	2012	2011	2013	2012	2011
Canada	3,975	4,550	6,329	110.2	101.6	95.0
United States	3,877	4,242	6,511	110.6	108.4	38.2

Total	7,852	8,792	12,840	220.8	210.0	133.2

PROVED RESERVES RECONCILIATION

(12-MONTH AVERAGE TRAILING PRICES; AFTER ROYALTIES)

	Natural Gas (Bcf)			Oil & NGLs (MMbbls)
	Canada	United States	Total	Canada	United States	Total
December 31, 2012	4,550	4,242	8,792	101.6	108.4	210.0
Revisions and improved recovery	(256)	(362)	(618)	(7.0)	(17.3)	(24.3)
Extensions and discoveries	499	482	981	28.2	27.6	55.8
Purchase of reserves in place	—	7	7	—	0.6	0.6
Sale of reserves in place	(295)	(1)	(296)	(1.5)	(0.1)	(1.6)
Production	(523)	(491)	(1,014)	(11.1)	(8.6)	(19.7)

December 31, 2013	3,975	3,877	7,852	110.2	110.6	220.8

Encana’s 2013 proved natural gas reserves after royalties of approximately 7.9 Tcf decreased 0.9 Tcf from 2012. Revisions and improved recovery included a reduction of approximately 2.9 Tcf due to lower proved undeveloped reserves bookings resulting from changes in the Company’s development plans, partially offset by additions of approximately 2.2 Tcf due to higher 12-month average trailing prices and minor positive revisions. Divestitures also reduced 2013 proved reserves. Extensions and discoveries of approximately 1.0 Tcf replaced 97 percent of production during the year.

Encana’s 2013 proved oil and NGL reserves after royalties of approximately 220.8 MMbbls increased 10.8 MMbbls from 2012 primarily due to extensions and discoveries. Revisions and improved recovery was impacted by a decrease in NGL reserves primarily due to ethane rejection in the U.S. Extensions and discoveries of approximately 55.8 MMbbls replaced 283 percent of production during the year.

12-MONTH AVERAGE TRAILING PRICES

The reference prices below were utilized in the determination of reserves. The 12-month average trailing price is calculated as the average of the prices on the first day of each month within the trailing 12-month period.

	Natural Gas		Oil & NGLs
	Henry Hub ($/MMBtu)	AECO (C$/MMBtu)	WTI ($/bbl)	Edmonton Light Sweet (C$/bbl)
Reserves Pricing (1)
2011	4.12	3.76	96.19	96.53
2012	2.76	2.35	94.71	87.42
2013	3.67	3.14	96.94	93.44

(1)	All prices were held constant in all future years when estimating reserves.

Annual Report 2013 | Encana Corporation 25

PRODUCTION AND NET CAPITAL INVESTMENT

PRODUCTION VOLUMES (AFTER ROYALTIES)

(average daily)	2013	2012	2011
Natural Gas (MMcf/d)
Canadian Division	1,432	1,359	1,454
USA Division	1,345	1,622	1,879

	2,777	2,981	3,333

Oil (Mbbls/d)
Canadian Division	11.9	7.3	5.1
USA Division	13.9	10.3	9.4

	25.8	17.6	14.5

NGLs (Mbbls/d)
Canadian Division	18.5	12.1	9.4
USA Division	9.6	1.3	0.1

	28.1	13.4	9.5

Total Oil & NGLs (Mbbls/d)
Canadian Division	30.4	19.4	14.5
USA Division	23.5	11.6	9.5

	53.9	31.0	24.0

2013 versus 2012

Average natural gas production volumes for 2013 compared to 2012 were impacted by the Company’s capital investment focus in oil and liquids rich natural gas plays, a reduced capital investment program and natural declines, partially offset by shut-in production volumes in 2012. In 2013, average natural gas production volumes of 2,777 MMcf/d decreased 204 MMcf/d from 2012. The Canadian Division volumes were higher primarily due to successful drilling programs, mainly at Cutbank Ridge, production from the Deep Panuke offshore natural gas facility, and shut-in production volumes in 2012, partially offset by natural declines and the sale of the Jean Marie natural gas assets in Greater Sierra. The USA Division volumes were lower primarily due to natural declines, partially offset by shut-in production volumes in 2012.

In 2013, average oil and NGL production volumes of 53.9 Mbbls/d increased 22.9 Mbbls/d from 2012. The Canadian Division volumes were higher primarily due to the extraction of additional liquids volumes at the Musreau plant in Bighorn and the Gordondale plant in Peace River Arch and successful drilling programs in Peace River Arch and Clearwater. The USA Division volumes were higher primarily due to successful drilling programs in oil and liquids rich natural gas plays and new and renegotiated gathering and processing agreements which resulted in additional NGL volumes primarily in Piceance and Jonah.

2012 versus 2011

In 2012, average natural gas production volumes of 2,981 MMcf/d decreased 352 MMcf/d from 2011. The Canadian Division volumes were lower primarily due to shut-in production and divestitures, partially offset by a successful drilling program at Cutbank Ridge and Bighorn. The USA Division volumes were lower primarily due to natural declines, divestitures in Texas and shut-in production, partially offset by a successful drilling program in Piceance. During 2012, Encana announced plans to shut in and curtail natural gas production volumes of approximately 250 MMcf/d in areas subject to higher decline and higher variable costs. The shut-in volumes were brought back on prior to year end.

In 2012, average oil and NGL production volumes of 31.0 Mbbls/d increased 7.0 Mbbls/d from 2011. The Canadian Division volumes were higher primarily due to the extraction of additional liquids volumes at the Musreau plant in Bighorn, higher royalty interest volumes and successful drilling programs in Peace River Arch and Bighorn. The USA Division volumes were higher primarily due to successful drilling programs in oil and liquids rich natural gas plays and renegotiated gathering and processing agreements which resulted in additional NGL volumes.

26 Encana Corporation | Annual Report 2013

NET CAPITAL INVESTMENT

($ millions)	2013	2012	2011
Canadian Division	$1,365	$1,567	$2,031
USA Division	1,283	1,727	2,446
Market Optimization	3	7	2
Corporate & Other	61	175	131

Capital Investment	2,712	3,476	4,610

Acquisitions	184	379	515
Divestitures	(705)	(4,043)	(2,080)

Net Acquisitions & (Divestitures)	(521)	(3,664)	(1,565)

Net Capital Investment	$2,191	$(188)	$3,045

2013

Capital investment during 2013 was $2,712 million and reflected the Company’s disciplined capital spending which focused on investment in Encana’s highest return resource plays, investments in opportunities where development has demonstrated success and executing drilling programs with joint venture partners. Development of resource plays continued in Peace River Arch, Bighorn, Piceance and Haynesville. Investment in prospective oil and liquids rich natural gas plays was focused on the Duvernay, the San Juan Basin and the DJ Basin. In 2014, Encana will realign its capital investment program in support of the Company’s strategy announced in November 2013.

Acquisitions in 2013 were $28 million in the Canadian Division and $156 million in the USA Division, which primarily included land and property purchases with oil and liquids rich natural gas production potential.

Divestitures in 2013 were $685 million in the Canadian Division and $18 million in the USA Division. The Canadian Division included the sale of the Company’s Jean Marie natural gas assets in the Greater Sierra resource play in northeast British Columbia and other assets.

Encana is currently involved in a number of joint ventures with counterparties in both Canada and the U.S. Sharing development costs with third parties enables Encana to advance project development while reducing capital investment, thereby improving project returns.

2012

Capital investment during 2012 was $3,476 million and focused on completing previously initiated drilling programs, executing drilling programs with joint venture partners and increasing investment in oil and liquids rich natural gas development and exploration opportunities. Development of resource plays continued in Piceance, Haynesville, Bighorn, Cutbank Ridge and Peace River Arch and investment in prospective oil and liquids rich natural gas plays including the Duvernay, Clearwater Oil, the Tuscaloosa Marine Shale, Eaglebine, the Mississippian Lime, the DJ Niobrara and the San Juan Basin.

Acquisitions in 2012 were $139 million in the Canadian Division and $240 million in the USA Division and primarily included land and property purchases with oil and liquids rich natural gas production potential.

Divestitures in 2012 were $3,770 million in the Canadian Division and $271 million in the USA Division. The Canadian Division included C$1.45 billion received from a Mitsubishi Corporation subsidiary, C$1.18 billion received from a PetroChina Company Limited subsidiary, C$100 million received from a Toyota Tsusho Corporation subsidiary and approximately C$920 million received from the sale of two natural gas processing plants. The USA Division received the remaining proceeds of $114 million from the divestiture of the North Texas natural gas assets, with the majority of the proceeds received in December 2011.

2011

Capital investment during 2011 was $4,610 million and focused on continued development of Encana’s resource plays, including Bighorn, Cutbank Ridge, Haynesville and Piceance.

Acquisitions in 2011 were $410 million in the Canadian Division and $105 million in the USA Division, which included land and property purchases that were complementary to existing Company assets and focused on acreage with oil and liquids rich natural gas production potential.

Divestitures in 2011 were $350 million in the Canadian Division and $1,730 million in the USA Division. The USA Division divestitures included the sales of the Fort Lupton natural gas processing plant for proceeds of $296 million, the South Piceance natural gas gathering assets for proceeds of $547 million and the majority of the North Texas natural gas assets for proceeds of $836 million. Cash taxes increased by $114 million as a result of the sale of the South Piceance assets and the North Texas assets. Divestiture amounts were net of amounts recovered for capital expenditures incurred prior to the sale of certain natural gas gathering and processing assets.

Amounts received from the divestiture transactions above have been deducted from the respective Canadian and U.S. full cost pools.

Annual Report 2013 | Encana Corporation 27

DIVISIONAL RESULTS

CANADIAN DIVISION

OPERATING CASH FLOW

	Operating Cash Flow			Natural Gas Netback			Oil & NGLs Netback
	($ millions)			($/Mcf)			($/bbl)
	2013	2012	2011	2013	2012	2011	2013	2012	2011
Revenues, Net of Royalties, excluding Hedging	$2,548	$1,802	$2,507	$3.35	$2.58	$3.79	$65.06	$70.84	$85.41
Realized Financial Hedging Gain	276	958	365	0.51	1.97	0.69	0.46	—	—
Expenses
Production and mineral taxes	15	9	15	0.01	—	0.02	0.96	1.13	0.90
Transportation and processing	756	555	490	1.37	1.12	0.91	2.89	0.75	1.45
Operating	372	352	380	0.61	0.67	0.68	3.56	2.09	1.23

Operating Cash Flow/Netback	$1,681	$1,844	$1,987	$1.87	$2.76	$2.87	$58.11	$66.87	$81.83

	Natural Gas			Oil & NGLs
	(MMcf/d)			(Mbbls/d)
	2013	2012	2011	2013	2012	2011
Production Volumes - After Royalties	1,432	1,359	1,454	30.4	19.4	14.5

2013 versus 2012

Operating Cash Flow of $1,681 million decreased $163 million primarily due to lower realized financial hedging gains of $682 million, partially offset by higher realized natural gas prices which increased revenues $405 million. In 2013, Cash Flow was impacted by the following significant items:

•	Realized financial hedging gains were $276 million compared to $958 million in 2012.

•	Higher natural gas prices reflected higher benchmark prices, which increased revenues by $405 million. Average natural gas production volumes of 1,432 MMcf/d were higher by 73 MMcf/d, which increased revenues by $103 million. This was primarily due to successful drilling programs, mainly at Cutbank Ridge, shut-in production volumes in 2012 and production from the Deep Panuke offshore natural gas facility, partially offset by natural declines and the sale of the Jean Marie natural gas assets in Greater Sierra.

•	Average oil and NGL production volumes of 30.4 Mbbls/d were higher by 11.0 Mbbls/d. This increased revenues by $281 million primarily due to the extraction of additional liquids volumes at the Musreau plant in Bighorn and the Gordondale plant in Peace River Arch and successful drilling programs in Peace River Arch and Clearwater. Lower liquids prices decreased revenues by $63 million.

•	Transportation and processing expense increased $201 million primarily due to costs related to higher production volumes processed through third party facilities in Bighorn, Cutbank Ridge and Peace River Arch, costs related to the Deep Panuke offshore natural gas facility and higher firm processing costs.

2012 versus 2011

Operating Cash Flow of $1,844 million decreased $143 million primarily due to lower realized commodity prices which decreased revenues $695 million, partially offset by higher realized financial hedging gains of $593 million. In 2012, Cash Flow was impacted by the following significant items:

•	Realized financial hedging gains were $958 million compared to $365 million in 2011.

•	Lower natural gas prices reflected lower benchmark prices, which decreased revenues by $586 million. Average natural gas production volumes of 1,359 MMcf/d were lower by 95 MMcf/d. This decreased revenues by $158 million primarily due to shut-in and curtailed production and divestitures, partially offset by a successful drilling program at Cutbank Ridge and Bighorn. A portion of 2012 production was shut in at Cutbank Ridge, Greater Sierra and Clearwater.

•	Average oil and NGL production volumes of 19.4 Mbbls/d were higher by 4.9 Mbbls/d, which increased revenues by $156 million primarily due to the extraction of additional liquids volumes at the Musreau plant in Bighorn, higher royalty interest volumes and a successful drilling program in Peace River Arch and Bighorn. Lower liquids prices decreased revenues by $109 million.

•	Transportation and processing expense increased $65 million primarily due to higher volumes processed through third party facilities, mainly resulting from the sale of two natural gas processing plants.

28 Encana Corporation | Annual Report 2013

RESULTS BY RESOURCE PLAY

	Natural Gas Production			Oil & NGLs Production			Capital
	(MMcf/d)			(Mbbls/d)			($ millions)
	2013	2012	2011	2013	2012	2011	2013	2012	2011
Cutbank Ridge	506	433	428	1.8	1.5	1.1	$143	$228	$371
Bighorn	255	242	230	8.9	5.8	3.5	268	333	397
Peace River Arch	133	108	101	8.7	2.9	2.1	435	220	156
Clearwater	335	374	433	9.9	8.6	7.0	128	131	354
Greater Sierra	156	200	260	0.3	0.5	0.8	17	118	325
Other and emerging	47	2	2	0.8	0.1	—	374	537	428

Total Canadian Division	1,432	1,359	1,454	30.4	19.4	14.5	$1,365	$1,567	$2,031

Other and emerging resource plays primarily includes results from the Duvernay prospective oil and liquids rich natural gas play and the Deep Panuke offshore natural gas facility. Production from the Deep Panuke offshore natural gas facility increased natural gas volumes by approximately 41 MMcf/d for 2013.

Greater Sierra average natural gas production volumes were lower in 2013 compared to 2012 primarily as a result of the sale of the Jean Marie natural gas assets which closed in the second quarter of 2013. Cutbank Ridge average natural gas production volumes have increased and capital investment has decreased during the periods presented as a result of partnership activity in the resource play.

Average oil and NGL production volumes during 2013 increased primarily due to the extraction of additional liquids volumes at the Musreau plant in Bighorn and the Gordondale plant in Peace River Arch and successful drilling programs in Peace River Arch and Clearwater.

OTHER DIVISIONAL EXPENSES

($ millions)	2013	2012	2011
Depreciation, depletion and amortization	$601	$748	$966
Impairments	—	1,822	2,249

In 2013, DD&A decreased from 2012 due to a lower depletion rate of $1.01 per Mcfe in 2013 compared to $1.41 per Mcfe in 2012, partially offset by higher production volumes in 2013. The lower depletion rate primarily resulted from ceiling test impairments recognized in 2012 and deductions from the full cost pool for amounts received from divestitures during 2012 and 2013.

In 2012, the Division recognized non-cash ceiling test impairments before tax of $1,822 million (2011 - $2,249 million). The impairments primarily resulted from the decline in the 12-month average trailing natural gas prices, which reduced the Division’s proved reserves volumes and values as calculated under Securities and Exchange Commission (“SEC”) requirements.

Annual Report 2013 | Encana Corporation 29

USA DIVISION

OPERATING CASH FLOW

	Operating Cash Flow			Natural Gas Netback			Oil & NGLs Netback
	($ millions)			($/Mcf)			($/bbl)
	2013	2012	2011	2013	2012	2011	2013	2012	2011
Revenues, Net of Royalties, excluding Hedging	$2,499	$2,170	$3,424	$3.81	$3.03	$4.47	$70.18	$82.33	$85.28
Realized Financial Hedging Gain	264	1,195	598	0.53	2.01	0.87	0.44	—	—
Expenses
Production and mineral taxes	119	96	183	0.16	0.11	0.23	4.79	6.63	7.54
Transportation and processing	722	652	728	1.47	1.10	1.06	—	0.06	0.08
Operating	411	377	444	0.69	0.59	0.62	7.02	5.88	0.70

Operating Cash Flow/Netback	$1,511	$2,240	$2,667	$2.02	$3.24	$3.43	$58.81	$69.76	$76.96

	Natural Gas			Oil & NGLs
	(MMcf/d)			(Mbbls/d)
	2013	2012	2011	2013	2012	2011
Production Volumes - After Royalties	1,345	1,622	1,879	23.5	11.6	9.5

2013 versus 2012

Operating Cash Flow of $1,511 million decreased $729 million primarily due to lower realized financial hedging gains of $931 million, partially offset by higher realized natural gas prices which increased revenues $385 million. In 2013, Cash Flow was impacted by the following significant items:

•	Realized financial hedging gains were $264 million compared to $1,195 million in 2012.

•	Higher natural gas prices reflected higher benchmark prices, which increased revenues by $385 million. Average natural gas production volumes of 1,345 MMcf/d were lower by 277 MMcf/d. This decreased revenues by $311 million primarily due to natural declines, partially offset by shut-in production volumes in 2012.

•	Average oil and NGL production volumes of 23.5 Mbbls/d were higher by 11.9 Mbbls/d. This increased revenues by $359 million primarily due to successful drilling programs in oil and liquids rich natural gas plays and new and renegotiated gathering and processing agreements which resulted in additional NGL volumes primarily in Piceance and Jonah. Lower liquids prices decreased revenues by $105 million.

•	Transportation and processing expense increased $70 million primarily due to costs related to new and renegotiated gathering and processing agreements.

•	Operating expense increased $34 million primarily due to an increased focus on emerging oil and liquids rich natural gas plays.

2012 versus 2011

Operating Cash Flow of $2,240 million decreased $427 million primarily due to lower realized natural gas prices which decreased revenues $856 million, partially offset by higher realized financial hedging gains of $597 million. In 2012, Cash Flow was impacted by the following significant items:

•	Realized financial hedging gains were $1,195 million compared to $598 million in 2011.

•	Lower natural gas prices reflected lower benchmark prices, which decreased revenues by $856 million. Average natural gas production volumes of 1,622 MMcf/d were lower by 257 MMcf/d. This decreased revenues by $412 million primarily due to natural declines, divestitures in Texas and shut-in production in Haynesville, partially offset by a successful drilling program in Piceance.

•	Average oil and NGL production volumes of 11.6 Mbbls/d were higher by 2.1 Mbbls/d. This increased revenues by $66 million primarily due to successful drilling programs in oil and liquids rich natural gas plays and renegotiated gathering and processing agreements, which resulted in additional NGL volumes.

•	Production and mineral taxes decreased $87 million primarily due to lower natural gas prices.

•	Transportation and processing expense decreased $76 million primarily due to lower natural gas production volumes.

•	Operating expense decreased $67 million primarily due to lower property taxes and the North Texas asset divestiture.

30 Encana Corporation | Annual Report 2013

RESULTS BY RESOURCE PLAY

	Natural Gas Production			Oil & NGLs Production			Capital
	(MMcf/d)			(Mbbls/d)			($ millions)
	2013	2012	2011	2013	2012	2011	2013	2012	2011
Piceance	455	475	435	5.1	2.2	1.9	$241	$328	$453
Jonah	323	411	471	4.7	4.1	4.3	48	102	275
Haynesville	348	475	508	—	—	—	210	337	1,018
Texas	136	167	376	—	0.1	0.3	23	62	310
Other and emerging	83	94	89	13.7	5.2	3.0	761	898	390

Total USA Division	1,345	1,622	1,879	23.5	11.6	9.5	$1,283	$1,727	$2,446

Other and emerging resource plays include results from prospective oil and liquids rich natural gas plays including the San Juan Basin, the DJ Basin, the Tuscaloosa Marine Shale and Eaglebine.

Average oil and NGL production volumes during 2013 increased primarily due to successful drilling programs in the DJ Basin, Piceance and the San Juan Basin and new and renegotiated gathering and processing agreements which resulted in additional NGL volumes primarily in Piceance and Jonah.

Average natural gas production volumes during 2013 in Jonah and Haynesville were impacted by natural declines and a reduced capital investment program.

OTHER DIVISIONAL EXPENSES

($ millions)	2013	2012	2011
Depreciation, depletion and amortization	$818	$1,102	$1,226
Impairments	—	2,842	—

In 2013, DD&A decreased from 2012 due to a lower depletion rate of $1.51 per Mcfe in 2013 compared to $1.78 per Mcfe in 2012 and lower production volumes in 2013. The lower depletion rate primarily resulted from ceiling test impairments recognized during 2012.

In 2012, the Division recognized non-cash ceiling test impairments before tax of $2,842 million (2011 - nil). The impairments primarily resulted from the decline in the 12-month average trailing natural gas prices, which reduced the Division’s proved reserves volumes and values as calculated under SEC requirements.

MARKET OPTIMIZATION

($ millions)	2013	2012	2011
Revenues	$512	$419	$703
Expenses
Operating	38	48	40
Purchased product	441	349	635
Depreciation, depletion and amortization	12	12	12

	$21	$10	$16

Market Optimization revenues and purchased product expense relate to activities that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. Revenues and purchased product expense increased in 2013 compared to 2012 primarily due to higher commodity prices partially offset by lower volumes required for optimization. Revenues and purchased product expense decreased in 2012 compared to 2011 primarily due to lower commodity prices and lower volumes required for optimization.

Annual Report 2013 | Encana Corporation 31

CORPORATE AND OTHER

($ millions)	2013	2012	2011
Revenues	$(241)	$(1,384)	$870
Expenses
Transportation and processing	(2)	24	(25)
Operating	38	17	2
Depreciation, depletion and amortization	134	94	78
Impairments	21	31	—

	$(432)	$(1,550)	$815

Revenues mainly include unrealized hedging gains or losses recorded on derivative financial contracts which result from the volatility in forward curves of commodity prices and changes in the balance of unsettled contracts between periods. Transportation and processing expense reflects unrealized financial hedging gains or losses related to the Company’s power financial derivative contracts. DD&A includes amortization of corporate assets, such as computer equipment, office buildings, furniture and leasehold improvements. Impairments relates to certain corporate assets.

Corporate and Other results include revenues and operating expenses related to the sublease of office space in The Bow office building. For further information on The Bow office sublease, refer to the Contractual Obligations and Contingencies section of this MD&A.

OTHER OPERATING RESULTS

EXPENSES

($ millions)	2013	2012	2011
Accretion of asset retirement obligation	$53	$53	$50
Administrative	439	392	350
Interest	563	522	468
Foreign exchange (gain) loss, net	325	(107)	133
Other	(6)	1	21

	$1,374	$861	$1,022

Administrative expense in 2013 increased from 2012 primarily due to restructuring charges of approximately $88 million resulting from workforce reductions to align the organizational structure in support of the strategy announced in November 2013, partially offset by higher legal costs in 2012. Administrative expense in 2012 increased from 2011 primarily due to higher long-term compensation cost accruals and higher legal costs.

Interest expense in 2013 increased from 2012 primarily due to interest related to The Bow office building. Interest expense in 2012 increased from 2011 due to higher standby fees on available committed revolving bank credit facilities, a lower recovery of interest accrued on unrecognized tax benefits and interest related to The Bow office building. The Bow office obligation is discussed further in the Contractual Obligations and Contingencies section of this MD&A.

Foreign exchange gains and losses result from the impact of the fluctuations in the Canadian to U.S. dollar exchange rate. Foreign exchange gains and losses primarily arise from the revaluation and settlement of U.S. dollar long-term debt issued from Canada and the revaluation of other monetary assets and liabilities.

INCOME TAX

($ millions)	2013	2012	2011
Current Income Tax	$(191)	$(200)	$(195)
Deferred Income Tax	(57)	(1,837)	212

Income Tax Expense (Recovery)	$(248)	$(2,037)	$17

Current income tax in 2013 was a recovery of $191 million primarily due to amounts in respect of prior periods. The current income tax recoveries of $200 million in 2012 and $195 million in 2011 were primarily due to the carry back of tax losses to prior years.

Total income tax was a recovery of $248 million in 2013 and decreased $1,789 million primarily due to higher net earnings before tax resulting from the non-cash ceiling test impairments included in 2012 results. In 2012, total income tax was a recovery of $2,037 million compared to an expense of $17 million in 2011 due to lower net earnings before tax primarily resulting from higher non-cash ceiling test impairments, lower commodity prices and unrealized hedging losses. The Net Earnings variances are further discussed in the Financial Results section of this MD&A.

32 Encana Corporation | Annual Report 2013

Encana’s annual effective tax rate is impacted by earnings, statutory rate and other foreign differences, the effect of legislative changes, non-taxable capital gains and losses, tax differences on divestitures and transactions and partnership tax allocations in excess of funding.

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change. As a result, there are tax matters under review. The Company believes that the provision for taxes is adequate.

LIQUIDITY AND CAPITAL RESOURCES

($ millions)	2013	2012	2011
Net Cash From (Used In)
Operating activities	$2,289	$3,107	$3,927
Investing activities	(1,895)	361	(3,631)
Financing activities	(909)	(1,111)	(194)
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currency	(98)	22	(1)

Increase (Decrease) in Cash and Cash Equivalents	$(613)	$2,379	$101

Cash and Cash Equivalents, End of Year	$2,566	$3,179	$800

OPERATING ACTIVITIES

Net cash from operating activities in 2013 of $2,289 million decreased $818 million from 2012. Net cash from operating activities in 2012 of $3,107 million decreased $820 million from 2011. These decreases are primarily a result of the Cash Flow variances discussed in the Financial Results section of this MD&A. In 2013, the net change in non-cash working capital was a deficit of $179 million compared to a deficit of $323 million in 2012 and a deficit of $15 million in 2011.

The Company had a working capital surplus of $1,338 million at December 31, 2013 compared to $2,865 million at December 31, 2012. The decrease in working capital is primarily due to an increase in the current portion of long-term debt, a decrease in risk management assets and a decrease in accounts receivable and accrued revenues. At December 31, 2013, working capital included cash and cash equivalents of $2,566 million compared to $3,179 million at December 31, 2012. Encana expects that it will continue to meet the payment terms of its suppliers.

INVESTING ACTIVITIES

Net cash used in investing activities in 2013 was $1,895 million compared to net cash from investing activities of $361 million in 2012. The net cash used in investing activities primarily resulted from lower divestiture proceeds, partially offset by lower capital expenditures. Net cash from investing activities in 2012 was $361 million compared to net cash used in investing activities of $3,631 million in 2011. The net cash from investing activities primarily resulted from higher divestiture proceeds and lower capital expenditures. Reasons for these changes are discussed further in the Net Capital Investment section of this MD&A.

Investing activities in 2013 also included proceeds received from the sale of the Company’s 30 percent interest in the proposed Kitimat LNG export terminal in British Columbia which closed in February 2013.

Net cash used in investing activities in 2013 also included cash in reserve released from escrow of $44 million compared to $415 million in 2012. Net cash from investing activities in 2011 included cash placed in escrow of $383 million. Cash in reserve includes monies which are not available for general operating use, are segregated or held in escrow and include amounts received from counterparties related to jointly developed assets. At December 31, 2011, the Company also had amounts placed in escrow for a possible qualifying like-kind exchange for U.S. income tax purposes.

FINANCING ACTIVITIES

LONG-TERM DEBT

Encana’s long-term debt, excluding the current portion, totaled $6,124 million at December 31, 2013 and $7,175 million at December 31, 2012. The current portion of long-term debt outstanding was $1,000 million at December 31, 2013 compared to $500 million at December 31, 2012. On October 15, 2013, the Company repaid its 4.75 percent $500 million debt maturity from cash. The Company expects that the remaining $1,000 million 5.80 percent notes which are due to mature on May 1, 2014 will be paid in cash. There were no outstanding balances under the Company’s revolving credit facilities at December 31, 2013 or December 31, 2012.

Encana has the flexibility to refinance maturing long-term debt or repay debt maturities from existing sources of liquidity. Encana’s primary sources of liquidity include cash and cash equivalents, revolving bank credit facilities, working capital, operating cash flow and proceeds from asset divestitures.

Annual Report 2013 | Encana Corporation 33

CREDIT FACILITIES AND SHELF PROSPECTUSES

Encana maintains two committed revolving bank credit facilities and a U.S. dollar shelf prospectus. In June 2013, the Company extended the maturity date of its existing revolving bank credit facilities to June 2018 and reduced the Canadian facility from C$4.0 billion to C$3.5 billion. As at December 31, 2013, Encana had available unused committed revolving bank credit facilities of $4.3 billion and unused capacity under a shelf prospectus for up to $4.0 billion.

•	Encana has in place a revolving bank credit facility for C$3.5 billion ($3.3 billion) that remains committed through June 2018, all of which remained unused.

•	One of Encana’s U.S. subsidiaries has in place a revolving bank credit facility for $1.0 billion that remains committed through June 2018, of which $999 million remained unused.

•	Encana has in place a shelf prospectus whereby it may issue from time to time up to $4.0 billion, or the equivalent in foreign currencies, of debt securities in the U.S. At December 31, 2013, the shelf prospectus remained unutilized, the availability of which is dependent upon market conditions. The shelf prospectus expires in June 2014.

Encana had in place an unutilized shelf prospectus for up to C$2.0 billion, or the equivalent in foreign currencies, of debt securities in Canada which expired in June 2013. Encana did not renew the shelf prospectus as the Company had sufficient cash balances on hand and does not believe that access to the debt capital market in Canada will be required in the near term.

Encana is currently in compliance with, and expects that it will continue to be in compliance with, all financial covenants under its credit facility agreements. Management monitors Debt to Adjusted Capitalization as a proxy for Encana’s financial covenant under its credit facility agreements which require debt to adjusted capitalization to be less than 60 percent. The definitions used in the covenant under the credit facilities adjust capitalization for cumulative historical ceiling test impairments that were recorded as at December 31, 2011 in conjunction with the Company’s January 1, 2012 adoption of U.S. GAAP. Debt to Adjusted Capitalization was 36 percent at December 31, 2013 and 37 percent at December 31, 2012.

OUTSTANDING SHARE DATA

As at December 31, 2013 and February 18, 2014, Encana had 740.9 million common shares outstanding.

Eligible employees have been granted stock options to purchase common shares in accordance with Encana’s Employee Stock Option Plan. As at December 31, 2013, there were approximately 29.5 million outstanding stock options with associated Tandem Stock Appreciation Rights (“TSARs”) attached (15.5 million exercisable). A TSAR gives the option holder the right to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of exercise over the original grant price. The exercise of a TSAR for a cash payment does not result in the issuance of any Encana common shares and therefore has no dilutive effect. Historically, most holders of these options have elected to exercise their stock options as a TSAR in exchange for a cash payment.

Restricted Share Units (“RSUs”) have been granted to eligible employees to receive an Encana common share, or the cash equivalent, as determined by Encana, upon vesting of the RSUs and in accordance with the terms of the RSU Plan and Grant Agreement. The value of one RSU is notionally equivalent to one Encana common share. As at December 31, 2013, there were approximately 8.6 million outstanding RSUs which vest three years from the date granted. The Company intends to settle vested RSUs in cash on the vesting date. A settlement in cash does not result in the issuance of any Encana common shares and therefore has no dilutive effect.

During 2013, Encana cancelled 767,327 common shares reserved for issuance to shareholders upon exchange of predecessor companies’ shares. In accordance with the terms of the merger agreement which formed Encana, shares which have remained unexchanged were extinguished.

In March 2013, Encana amended its dividend reinvestment plan (“DRIP”) to permit the Company to issue, from its treasury, Encana common shares to participating shareholders of the DRIP at a discount to the average market price for the applicable dividend payment date. Under the Company’s DRIP, Encana issued 5.4 million common shares totaling $93 million during 2013.

On February 13, 2014, Encana announced that any future dividends in conjunction with the DRIP will be issued from Encana’s treasury without a discount to the average market price unless otherwise announced by the Company via news release.

DIVIDENDS

Encana pays quarterly dividends to shareholders at the discretion of the Board of Directors. Dividend payments were $494 million or $0.67 per share for 2013 compared to $588 million or $0.80 per share for 2012 and 2011. As disclosed above, the dividends paid included $93 million in common shares for 2013, which were issued in lieu of cash dividends under the Company’s DRIP.

On February 12, 2014, the Board declared a dividend of $0.07 per share payable on March 31, 2014 to common shareholders of record as of March 14, 2014.

34 Encana Corporation | Annual Report 2013

CAPITAL STRUCTURE

The Company’s capital structure consists of shareholders’ equity plus long-term debt, including the current portion. The Company’s objectives when managing its capital structure are to maintain financial flexibility to preserve Encana’s access to capital markets and its ability to meet financial obligations and finance internally generated growth, as well as potential acquisitions. Encana has a long-standing practice of maintaining capital discipline and managing and adjusting its capital structure according to market conditions to maintain flexibility while achieving the Company’s objectives.

To manage the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, issue new shares, issue new debt or repay existing debt. In managing its capital structure, the Company monitors several non-GAAP financial metrics as indicators of its overall financial strength, which are defined in the Non-GAAP Measures section of this MD&A. The financial metrics the Company currently monitors are below.

	2013	2012	2011
Net Debt to Debt Adjusted Cash Flow	1.5x	1.1x	1.6x
Debt to Debt Adjusted Cash Flow	2.4x	2.0x	1.8x
Debt to Adjusted EBITDA	2.5x	2.0x	1.9x
Debt to Adjusted Capitalization	36%	37%	33%

CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

CONTRACTUAL OBLIGATIONS

The following table outlines the Company’s contractual obligations at December 31, 2013:

	Expected Future Payments
($ millions, undiscounted)	2014	2015	2016	2017	2018	Thereafter	Total
Long-Term Debt (1)	$1,000	$—	$—	$700	$705	$4,700	$7,105
Asset Retirement Obligation	68	61	70	68	57	3,982	4,306
Other Long-Term Obligations	87	87	88	89	90	1,893	2,334
Capital Leases	106	93	93	94	94	315	795

Obligations (2)	1,261	241	251	951	946	10,890	14,540

Transportation and Processing	967	985	896	896	848	4,379	8,971
Drilling and Field Services	292	106	71	41	38	35	583
Operating Leases	47	43	38	31	28	38	225

Commitments	1,306	1,134	1,005	968	914	4,452	9,779

Total Contractual Obligations	$2,567	$1,375	$1,256	$1,919	$1,860	$15,342	$24,319

Sublease Recoveries	$(43)	$(43)	$(44)	$(44)	$(44)	$(939)	$(1,157)

(1)	Principal component only. See Note 12 to the Consolidated Financial Statements.
(2)	The Company has recorded $10,312 million in liabilities related to these obligations.

Contractual obligations arising from long-term debt, asset retirement obligations, The Bow office building and capital leases are recognized on the Company’s balance sheet. Further information can be found in the note disclosures to the Consolidated Financial Statements.

Other Long-Term Obligations relates to the 25-year lease agreement with a third party developer for The Bow office building. Encana has recognized the accumulated construction costs for The Bow office building as an asset with a related liability. In 2012, Encana commenced payments to the third party developer. At the conclusion of the 25-year term, the remaining asset and corresponding liability are expected to be derecognized. Encana has subleased part of The Bow office space to a subsidiary of Cenovus Energy Inc. (“Cenovus”). Sublease Recoveries in the table above include the amounts expected to be recovered from Cenovus. Encana’s undiscounted payments for The Bow are $2,334 million, of which $1,157 million is expected to be recovered from Cenovus.

Capital Leases primarily includes the obligation related to the Deep Panuke Production Field Centre, which commenced commercial operations in December 2013 following issuance of the Production Acceptance Notice. Encana’s undiscounted future lease payments total $687 million ($536 million discounted).

In addition to the Commitments disclosed in the table above, Encana has significant development commitments with joint venture partners, a portion of which may be satisfied by the Drilling and Field Services commitments included in the table above.

Annual Report 2013 | Encana Corporation 35

Further to the Commitments disclosed above, Encana also has obligations related to its risk management program and to fund its defined benefit pension and other post-employment benefit plans. Further information can be found in Note 21 to the Consolidated Financial Statements regarding the Company’s risk management program. The Company expects to fund its 2014 commitments and obligations from Cash Flow and cash and cash equivalents.

CONTINGENCIES

Encana is involved in various legal claims and actions arising in the course of the Company’s operations. Although the outcome of these claims cannot be predicted with certainty, the Company does not expect these matters to have a material adverse effect on Encana’s financial position, cash flows or results of operations. If an unfavourable outcome were to occur, there exists the possibility of a material adverse impact on the Company’s consolidated net earnings or loss in the period in which the outcome is determined. Accruals for litigation and claims are recognized if the Company determines that the loss is probable and the amount can be reasonably estimated. The Company believes it has made adequate provision for such legal claims.

RISK MANAGEMENT

Encana’s business, prospects, financial condition, results of operation and cash flows, and in some cases its reputation, are impacted by risks that can be categorized as follows:

•	financial risks;

•	operational risks; and

•	environmental, regulatory, reputational and safety risks.

Encana has created a new strategy to strengthen its position as a leading North American resource play company and grow shareholder value through a disciplined focus on generating profitable growth. Encana continues to focus on developing low-risk and low-cost long-life resource plays, which allows the Company to respond well to market uncertainties. Management adjusts financial and operational risk strategies to proactively respond to changing economic conditions and to mitigate or reduce risk.

Issues that can affect Encana’s reputation are generally strategic or emerging issues that can be identified early and then appropriately managed, but they can also include unforeseen issues that must be managed on a more urgent basis. Encana takes a proactive approach to the identification and management of issues that affect the Company’s reputation and has established appropriate policies, procedures, guidelines and responsibilities for identifying and managing these issues.

FINANCIAL RISKS

Encana defines financial risks as the risk of loss or lost opportunity resulting from financial management and market conditions that could have an impact on Encana’s business.

Financial risks include, but are not limited to:

•	market pricing of natural gas and liquids;

•	credit and liquidity;

•	foreign exchange rates; and

•	interest rates.

Encana partially mitigates its exposure to financial risks through the use of various financial instruments and physical contracts. The use of derivative financial instruments is governed under formal policies and is subject to limits established by the Board of Directors. All derivative financial agreements are with major global financial institutions or with corporate counterparties having investment grade credit ratings. Encana has in place policies and procedures with respect to the required documentation and approvals for the use of derivative financial instruments and specifically ties their use to the mitigation of financial risk to achieve investment returns and growth objectives, while maintaining prescribed financial metrics.

To partially mitigate commodity price risk, the Company may enter into transactions that fix, set a floor or set a floor and cap on prices. To help protect against regional price differentials, Encana executes transactions to manage the price differentials between its production areas and various sales points. Further information, including the details of Encana’s financial instruments as at December 31, 2013, is disclosed in Note 21 to the Consolidated Financial Statements.

Counterparty credit risks are regularly and proactively managed. A substantial portion of Encana’s credit exposure is with customers in the oil and gas industry or financial institutions. This credit exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio, including credit practices that limit transactions and grant payment terms according to industry standards and counterparties’ credit quality.

36 Encana Corporation | Annual Report 2013

The Company manages liquidity risk using cash and debt management programs. The Company has access to cash equivalents and a range of funding alternatives at competitive rates through committed revolving bank credit facilities and debt capital markets. Encana closely monitors the Company’s ability to access cost-effective credit and ensures that sufficient liquidity is in place to fund capital expenditures and dividend payments. The Company minimizes its liquidity risk by managing its capital structure which may include adjusting capital spending, adjusting dividends paid to shareholders, issuing new shares, issuing new debt or repaying existing debt.

As a means of mitigating the exposure to fluctuations in the U.S./Canadian dollar exchange rate, Encana may enter into foreign exchange contracts. Realized gains or losses on these contracts are recognized on settlement. By maintaining U.S. and Canadian operations, Encana has a natural hedge to some foreign exchange exposure.

Encana also maintains a mix of both U.S. dollar and Canadian dollar debt. This helps to offset the exposure to the fluctuations in the U.S./Canadian dollar exchange rate. In addition to direct issuance of U.S. dollar denominated debt, the Company may enter into cross currency swaps on a portion of its debt as a means of managing the U.S./Canadian dollar debt mix.

The Company may partially mitigate its exposure to interest rate changes by holding a mix of both fixed and floating rate debt. Encana may enter into interest rate swap transactions from time to time as an additional means of managing the fixed/floating rate debt portfolio mix.

OPERATIONAL RISKS

Operational risks are defined as the risk of loss or lost opportunity resulting from the following:

•	operating activities;

•	capital activities, including the ability to complete projects; and

•	reserves and resources replacement.

The Company’s ability to operate, generate cash flows, complete projects, and value reserves and resources is subject to financial risks, including commodity prices mentioned above, continued market demand for its products and other risk factors outside of its control. These factors include: general business and market conditions; economic recessions and financial market turmoil; the overall state of the capital markets, including investor appetite for investments in the oil and gas industry generally and the Company’s securities in particular; the ability to secure and maintain cost-effective financing for its commitments; legislative, environmental and regulatory matters; unexpected cost increases; royalties; taxes; volatility in natural gas and liquids prices; partner funding for their share of joint venture and partnership commitments; the availability of drilling and other equipment; the ability to access lands; the ability to access water for hydraulic fracturing operations; weather; the availability of processing capacity; the availability and proximity of pipeline capacity; technology failures; accidents; the availability of skilled labour; and reservoir quality. If Encana fails to acquire or find additional natural gas and liquids reserves and resources, its reserves, resources and production will decline materially from their current levels and, therefore, its cash flows are highly dependent upon successfully exploiting current reserves and resources and acquiring, discovering or developing additional reserves and resources. To mitigate these risks, as part of the capital approval process, the Company’s projects are evaluated on a fully risked basis, including geological risk and engineering risk.

In addition, Encana undertakes a thorough review of previous capital programs to identify key learnings, which often include operational issues that positively and negatively impact project results. Mitigation plans are developed for the operational issues that had a negative impact on results. These mitigation plans are then incorporated into the current year plan for the project. On an annual basis, these results are analyzed for Encana’s capital program with the results and identified learnings shared across the Company.

A peer review process is used to ensure that capital projects are appropriately risked and that knowledge is shared across the Company. Peer reviews are undertaken primarily for exploration projects and early stage resource plays, although they may occur for any type of project.

When making operating and investing decisions, Encana’s business model allows flexibility in capital allocation to optimize investments focused on project returns, long-term value creation and risk mitigation. Encana also mitigates operational risks through a number of other policies, systems and processes as well as by maintaining a comprehensive insurance program.

Annual Report 2013 | Encana Corporation 37

ENVIRONMENTAL, REGULATORY, REPUTATIONAL AND SAFETY RISKS

The Company is committed to safety in its operations and has high regard for the environment and stakeholders, including regulators. The Company’s business is subject to all of the operating risks normally associated with the exploration for, development of and production of natural gas, oil and NGLs and the operation of midstream facilities. When assessing the materiality of environmental risk factors, Encana takes into account a number of qualitative and quantitative factors, including, but not limited to, the financial, operational, reputational and regulatory aspects of each identified risk factor. These risks are managed by executing policies and standards that are designed to comply with or exceed government regulations and industry standards. In addition, Encana maintains a system that identifies, assesses and controls safety, security and environmental risk and requires regular reporting to Senior Management and the Board of Directors. The Corporate Responsibility, Environment, Health and Safety Committee of Encana’s Board of Directors provides recommended environmental policies for approval by Encana’s Board of Directors and oversees compliance with government laws and regulations. Monitoring and reporting programs for environmental, health and safety performance in day-to-day operations, as well as inspections and audits, are designed to provide assurance that environmental and regulatory standards are met. Contingency plans are in place for a timely response to environmental events and remediation/reclamation strategies are utilized to restore the environment.

Encana’s operations are subject to regulation and intervention by governments that can affect or prohibit the drilling, completion, including hydraulic fracturing and tie-in of wells, production, the construction or expansion of facilities and the operation and abandonment of fields. Changes in government regulation could impact the Company’s existing and planned projects as well as impose a cost of compliance.

One of the processes Encana monitors relates to hydraulic fracturing. Hydraulic fracturing is used throughout the oil and gas industry where fracturing fluids are utilized to develop the reservoir. This process has been used in the oil and gas industry for approximately 60 years. Encana uses multiple techniques to fully understand the effect of each hydraulic fracturing operation it conducts. In all Encana operations, rigorous water management and protection is an essential part of this process.

Hydraulic fracturing processes are strictly regulated by various state and provincial government agencies. Encana meets or exceeds the requirements set out by the regulators. The U.S. and Canadian federal governments and certain U.S. state and Canadian provincial governments are currently reviewing certain aspects of the scientific, regulatory and policy framework under which hydraulic fracturing operations are conducted. At present, most of these governments are primarily engaged in the collection, review and assessment of technical information regarding the hydraulic fracturing process and have not provided specific details with respect to any significant actual, proposed or contemplated changes to hydraulic fracturing regulations. However, chemical disclosure requirements are increasing in many of the jurisdictions in which the Company operates.

In the state of Colorado, several cities, including Boulder, Longmont, Fort Collins, Lafayette and Broomfield as well as the County of Boulder, have passed local ordinances limiting or banning certain oil and gas activities, including hydraulic fracturing. These local rule-making initiatives have not significantly impacted the Company’s operations or development plans in the state and are not anticipated to have a negative impact on the Company’s operations in the future. On January 21, 2014, a ballot initiative was filed in the state seeking to transfer the authority to regulate all for-profit companies to local government and specifically stating that local ordinances pre-empt all international, federal and state laws, except for individual fundamental rights. Though broad in nature, the ballot initiative is understood to be primarily intended to restrict oil and gas development in the state. This and other possible measures could make certain Colorado jurisdictions inaccessible to drilling in the future. Therefore, it is possible that the Company’s operations in Colorado could be impeded should such initiatives succeed. Encana continues to work with state and local governments, academics and industry leaders to develop and respond to hydraulic fracturing related concerns in Colorado. The Company recognizes that additional hydraulic fracturing ballot initiatives are a possibility and will continue to monitor and respond to these developments in 2014.

In June 2013, the U.S. Environmental Protection Agency (the “EPA”) announced it has suspended its study of the potential environmental impacts of hydraulic fracturing, including the impacts on drinking water sources and public health, at Encana’s Pavillion natural gas field in Wyoming. The agency has stated that the results in its 2011 draft report were inconclusive and it does not plan to finalize, seek peer review of or rely upon the conclusions of the draft report. Further, no aspects of the draft report will be incorporated into the EPA’s larger ongoing national study of hydraulic fracturing. Instead, the EPA will support additional scientific investigation of the Pavillion groundwater being led by the Wyoming Department of Environmental Quality and the Wyoming Oil and Gas Conservation Commission. Any implication of a potential connection between hydraulic fracturing and groundwater quality may potentially subject Encana to regulatory, operational and/or reputation risks.

Encana is committed to and supports the disclosure of hydraulic fracturing chemical information. Encana participates in the FracFocus Chemical Disclosure Registry (the “Registry”) in the U.S. and the Alberta and British Columbia versions of the Registry. Encana works collaboratively with industry peers, trade associations, fluid suppliers and regulators to identify, develop and advance responsible hydraulic fracturing best practices. More information on hydraulic fracturing can be accessed on the Company’s website at www.encana.com.

38 Encana Corporation | Annual Report 2013

CLIMATE CHANGE REGULATIONS

A number of federal, provincial and state governments have announced intentions to regulate greenhouse gases (“GHG”) and certain other air emissions. While some jurisdictions have provided details on these regulations, it is anticipated that other jurisdictions will announce emission reduction plans in the future. As these federal and regional programs are under development, Encana is unable to predict the total impact of the potential regulations upon its business. Therefore, it is possible that the Company could face increases in operating and capital costs in order to comply with GHG emissions legislation. However, Encana will continue to work with governments to develop an approach to deal with climate change issues that protects the industry’s competitiveness, limits the cost and administrative burden of compliance and supports continued investment in the sector.

The Alberta Government has set targets for GHG emission reductions. In March 2007, regulations were amended to require facilities that emit more than 100,000 tonnes of GHG emissions per year to reduce their emissions intensity by 12 percent from a regulated baseline starting July 1, 2007. To comply, companies can make operating improvements, purchase carbon offsets or make a C$15 per tonne contribution to an Alberta Climate Change and Emissions Management Fund. In Alberta, Encana has one facility covered under the emissions regulations. The forecast cost of carbon associated with the Alberta regulations is not material to Encana at this time and is being actively managed.

In British Columbia, effective July 1, 2008, a ‘revenue neutral carbon tax’ was applied to virtually all fossil fuels, including diesel, natural gas, coal, propane and home heating fuel. The tax applies to combustion emissions and to the purchase or use of fossil fuels within the province. The rate started at C$10 per tonne of carbon equivalent emissions and has risen to C$30 per tonne at present. The forecast cost of carbon associated with the British Columbia regulations is not material to Encana at this time and is being actively managed.

The Canadian federal government has announced that it will align GHG emission reduction targets with the U.S. The Canadian federal government has taken a sector-specific approach and, while progress has been made working with industry and the provinces on the development of oil and gas sector-specific regulations, the federal government has not committed to a definitive timeline for implementation and/or release of legislation. Encana will continue to monitor these developments during 2014.

While the U.S federal government has noted climate change action as a priority for the current administration’s upcoming second term, direction given to the EPA to date has focused on establishing proposed carbon emission standards, regulations or guidelines related to power plants. To date, no legislative or regulatory announcements have been made that would materially impact oil and natural gas activities. Encana will continue to monitor any developments during 2014.

Encana intends to continue its activity to reduce its emissions intensity and improve its energy efficiency. The Company’s efforts with respect to emissions management are founded with a focus on energy efficiency, the development of technology to reduce GHG emissions and active involvement in the creation of industry best practices.

Encana has a proactive strategy for addressing the implications of emerging carbon regulations which is composed of three principal elements:

•	Active Cost Management. When regulations are implemented, a cost is placed on Encana’s emissions (or a portion thereof) and, while these are not material at this stage, they are being actively managed to ensure compliance. Factors such as effective emissions tracking and attention to fuel consumption help to support and drive the Company’s focus on cost reduction.

•	Anticipate and Respond to Price Signals. As regulatory regimes for GHGs develop in the jurisdictions where Encana operates, inevitably price signals begin to emerge. The Company maintains an Environmental Efficiency Initiative in an effort to improve the energy efficiency of its operations. The price of potential carbon reductions plays a role in the economics of the projects that are implemented. In response to the anticipated price of carbon, Encana is also attempting, where appropriate, to realize the associated value of its reduction projects.

•	Work with Industry Groups. Encana continues to work with governments, academics and industry leaders to develop and respond to emerging GHG regulations. By continuing to stay engaged in the debate on the most appropriate means to regulate these emissions, the Company gains useful knowledge that allows it to explore different strategies for managing its emissions and costs. These scenarios influence Encana’s long-range planning and its analyses on the implications of regulatory trends.

Encana monitors developments in emerging climate change policy and legislation, and considers the associated costs of carbon in its strategic planning. Management and the Board of Directors review the impact of a variety of carbon constrained scenarios on its strategy, with a current price range from approximately $10 to $80 per tonne of emissions applied to a range of emissions coverage levels. Encana also examines the impact of carbon regulation on its major projects. Although uncertainty remains regarding potential future emissions regulation, Encana’s plan is to continue to assess and evaluate the cost of carbon relative to its investments across a range of scenarios.

Encana recognizes that there is a cost associated with carbon emissions. Encana is confident that GHG regulations and the cost of carbon at various price levels have been adequately considered as part of its business planning and scenarios analyses. Encana believes that the resource play strategy is an effective way to develop the resource, generate shareholder returns and coordinate overall environmental objectives with respect to carbon, air emissions, water and land. Encana is committed to transparency with its stakeholders and will keep them apprised of how these issues affect operations. Additional detail on Encana’s GHG emissions is available in the Corporate Responsibility Report that is available on the Company’s website at www.encana.com.

Annual Report 2013 | Encana Corporation 39

ACCOUNTING POLICIES AND ESTIMATES

CRITICAL ACCOUNTING ESTIMATES

Management is required to make judgments, assumptions and estimates in applying its accounting policies and practices, which have a significant impact on the financial results of the Company. A summary of Encana’s significant accounting policies can be found in Note 1 to the Consolidated Financial Statements for the year ended December 31, 2013. The following discussion outlines the accounting policies and practices involving the use of estimates that are critical to determining Encana’s financial results.

UPSTREAM ASSETS AND RESERVES

Encana follows U.S. GAAP full cost accounting for natural gas, oil and NGL activities. Reserves estimates can have a significant impact on net earnings, as they are a key input to the Company’s depletion and ceiling test impairment calculations. A downward revision in reserves estimates may increase depletion expense and may also result in a ceiling test impairment. A ceiling test impairment is recognized in net earnings when the carrying amount of a country cost centre exceeds the country cost centre ceiling. The carrying amount of a cost centre includes capitalized costs of proved oil and gas properties, net of accumulated depletion and the related deferred income taxes. The cost centre ceiling is the sum of the estimated after-tax future net cash flows from proved reserves as calculated under SEC requirements, using the 12-month average trailing prices and unescalated future development and production costs, discounted at 10 percent, plus unproved property costs. The 12-month average trailing price is calculated as the average of the price on the first day of each month within the trailing 12-month period. Any excess of the carrying amount over the calculated ceiling is recognized as an impairment in net earnings. During 2012 and 2011, Encana recorded ceiling test impairments, which are discussed further in the Divisional Results section of this MD&A.

Annually, all of Encana’s natural gas, oil and NGL reserves and resources are evaluated and reported on by independent qualified reserves evaluators. The estimation of reserves is a subjective process. Estimates are based on engineering data, projected future rates of production, and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. Reserves estimates can be revised upward or downward based on the results of future drilling, testing, production levels and economics of recovery.

The Company believes that the discounted after-tax future net cash flows from proved reserves required to be used in the ceiling test calculation are not indicative of the fair market value of Encana’s oil and gas properties or of the future net cash flows expected to be generated from such properties. The discounted after-tax future net cash flows do not consider the value of unproved properties, the value of probable or possible reserves or future changes in commodity prices. Encana manages its business using estimates of reserves and resources based on forecast prices and costs.

ASSET RETIREMENT OBLIGATION

Asset retirement obligations are those legal obligations where the Company will be required to retire tangible long-lived assets such as producing well sites, offshore production platforms and natural gas processing plants. The fair value of estimated asset retirement obligations is recognized in the Consolidated Balance Sheet when incurred and a reasonable estimate of fair value can be made. The asset retirement cost, equal to the initially estimated fair value of the asset retirement obligation, is capitalized as part of the cost of the related long-lived asset. Changes in the estimated obligation resulting from revisions to estimated timing or amount of future cash flows are recognized as a change in the asset retirement obligation and the related asset retirement cost.

The asset retirement obligation is estimated by discounting the expected future cash flows of the settlement. The discounted cash flows are based on estimates of such factors as reserves lives, retirement costs, timing of settlements, credit-adjusted risk-free rates and inflation rates. These estimates will impact net earnings through accretion of the asset retirement obligation in addition to depletion of the asset retirement cost included in property, plant and equipment. Actual expenditures incurred are charged against the accumulated asset retirement obligation.

GOODWILL

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is assessed for impairment at least annually at December 31. Goodwill and all other assets and liabilities are allocated to reporting units, which are Encana’s country cost centres. To assess impairment, the carrying amount of each reporting unit is determined and compared to the fair value of the reporting unit. If the carrying amount of the reporting unit is higher than its related fair value then goodwill is written down to the reporting unit’s implied fair value of goodwill. The implied fair value of goodwill is determined by deducting the fair value of the reporting unit’s assets and liabilities from the fair value of the reporting unit as if the reporting entity had been acquired in a business combination. Any excess of the carrying value of goodwill over the implied fair value of goodwill is recognized as an impairment and charged to net earnings. Subsequent measurement of goodwill is at cost less accumulated impairments.

The fair value used in the impairment test is based on estimates of discounted future cash flows which involves assumptions of natural gas and liquids reserves, including commodity prices, future costs and discount rates. Encana has assessed its goodwill for impairment at December 31, 2013 and has determined that no write-down is required.

INCOME TAXES

Encana follows the liability method of accounting for income taxes. Under this method, deferred income taxes are recorded for the effect of any temporary difference between the accounting and income tax basis of an asset or liability, using the enacted income tax rates and laws expected to apply when the assets are realized and liabilities are settled. Current income taxes are measured at the amount expected to be recoverable from or payable to the taxation authorities based on the income tax rates and laws enacted at the end of the reporting period. The effect of a change in the enacted tax rates or laws is recognized in net earnings in the period of enactment.

40 Encana Corporation | Annual Report 2013

Deferred income tax assets are routinely assessed for realizability. If it is more likely than not that deferred tax assets will not be realized, a valuation allowance is recorded to reduce the deferred tax assets. Encana considers available positive and negative evidence when assessing the realizability of deferred tax assets, including historic and expected future taxable earnings, available tax planning strategies and carry forward periods. The assumptions used in determining expected future taxable earnings are consistent with those used in the goodwill impairment assessment.

Encana’s interim income tax expense is determined using an estimated annual effective income tax rate applied to year-to-date net earnings before income tax plus the effect of legislative changes and amounts in respect of prior periods. The estimated annual effective income tax rate is impacted by the expected annual earnings, statutory rate and other foreign differences, non-taxable capital gains and losses, tax differences on divestitures and transactions and partnership tax allocations in excess of funding.

Encana recognizes the financial statement effects of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination by a taxing authority. A recognized tax position is initially and subsequently measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement with a taxing authority. Liabilities for unrecognized tax benefits that are not expected to be settled within the next 12 months are included in other liabilities and provisions.

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change. As such, income taxes are subject to measurement uncertainty and the interpretations can impact net earnings through the income tax expense arising from the changes in deferred income tax assets or liabilities.

DERIVATIVE FINANCIAL INSTRUMENTS

As described in the Risk Management section of this MD&A, derivative financial instruments are used by Encana to manage its exposure to market risks relating to commodity prices, foreign currency exchange rates and interest rates. The Company’s policy is not to utilize derivative financial instruments for speculative purposes.

Derivative financial instruments are measured at fair value with changes in fair value recognized in net earnings. The fair values recorded in the Consolidated Balance Sheet reflect netting the asset and liability positions where counterparty master netting arrangements contain provisions for net settlement. Realized gains or losses from financial derivatives related to natural gas and oil commodity prices are recognized in revenues as the contracts are settled. Realized gains or losses from financial derivatives related to power commodity prices are recognized in transportation and processing expense as the related power contracts are settled. Unrealized gains and losses are recognized in revenues and transportation and processing expense accordingly, at the end of each respective reporting period based on the changes in fair value of the contracts.

The estimate of fair value of all derivative instruments is based on quoted market prices or, in their absence, third party market indications and forecasts. The estimated fair value of financial assets and liabilities is subject to measurement uncertainty.

RECENT ACCOUNTING PRONOUNCEMENTS

CHANGES IN ACCOUNTING POLICIES AND PRACTICES

As of January 1, 2013, Encana adopted the following accounting standards updates issued by the Financial Accounting Standards Board (“FASB”), which have not had a material impact on the Company’s Consolidated Financial Statements:

•	Accounting Standards Update 2011-11, Disclosures about Offsetting Assets and Liabilities, and Accounting Standards Update 2013-01, Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities, require disclosure of both gross and net information about certain financial instruments eligible for offset in the balance sheet and certain financial instruments subject to master netting arrangements. The amendments have been applied retrospectively.

•	Accounting Standards Update 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, requires enhanced disclosures about amounts reclassified out of accumulated other comprehensive income. The amendments have been applied prospectively.

NEW STANDARDS ISSUED NOT YET ADOPTED

As of January 1, 2014, Encana will be required to adopt the following accounting standards updates issued by the FASB, which are not expected to have a material impact on the Company’s Consolidated Financial Statements:

•	Accounting Standards Update 2013-04, Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date, clarifies guidance for the recognition, measurement and disclosure of liabilities resulting from joint and several liability arrangements. The amendments will be applied retrospectively.

•	Accounting Standards Update 2013-05, Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity, clarifies the applicable guidance for certain transactions that result in the release of the cumulative translation adjustment into net earnings. The amendments will be applied prospectively.

•	Accounting Standards Update 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, clarifies that a liability related to an unrecognized tax benefit or portions thereof should be presented as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward, except under specific situations. The amendments will be applied prospectively.

Annual Report 2013 | Encana Corporation 41

NON-GAAP MEASURES

Certain measures in this document do not have any standardized meaning as prescribed by U.S. GAAP and therefore, are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other issuers. These measures are commonly used in the oil and gas industry and by Encana to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Non-GAAP measures include: Cash Flow; Cash Flow per share - diluted; Operating Earnings; Operating Earnings per share - diluted; Revenues, Net of Royalties, Excluding Unrealized Hedging; Net Debt to Debt Adjusted Cash Flow; Debt to Debt Adjusted Cash Flow; Debt to Adjusted EBITDA; and Debt to Adjusted Capitalization. Management’s use of these measures is discussed further below.

CASH FLOW

Cash Flow is a non-GAAP measure commonly used in the oil and gas industry and by Encana to assist Management and investors in measuring the Company’s ability to finance capital programs and meet financial obligations. Cash Flow is defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital and cash tax on sale of assets.

	2013					2012					2011
($ millions)	Annual	Q4	Q3	Q2	Q1	Annual	Q4	Q3	Q2	Q1	Annual

Cash From (Used in) Operating Activities	$2,289	$462	$935	$554	$338	$3,107	$717	$1,142	$631	$617	$3,927
(Add back) deduct:
Net change in other assets and liabilities	(80)	(21)	(15)	(22)	(22)	(78)	(23)	(9)	(26)	(20)	(160)
Net change in non-cash working capital	(179)	(183)	300	(81)	(215)	(323)	(56)	242	(134)	(375)	(15)
Cash tax on sale of assets	(33)	(11)	(10)	(8)	(4)	(29)	(13)	(4)	(3)	(9)	(114)

Cash Flow	$2,581	$677	$660	$665	$579	$3,537	$809	$913	$794	$1,021	$4,216

OPERATING EARNINGS

Operating Earnings is a non-GAAP measure that adjusts Net Earnings by non-operating items that Management believes reduces the comparability of the Company’s underlying financial performance between periods. Operating Earnings is commonly used in the oil and gas industry and by Encana to provide investors with information that is more comparable between periods.

Operating Earnings is defined as Net Earnings excluding non-recurring or non-cash items that Management believes reduces the comparability of the Company’s financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, impairments, restructuring charges, foreign exchange gains/losses, income taxes related to divestitures and adjustments to normalize the effect of income taxes calculated using the estimated annual effective tax rate.

	2013					2012					2011
($ millions)	Annual	Q4	Q3	Q2	Q1	Annual	Q4	Q3	Q2	Q1	Annual

Net Earnings (Loss)	$236	$(251)	$188	$730	$(431)	$(2,794)	$(80)	$(1,244)	$(1,482)	$12	$5

After-tax (addition) / deduction:

Unrealized hedging gain (loss)	(232)	(209)	(89)	332	(266)	(1,002)	(72)	(428)	(547)	45	600
Impairments	(16)	—	(16)	—	—	(3,188)	(300)	(1,193)	(1,695)	—	(1,687)
Restructuring charges	(64)	(64)	—	—	—	—	—	—	—	—	—
Non-operating foreign exchange gain (loss)	(282)	(124)	105	(162)	(101)	92	(66)	162	(90)	86	(99)
Income tax adjustments	28	(80)	38	313	(243)	307	62	(48)	652	(359)	—

Operating Earnings	$802	$226	$150	$247	$179	$997	$296	$263	$198	$240	$1,191

42 Encana Corporation | Annual Report 2013

REVENUES, NET OF ROYALTIES, EXCLUDING UNREALIZED HEDGING

Revenues, Net of Royalties, Excluding Unrealized Hedging is a non-GAAP measure that adjusts revenues, net of royalties for unrealized hedging gains/losses. Unrealized hedging gains/losses result from the fair value changes in unsettled derivative financial contracts. Management monitors Revenues, Net of Royalties, Excluding Unrealized Hedging as it reflects the realized hedging impact of the Company’s settled financial contracts.

	2013					2012					2011
($ millions)	Annual	Q4	Q3	Q2	Q1	Annual	Q4	Q3	Q2	Q1	Annual
Revenues, Net of Royalties	$5,858	$1,423	$1,392	$1,984	$1,059	$5,160	$1,605	$1,025	$731	$1,799	$8,467
(Add) / deduct:
Unrealized hedging gain (loss), before tax	(347)	(296)	(126)	461	(386)	(1,441)	(118)	(598)	(795)	70	854

Revenues, Net of Royalties, Excluding Unrealized Hedging	$6,205	$1,719	$1,518	$1,523	$1,445	$6,601	$1,723	$1,623	$1,526	$1,729	$7,613

NET DEBT TO DEBT ADJUSTED CASH FLOW

Net Debt to Debt Adjusted Cash Flow is a non-GAAP measure monitored by Management as an indicator of the Company’s overall financial strength. Net Debt is a non-GAAP measure defined as long-term debt, including current portion, less cash and cash equivalents. Debt Adjusted Cash Flow is a non-GAAP measure defined as Cash Flow on a trailing 12-month basis excluding interest expense after tax.

($ millions)	2013	2012	2011

Debt	$7,124	$7,675	$8,150

Less: Cash and Cash Equivalents	2,566	3,179	800

Net Debt	4,558	4,496	7,350

Cash Flow	2,581	3,537	4,216

Interest Expense, after tax	421	391	344

Debt Adjusted Cash Flow	$3,002	$3,928	$4,560

Net Debt to Debt Adjusted Cash Flow	1.5x	1.1x	1.6x

DEBT TO DEBT ADJUSTED CASH FLOW

Debt to Debt Adjusted Cash Flow is a non-GAAP measure monitored by Management as an indicator of the Company’s overall financial strength. Debt Adjusted Cash Flow is a non-GAAP measure defined as Cash Flow on a trailing 12-month basis excluding interest expense after tax.

($ millions)	2013	2012	2011

Debt	$7,124	$7,675	$8,150

Cash Flow	2,581	3,537	4,216

Interest Expense, after tax	421	391	344

Debt Adjusted Cash Flow	$3,002	$3,928	$4,560

Debt to Debt Adjusted Cash Flow	2.4x	2.0x	1.8x

Annual Report 2013 | Encana Corporation 43

DEBT TO ADJUSTED EBITDA

Debt to Adjusted EBITDA is a non-GAAP measure monitored by Management as an indicator of the Company’s overall financial strength. Adjusted EBITDA is a non-GAAP measure defined as trailing 12-month Net Earnings before income taxes, foreign exchange gains or losses, interest, accretion of asset retirement obligation, DD&A, impairments, unrealized hedging gains and losses and other expenses.

($ millions)	2013	2012	2011
Debt	$7,124	$7,675	$8,150

Net Earnings (Loss)	236	(2,794)	5
Add (deduct):
Interest	563	522	468
Income tax expense (recovery)	(248)	(2,037)	17
Depreciation, depletion and amortization	1,565	1,956	2,282
Impairments	21	4,695	2,249
Accretion of asset retirement obligation	53	53	50
Foreign exchange (gain) loss, net	325	(107)	133
Unrealized (gain) loss on risk management	345	1,465	(879)
Other	(6)	1	21

Adjusted EBITDA	$2,854	$3,754	$4,346

Debt to Adjusted EBITDA	2.5x	2.0x	1.9x

DEBT TO ADJUSTED CAPITALIZATION

Debt to Adjusted Capitalization is a non-GAAP measure, which adjusts capitalization for historical ceiling test impairments that were recorded as at December 31, 2011. Management monitors Debt to Adjusted Capitalization as a proxy for Encana’s financial covenant under its credit facility agreements which require debt to adjusted capitalization to be less than 60 percent. Adjusted Capitalization includes debt, shareholders’ equity and an equity adjustment for cumulative historical ceiling test impairments recorded as at December 31, 2011 in conjunction with the Company’s January 1, 2012 adoption of U.S. GAAP.

($ millions)	2013	2012	2011
Debt	$7,124	$7,675	$8,150

Shareholders’ Equity	5,147	5,295	8,578
Equity Adjustment for Impairments at December 31, 2011	7,746	7,746	7,746

Adjusted Capitalization	$20,017	$20,716	$24,474

Debt to Adjusted Capitalization	36%	37%	33%

44 Encana Corporation | Annual Report 2013

ADVISORY

FORWARD-LOOKING STATEMENTS

In the interest of providing Encana shareholders and potential investors with information regarding the Company and its subsidiaries, including Management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “objective”, “strategy”, “strives”, “agreed to” or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this document include, but are not limited to, statements with respect to: becoming the leading North American resource play company; the expectation to consistently deliver strong operational and financial results; achieving the Company’s focus on developing its strong portfolio of resource plays producing natural gas, oil and NGLs; the expected focus of capital on key liquids plays and the anticipated higher returns generated therefrom; commitment to growing long-term shareholder value through a disciplined focus on generating profitable growth; pursuing its key business objectives of balancing its commodity mix, focusing capital investments in high return, scalable projects, maintaining portfolio flexibility, maximizing profitability through operating efficiencies, reducing costs and preserving balance sheet strength; the expectation that there will be no significant changes in reportable segments as a result of the new business strategy; the realignment of the Company’s business strategy and corporate organizational structure and success thereof; the Company’s focus on driving efficiencies throughout the organization; the Company’s plans to transfer its royalty business into a new company through an IPO, including the expected future activities of the new company following the transaction, the anticipated benefits of the transaction to Encana and its shareholders, Encana’s expected ownership level in the new company, that applicable approvals will be obtained and the timing and success of such offering; the ability to continue entering prospective plays early and leveraging technology to unlock resources and build the underlying productive capacity at low cost; anticipated revenues and operating expenses; optimizing the Company’s base production and improving operating efficiencies, fostering technological innovation, lowering cost structures and success of the resource play hub model; the Company’s continued focus on developing low-risk and low-cost long-life resource plays; the anticipated proceeds from various joint venture, partnership and other agreements entered into by the Company, including their successful implementation, expected future benefits and the Company’s ability to fund future development costs associated with those agreements; anticipated dividends, potential future discounts to market price in connection with the Company’s DRIP; anticipated oil, natural gas and NGLs prices; anticipated third party purchases and sales; projections contained in the 2014 Corporate Guidance (including estimates of cash flow including per share, natural gas, oil and NGLs production, capital investment and its allocation, net divestitures, operating costs, and 2014 estimated sensitivities of cash flow and operating earnings); estimates of reserves and resources; expectation that the discounted after-tax future net cash flows from proved reserves used in ceiling test calculations is not indicative of the fair market value of Encana’s oil and gas properties or of the future net cash flows expected to be generated from such properties; anticipated cash flow and operating cash flow to 2017; anticipated ratio of cash flow growth to production growth; the expectation to unlock value from its massive resource base and value profitability over production; projections relating to the adequacy of the Company’s provision for taxes and legal claims; the flexibility of capital spending plans and the source of funding therefor; anticipated access to capital markets and ability to meet financial obligations and finance growth; the benefits of the Company’s risk management program, including the impact of derivative financial instruments; projections that the Company has access to cash and cash equivalents and a range of funding at competitive rates; the Company’s ability to meet payment terms of its suppliers and be in compliance with all financial covenants under its credit facility agreements; anticipated debt repayments and the ability to make such repayments in cash; expectations surrounding environmental legislation including regulations relating to climate change and hydraulic fracturing and the impact such regulations could have on the Company and the results of additional scientific investigations of the Pavillion groundwater; anticipated flexibility to refinance maturing long-term debt or repay debt maturities from existing sources of liquidity; expectation to fund 2014 commitments from cash flow, cash and cash equivalents; expectations regarding accessing the debt capital market in Canada in the near term; the anticipated effect of the Company’s risk mitigation policies, systems, processes and insurance program; the Company’s ability to manage its Net Debt to Debt Adjusted Cash Flow, Debt to Debt Adjusted Cash Flow, Debt to Adjusted EBITDA and Debt to Adjusted Capitalization ratios; and the expected impact and timing of various accounting pronouncements, rule changes and standards on the Company and its financial statements.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of, and assumptions regarding natural gas and liquids prices, including substantial or extended decline of the same and their adverse effect on the Company’s operations and financial condition and the value and amount of its reserves; assumptions based upon the Company’s current guidance; fluctuations in currency and interest rates; risk that the Company may not conclude divestitures of certain assets or other transactions or receive amounts contemplated under the transaction agreements (such transactions may include third party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures” and the funds received in respect thereof which Encana may refer to from time to time as “proceeds”, “deferred purchase price” and/or “carry capital”, regardless of the legal form) as a result of various conditions not being met; product supply and demand; market competition; risks inherent in the Company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the Company’s ability to acquire or find additional reserves; hedging activities resulting in realized and unrealized losses; business interruption and casualty losses; risk of the Company not operating all of its properties and assets; counterparty risk; downgrade in credit rating and its adverse effects; liability for indemnification obligations to third parties; variability of dividends to be paid; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the Company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the Company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the Company; risk arising from price basis differential; risk arising from inability to enter into attractive hedges to protect the Company’s capital program; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Without limiting the generality of the foregoing, there can be no assurance that Encana will ultimately conduct an IPO, or, if a new company is created, the final particulars thereof, including without limitation, the number, value or location of the fee simple mineral title lands and associated royalty interests that would be proposed to be transferred to a new company, the size of the retained interest that Encana would hold initially or in the future in the new company, and other arrangements that would be proposed or exist as between Encana and the new company. Encana’s determination to create a new company is subject to a number of risks and uncertainties, including without limitation, those relating to approval by Encana’s Board of Directors, due diligence, favourable market conditions and stock exchange, regulatory and third party approvals. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this document are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Annual Report 2013 | Encana Corporation 45

Forward-looking information respecting anticipated 2014 cash flow for Encana is based upon, among other things, achieving average production for 2014 of between 2.6 Bcf/d and 2.8 Bcf/d of natural gas and 70,000 bbls/d to 75,000 bbls/d of liquids, commodity prices for natural gas and liquids based on NYMEX $3.75 per MMBtu and WTI of $95 per bbl, an estimated U.S./Canadian dollar foreign exchange rate of $0.95 and a weighted average number of outstanding shares for Encana of approximately 741 million.

Assumptions relating to forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this document.

Encana is required to disclose events and circumstances that occurred during the period to which this MD&A relates that are reasonably likely to cause actual results to differ materially from material forward-looking statements for a period that is not yet complete that Encana has previously disclosed to the public and the expected differences thereto. Such disclosure can be found in Encana’s news release dated February 13, 2014, which is available on Encana’s website at www.encana.com, on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

OIL AND GAS INFORMATION

National Instrument 51-101 of the Canadian Securities Administrators imposes oil and gas disclosure standards for Canadian public companies engaged in oil and gas activities. The Canadian protocol disclosure is contained in Appendix A and under “Narrative Description of the Business” in the AIF. Encana obtained an exemption dated January 4, 2011 from certain requirements of NI 51-101 to permit it to provide certain disclosure prepared in accordance with U.S. disclosure requirements, in addition to the Canadian protocol disclosure. The Company’s U.S. GAAP U.S. protocol disclosure is included in Note 24 (unaudited) to the Company’s Consolidated Financial Statements for the year ended December 31, 2013 and in Appendix D of the AIF.

A description of the primary differences between the disclosure requirements under the Canadian standards and under the U.S. standards is set forth under the heading “Reserves and Other Oil and Gas Information” in the AIF.

NATURAL GAS, OIL AND NGLs CONVERSIONS

In this document, certain oil and NGL volumes have been converted to Bcfe on the basis of one bbl to six Mcf. Cubic feet equivalent may be misleading, particularly if used in isolation. A conversion ratio of 6:1 is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead.

Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

RESOURCE PLAY

Resource play is a term used by Encana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate.

CURRENCY AND REFERENCES TO ENCANA

All information included in this document and the Consolidated Financial Statements and comparative information is shown on a U.S. dollar, after royalties basis, unless otherwise noted. References to C$ are to Canadian dollars. Encana’s financial results are consolidated in Canadian dollars, however, the Company has adopted the U.S. dollar as its reporting currency to facilitate a more direct comparison to other North American oil and gas companies. All proceeds from divestitures are provided on a before-tax basis.

For convenience, references in this document to “Encana”, the “Company”, “we”, “us”, “our” and “its” may, where applicable, refer only to or include any relevant direct and indirect subsidiary corporations and partnerships (“Subsidiaries”) of Encana Corporation, and the assets, activities and initiatives of such Subsidiaries.

ADDITIONAL INFORMATION

Further information regarding Encana Corporation, including its Annual Information Form, can be accessed under the Company’s public filings found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Company’s website at www.encana.com.

46 Encana Corporation | Annual Report 2013

MANAGEMENT REPORT

Management’s Responsibility for Consolidated Financial Statements

The accompanying Consolidated Financial Statements of Encana Corporation (the “Company”) are the responsibility of Management. The Consolidated Financial Statements have been prepared by Management in United States dollars in accordance with generally accepted accounting principles in the United States and include certain estimates that reflect Management’s best judgments.

The Company’s Board of Directors has approved the information contained in the Consolidated Financial Statements. The Board of Directors fulfills its responsibility regarding the financial statements mainly through its Audit Committee, which has a written mandate that complies with the current requirements of Canadian securities legislation and the United States Sarbanes-Oxley Act of 2002 and voluntarily complies, in principle, with the Audit Committee guidelines of the New York Stock Exchange. The Audit Committee meets at least on a quarterly basis.

Management’s Assessment of Internal Control over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal control over the Company’s financial reporting. The internal control system was designed to provide reasonable assurance to the Company’s Management regarding the preparation and presentation of the Consolidated Financial Statements.

Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the design and effectiveness of the Company’s internal control over financial reporting as at December 31, 2013. In making its assessment, Management has used the Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission to evaluate the effectiveness of the Company’s internal control over financial reporting. Based on our evaluation, Management has concluded that the Company’s internal control over financial reporting was effectively designed and operating effectively as at that date.

PricewaterhouseCoopers LLP, an independent firm of chartered accountants, was appointed by a vote of shareholders at the Company’s last annual meeting to audit and provide independent opinions on both the Consolidated Financial Statements and the Company’s internal control over financial reporting as at December 31, 2013, as stated in their Auditor’s Report. PricewaterhouseCoopers LLP has provided such opinions.

Douglas J. Suttles	Sherri A. Brillon
President & Chief Executive Officer	Executive Vice-President & Chief Financial Officer

February 20, 2014

Annual Report 2013 | Encana Corporation 47

AUDITOR’S REPORT

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Encana Corporation

We have completed an integrated audit of Encana Corporation’s 2013 and 2012 Consolidated Financial Statements and its internal control over financial reporting as at December 31, 2013 and an audit of its 2011 Consolidated Financial Statements. Our opinions, based on our audits, are presented below.

Report on the Consolidated Financial Statements

We have audited the accompanying Consolidated Financial Statements of Encana Corporation, which comprise the Consolidated Balance Sheet as at December 31, 2013 and December 31, 2012 and the Consolidated Statements of Earnings, Comprehensive Income, Changes in Shareholders’ Equity and Cash Flows for each of the three years in the period ended December 31, 2013, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States of America and for such internal control as management determines is necessary to enable the preparation of Consolidated Financial Statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audits. We conducted our audits as at December 31, 2013 and December 31, 2012 and for the years then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Consolidated Financial Statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the Consolidated Financial Statements.

Opinion

In our opinion, the Consolidated Financial Statements present fairly, in all material respects, the financial position of Encana Corporation and its subsidiaries as at December 31, 2013 and December 31, 2012 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

48 Encana Corporation | Annual Report 2013

REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We have also audited Encana Corporation and its subsidiaries’ internal control over financial reporting as at December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992), issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Management’s Responsibility for Internal Control over Financial Reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Assessment of Internal Control over Financial Reporting.

Auditor’s Responsibility

Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company’s internal control over financial reporting.

Definition of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent Limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Encana Corporation and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as at December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by COSO.

PricewaterhouseCoopers LLP
Chartered Accountants
Calgary, Alberta, Canada

February 20, 2014

Annual Report 2013 | Encana Corporation 49

CONSOLIDATED STATEMENT OF EARNINGS

For the years ended December 31 ($ millions, except per share amounts)		2013	2012	2011

Revenues, Net of Royalties	(Note 2)	$5,858	$5,160	$8,467
Expenses	(Note 2)
Production and mineral taxes		134	105	198
Transportation and processing		1,476	1,231	1,193
Operating		859	794	866
Purchased product		441	349	635
Depreciation, depletion and amortization		1,565	1,956	2,282
Impairments	(Note 8)	21	4,695	2,249
Accretion of asset retirement obligation	(Note 14)	53	53	50
Administrative	(Note 17)	439	392	350
Interest	(Note 4)	563	522	468
Foreign exchange (gain) loss, net	(Note 5)	325	(107)	133
Other		(6)	1	21

		5,870	9,991	8,445

Net Earnings (Loss) Before Income Tax		(12)	(4,831)	22
Income tax expense (recovery)	(Note 6)	(248)	(2,037)	17

Net Earnings (Loss)		$236	$(2,794)	$5

Net Earnings (Loss) per Common Share	(Note 15)
Basic		$0.32	$(3.79)	$0.01
Diluted		$0.32	$(3.79)	$0.01

CONSOLIDATED STATEMENT

OF COMPREHENSIVE INCOME

For the years ended December 31 ($ millions)		2013	2012	2011

Net Earnings (Loss)		$236	$(2,794)	$5
Other Comprehensive Income (Loss), Net of Tax
Foreign currency translation adjustment	(Notes 16)	(46)	81	(305)
Pension and other post-employment benefit plans	(Notes 16,19)	60	13	(34)

Other Comprehensive Income (Loss)		14	94	(339)

Comprehensive Income (Loss)		$250	$(2,700)	$(334)

See accompanying Notes to Consolidated Financial Statements

50 Encana Corporation | Annual Report 2013

CONSOLIDATED BALANCE SHEET

As at December 31 ($ millions)		2013	2012

Assets
Current Assets
Cash and cash equivalents		$2,566	$3,179
Accounts receivable and accrued revenues	(Note 7)	988	1,236
Risk management	(Note 21)	56	479
Income tax receivable		562	560
Deferred income taxes	(Note 6)	118	23

		4,290	5,477

Property, Plant and Equipment, at cost:	(Note 8)
Natural gas and oil properties, based on full cost accounting
Proved properties		51,603	50,953
Unproved properties		1,068	1,295
Other		3,148	3,379

Property, plant and equipment		55,819	55,627
Less: Accumulated depreciation, depletion and amortization		(45,784)	(45,876)

Property, plant and equipment, net	(Note 2)	10,035	9,751
Cash in Reserve		10	54
Other Assets	(Note 9)	526	466
Risk Management	(Note 21)	204	111
Deferred Income Taxes	(Note 6)	939	1,116
Goodwill	(Notes 2, 10)	1,644	1,725

	(Note 2)	$17,648	$18,700

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	(Note 11)	$1,895	$2,003
Income tax payable		29	45
Risk management	(Note 21)	25	5
Current portion of long-term debt	(Note 12)	1,000	500
Deferred income taxes	(Note 6)	3	59

		2,952	2,612

Long-Term Debt	(Note 12)	6,124	7,175
Other Liabilities and Provisions	(Note 13)	2,520	2,672
Risk Management	(Note 21)	5	10
Asset Retirement Obligation	(Note 14)	900	936

		12,501	13,405

Commitments and Contingencies	(Note 23)
Shareholders’ Equity
Share capital - authorized unlimited common shares, without par value 2013 issued and outstanding: 740.9 million shares (2012: 736.3 million shares)	(Note 15)	2,445	2,354
Paid in surplus	(Notes 15, 18)	15	10
Retained earnings		2,003	2,261
Accumulated other comprehensive income	(Note 16)	684	670

Total Shareholders’ Equity		5,147	5,295

		$17,648	$18,700

See accompanying Notes to Consolidated Financial Statements

Approved by the Board of Directors

Clayton H. Woitas	Jane L. Peverett
Director	Director

Annual Report 2013 | Encana Corporation 51

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

For the year ended December 31, 2013 ($ millions)		Share Capital	Paid in Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders’ Equity

Balance, December 31, 2012		$2,354	$10	$2,261	$670	$5,295
Share-Based Compensation	(Note 18)	—	3	—	—	3
Net Earnings (Loss)		—	—	236	—	236
Common Shares Cancelled	(Note 15)	(2)	2	—	—	—
Dividends on Common Shares	(Note 15)	—	—	(494)	—	(494)
Common Shares Issued Under Dividend Reinvestment Plan	(Note 15)	93	—	—	—	93
Other Comprehensive Income (Loss)	(Note 16)	—	—	—	14	14

Balance, December 31, 2013		$2,445	$15	$2,003	$684	$5,147

For the year ended December 31, 2012 ($ millions)		Share Capital	Paid in Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders’ Equity

Balance, December 31, 2011		$2,354	$5	$5,643	$576	$8,578
Share-Based Compensation	(Note 18)	—	5	—	—	5
Net Earnings (Loss)		—	—	(2,794)	—	(2,794)
Dividends on Common Shares	(Note 15)	—	—	(588)	—	(588)
Other Comprehensive Income (Loss)	(Note 16)	—	—	—	94	94

Balance, December 31, 2012		$2,354	$10	$2,261	$670	$5,295

For the year ended December 31, 2011 ($ millions)		Share Capital	Paid in Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders’ Equity

Balance, December 31, 2010		$2,352	$—	$6,226	$915	$9,493
Share-Based Compensation		—	5	—	—	5
Net Earnings (Loss)		—	—	5	—	5
Dividends on Common Shares	(Note 15)	—	—	(588)	—	(588)
Common Shares Issued Under Option Plans		2	—	—	—	2
Other Comprehensive Income (Loss)		—	—	—	(339)	(339)

Balance, December 31, 2011		$2,354	$5	$5,643	$576	$8,578

See accompanying Notes to Consolidated Financial Statements

52 Encana Corporation | Annual Report 2013

CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended December 31 ($ millions)		2013	2012	2011

Operating Activities
Net earnings (loss)		$236	$(2,794)	$5
Depreciation, depletion and amortization		1,565	1,956	2,282
Impairments	(Note 8)	21	4,695	2,249
Accretion of asset retirement obligation	(Note 14)	53	53	50
Deferred income taxes	(Note 6)	(57)	(1,837)	212
Unrealized (gain) loss on risk management	(Note 21)	345	1,465	(879)
Unrealized foreign exchange (gain) loss	(Note 5)	330	(112)	96
Other		55	82	87
Net change in other assets and liabilities		(80)	(78)	(160)
Net change in non-cash working capital	(Note 22)	(179)	(323)	(15)

Cash From (Used in) Operating Activities		2,289	3,107	3,927

Investing Activities
Capital expenditures	(Note 2)	(2,712)	(3,476)	(4,610)
Acquisitions	(Note 3)	(184)	(379)	(515)
Proceeds from divestitures	(Note 3)	705	4,043	2,080
Cash in reserve		44	415	(383)
Net change in investments and other		252	(242)	(203)

Cash From (Used in) Investing Activities		(1,895)	361	(3,631)

Financing Activities
Issuance of revolving long-term debt		—	1,721	13,606
Repayment of revolving long-term debt		—	(1,724)	(13,556)
Issuance of long-term debt	(Note 12)	—	—	997
Repayment of long-term debt	(Note 12)	(500)	(503)	(500)
Issuance of common shares		—	—	2
Dividends on common shares	(Note 15)	(401)	(588)	(588)
Capital lease payments	(Note 8)	(8)	(17)	(155)

Cash From (Used in) Financing Activities		(909)	(1,111)	(194)

Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		(98)	22	(1)

Increase (Decrease) in Cash and Cash Equivalents		(613)	2,379	101
Cash and Cash Equivalents, Beginning of Year		3,179	800	699

Cash and Cash Equivalents, End of Year		$2,566	$3,179	$800

Cash, End of Year		$161	$92	$70
Cash Equivalents, End of Year		2,405	3,087	730

Cash and Cash Equivalents, End of Year		$2,566	$3,179	$800

Supplementary Cash Flow Information	(Note 22)

See accompanying Notes to Consolidated Financial Statements

Annual Report 2013 | Encana Corporation 53

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A) NATURE OF OPERATIONS

Encana Corporation and its subsidiaries (“Encana” or the “Company”) are in the business of the exploration for, the development of, and the production and marketing of natural gas, oil and natural gas liquids (“NGLs”). The term liquids is used to represent Encana’s oil, NGLs and condensate.

B) BASIS OF PRESENTATION

The Consolidated Financial Statements include the accounts of Encana and are presented in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

In these Consolidated Financial Statements, unless otherwise indicated, all dollar amounts are expressed in United States (“U.S.”) dollars. Encana’s financial results are consolidated in Canadian dollars; however, the Company has adopted the U.S. dollar as its reporting currency to facilitate a more direct comparison to other North American oil and gas companies. All references to US$ or to $ are to United States dollars and references to C$ are to Canadian dollars.

C) PRINCIPLES OF CONSOLIDATION

The Consolidated Financial Statements include the accounts of Encana and entities in which it holds a controlling interest. All intercompany balances and transactions are eliminated on consolidation. For upstream joint interest operations where Encana retains an undivided interest in jointly owned property, the Company records its proportionate share of assets, liabilities, revenues and expenses. Investments in non-controlled entities over which Encana has the ability to exercise significant influence are accounted for using the equity method.

D) FOREIGN CURRENCY TRANSLATION

Monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the rates of exchange in effect at the period end date. Any gains or losses are recorded in the Consolidated Statement of Earnings. Foreign currency revenues and expenses are translated at the rates of exchange in effect at the time of the transaction.

For the accounts of foreign operations, assets and liabilities are translated at period end exchange rates, while revenues and expenses are translated using average rates over the period. Translation gains and losses relating to the foreign operations are included in accumulated other comprehensive income (“AOCI”). Recognition of Encana’s accumulated translation gains and losses into net earnings occurs upon complete or substantially complete liquidation of the Company’s investment in the foreign operation.

For financial statement presentation, assets and liabilities are translated into the reporting currency at period end exchange rates, while revenues and expenses are translated using average rates over the period. Gains and losses relating to the financial statement translation are included in AOCI.

E) USE OF ESTIMATES

The timely preparation of the Consolidated Financial Statements requires that Management make estimates and assumptions and use judgment regarding the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the period. Such estimates primarily relate to unsettled transactions and events as of the date of the Consolidated Financial Statements. Accordingly, actual results may differ from estimated amounts as future events occur.

Significant items subject to estimates and assumptions are:

•	Estimates of proved reserves and related future cash flows used for depletion and ceiling test impairment calculations

•	Estimated fair value of long-term assets used for impairment calculations

•	Fair value of reporting units used for the assessment of goodwill

•	Estimates of future taxable earnings used to assess the realizable value of deferred tax assets

•	Fair value of asset retirement obligations and costs

•	Fair value of derivative instruments

•	Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate

•	Accruals for long-term performance-based compensation arrangements, including whether or not the performance criteria will be met and measurement of the ultimate payout amount

•	Recognized values of pension assets and obligations, as well as the pension costs charged to net earnings depend on certain actuarial and economic assumptions

•	Accruals for legal claims, environmental risks and exposures

54 Encana Corporation | Annual Report 2013

F) REVENUE RECOGNITION

Revenues associated with Encana’s natural gas and liquids are recognized when production is sold to a purchaser at a fixed or determinable price, delivery has occurred, title has transferred and collectability of the revenue is probable. Realized gains and losses from the Company’s financial derivatives related to natural gas and oil commodity prices are recognized in revenue when the contract is settled. Unrealized gains and losses related to these contracts are recognized in revenue based on the changes in fair value of the contracts at the end of the respective periods.

Market optimization revenues and purchased product expenses are recorded on a gross basis when Encana takes title to the product and has the risks and rewards of ownership. Purchases and sales of products that are entered into in contemplation of each other with the same counterparty are recorded on a net basis. Revenues associated with the services provided where Encana acts as agent are recorded as the services are provided.

G) PRODUCTION AND MINERAL TAXES

Costs paid by Encana to certain mineral and non-mineral interest owners based on production of natural gas and liquids are recognized when the product is produced.

H) TRANSPORTATION AND PROCESSING

Costs paid by Encana for the transportation and processing of natural gas and liquids are recognized when the product is delivered and the services provided.

I) OPERATING

Operating costs paid by Encana for oil and gas properties in which the Company has a working interest. Expenses are net of amounts capitalized in accordance with the full cost method of accounting.

J) EMPLOYEE BENEFIT PLANS

The Company sponsors defined contribution and defined benefit plans, providing pension and other post-employment benefits to its employees in Canada and the U.S. As of January 1, 2003, the defined benefit pension plan was closed to new entrants.

Pension expense for the defined contribution pension plan is recorded as the benefits are earned by the employees covered by the plans. Encana accrues for its obligations under its employee defined benefit plans, net of plan assets. The cost of defined benefit pensions and other post-employment benefits is actuarially determined using the projected benefit method based on length of service and reflects Management’s best estimate of salary escalation, retirement ages of employees and expected future health care costs. The expected return on plan assets is based on historical and projected rates of return for assets in the investment plan portfolio. The actual return is based on the fair value of plan assets. The projected benefit obligation is discounted using the market interest rate on high-quality corporate debt instruments as at the measurement date.

Pension expense for the defined benefit pension plan includes the cost of pension benefits earned during the current year, the interest cost on pension obligations, the expected return on pension plan assets, the amortization of the net transitional obligation, the amortization of adjustments arising from pension plan amendments, the amortization of prior service costs, and the amortization of the excess of the net actuarial gain or loss over 10 percent of the greater of the benefit obligation and the fair value of plan assets. Amortization is done on a straight-line basis over a period covering the expected average remaining service lives of employees covered by the plans. Actuarial gains and losses related to the change in the over-funded or under-funded status of the defined benefit pension plan and other post-employment benefit plans are recognized in other comprehensive income.

K) INCOME TAXES

Encana follows the liability method of accounting for income taxes. Under this method, deferred income taxes are recorded for the effect of any temporary difference between the accounting and income tax basis of an asset or liability, using the enacted income tax rates and laws expected to apply when the assets are realized and liabilities are settled. Current income taxes are measured at the amount expected to be recoverable from or payable to the taxation authorities based on the income tax rates and laws enacted at the end of the reporting period. The effect of a change in the enacted tax rates or laws is recognized in net earnings in the period of enactment. Income taxes are recognized in net earnings except to the extent that they relate to items recognized directly in shareholders’ equity, in which case the income taxes are recognized directly in shareholders’ equity.

Deferred income tax assets are routinely assessed for realizability. If it is more likely than not that deferred tax assets will not be realized, a valuation allowance is recorded to reduce the deferred tax assets. Encana considers available positive and negative evidence when assessing the realizability of deferred tax assets including historic and expected future taxable earnings, available tax planning strategies and carry forward periods. The assumptions used in determining expected future taxable earnings are consistent with those used in the goodwill impairment assessment.

Encana recognizes the financial statement effects of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination by a taxing authority. A recognized tax position is initially and subsequently measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement with a taxing authority. Liabilities for unrecognized tax benefits that are not expected to be settled within the next 12 months are included in other liabilities and provisions.

Annual Report 2013 | Encana Corporation 55

L) EARNINGS PER SHARE AMOUNTS

Basic net earnings per common share is computed by dividing the net earnings by the weighted average number of common shares outstanding during the period. Diluted net earnings per common share amounts are calculated giving effect to the potential dilution that would occur if stock options were exercised or other contracts to issue common shares were exercised, fully vested, or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from the exercise of in-the-money stock options and other dilutive instruments are used to repurchase common shares at the average market price.

M) CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand and short-term investments, such as money market deposits or similar type instruments, with a maturity of three months or less when purchased. Outstanding disbursements issued in excess of applicable bank account balances are excluded from cash and cash equivalents and are recorded in accounts payable and accrued liabilities. Cash in reserve represents cash amounts segregated or held in escrow which are not available for general operating use.

N) PROPERTY, PLANT AND EQUIPMENT

UPSTREAM

Encana uses the full cost method of accounting for its acquisition, exploration and development activities. Under this method, all costs directly associated with the acquisition of, the exploration for, and the development of natural gas and liquids reserves are capitalized on a country-by-country cost centre basis. Capitalized costs exclude costs relating to production, general overhead or similar activities.

Under the full cost method of accounting, the carrying amount of Encana’s natural gas and oil properties within each country cost centre is subject to a ceiling test performed quarterly. A ceiling test impairment is recognized in net earnings when the carrying amount of a country cost centre exceeds the country cost centre ceiling. The carrying amount of a cost centre includes capitalized costs of proved oil and gas properties, net of accumulated depletion and the related deferred income taxes.

The cost centre ceiling is the sum of the estimated after-tax future net cash flows from proved reserves, using the 12-month average trailing prices and unescalated future development and production costs, discounted at 10 percent, plus unproved property costs. The 12-month average trailing price is calculated as the average of the price on the first day of each month within the trailing 12-month period. Any excess of the carrying amount over the calculated ceiling amount is recognized as an impairment in net earnings.

Capitalized costs accumulated within each cost centre are depleted using the unit-of-production method based on proved reserves. Depletion is calculated using the capitalized costs, including estimated retirement costs, plus the undiscounted future expenditures to be incurred in developing proved reserves.

Costs associated with unproved properties are excluded from the depletion calculation until it is determined that proved reserves are attributable or impairment has occurred. Unproved properties are assessed separately for impairment on a quarterly basis. Costs that have been impaired are included in the costs subject to depletion within the full cost pool.

Proceeds from the divestiture of properties are normally deducted from the full cost pool without recognition of gain or loss unless the deduction significantly alters the relationship between capitalized costs and proved reserves in the cost centre, in which case a gain or loss is recognized in net earnings. Generally, a gain or loss on a divestiture is not recognized unless more than 25 percent of the Company’s proved reserves quantities in a particular country are sold. For divestitures that result in the recognition of a gain or loss on the sale and constitute a business, goodwill is allocated to the divestiture.

MARKET OPTIMIZATION

Midstream facilities, including power generation facilities, are carried at cost and depreciated on a straight-line basis over the estimated service lives of the assets, which are 20 years.

CORPORATE

Costs associated with office furniture, fixtures, leasehold improvements, information technology and aircraft are carried at cost and depreciated on a straight-line basis over the estimated service lives of the assets, which range from three to 25 years. Costs associated with The Bow office building are carried at cost and depreciated on a straight-line basis over the 60-year estimated life of the building. Assets under construction are not subject to depreciation until put into use. Land is carried at cost.

O) CAPITALIZATION OF COSTS

Expenditures related to renewals or betterments that improve the productive capacity or extend the life of an asset are capitalized. Maintenance and repairs are expensed as incurred. Interest is capitalized during the construction phase of major development projects.

56 Encana Corporation | Annual Report 2013

P) BUSINESS COMBINATIONS

Business combinations are accounted for using the acquisition method. The acquired identifiable net assets are measured at their fair value at the date of acquisition. Deferred taxes are recognized for any differences between the fair value of net assets acquired and their tax bases. Any excess of the purchase price over the fair value of the net assets acquired is recognized as goodwill. Any deficiency of the purchase price below the fair value of the net assets acquired is recorded as a gain in net earnings. Associated transaction costs are expensed when incurred.

Q) GOODWILL

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is assessed for impairment at least annually at December 31. Goodwill and all other assets and liabilities are allocated to reporting units, which are Encana’s country cost centres. To assess impairment, the carrying amount of each reporting unit is determined and compared to the fair value of the reporting unit. If the carrying amount of the reporting unit is higher than its related fair value then goodwill is written down to the reporting unit’s implied fair value of goodwill. The implied fair value of goodwill is determined by deducting the fair value of the reporting unit’s assets and liabilities from the fair value of the reporting unit as if the reporting entity had been acquired in a business combination. Any excess of the carrying value of goodwill over the implied fair value of goodwill is recognized as an impairment and charged to net earnings. Subsequent measurement of goodwill is at cost less any accumulated impairments.

R) IMPAIRMENT OF LONG-TERM ASSETS

The carrying value of long-term assets, excluding goodwill and upstream assets included in property, plant and equipment, are assessed for impairment when indicators suggest that the carrying value of an asset or asset group may not be recoverable. If the carrying amount exceeds the sum of the undiscounted cash flows expected to result from the continued use and eventual disposition of the asset or asset group, an impairment is recognized for the excess of the carrying amount over its estimated fair value.

S) ASSET RETIREMENT OBLIGATION

Asset retirement obligations are those legal obligations where the Company will be required to retire tangible long-lived assets such as producing well sites, offshore production platforms and natural gas processing plants. The fair value of estimated asset retirement obligations is recognized in the Consolidated Balance Sheet when incurred and a reasonable estimate of fair value can be made. The asset retirement cost, equal to the initially estimated fair value of the asset retirement obligation, is capitalized as part of the cost of the related long-lived asset. Changes in the estimated obligation resulting from revisions to estimated timing or amount of future cash flows are recognized as a change in the asset retirement obligation and the related asset retirement cost.

Amortization of asset retirement costs is included in depreciation, depletion and amortization in the Consolidated Statement of Earnings. Increases in the asset retirement obligations resulting from the passage of time are recorded as accretion of asset retirement obligation in the Consolidated Statement of Earnings.

Actual expenditures incurred are charged against the accumulated asset retirement obligation.

T) STOCK-BASED COMPENSATION

Obligations for payments of cash or common shares under Encana’s stock-based compensation plans are accrued over the vesting period, net of forfeitures, using fair values. Fair values are determined using observable share prices and/or pricing models such as the Black-Scholes-Merton option-pricing model. For equity-settled stock-based compensation plans, fair values are determined at the grant date and are recognized over the vesting period as compensation costs with a corresponding credit to shareholders’ equity. For cash-settled stock-based compensation plans, fair values are determined at each reporting date and periodic changes are recognized as compensation costs, with a corresponding change to liabilities.

Obligations for payments for share units of Cenovus Energy Inc. (“Cenovus”) held by Encana employees are accrued as compensation costs based on the fair value of the financial liability.

U) LEASES

Leases entered into for the use of an asset are classified as either capital or operating leases. Capital leases transfer to the Company substantially all of the risks and benefits incidental to ownership of the leased item. Capital leases are capitalized upon commencement of the lease term at the lower of the fair value of the leased asset or the present value of the minimum lease payments. Capitalized leased assets are amortized over the estimated useful life of the asset if the lease arrangement contains a bargain purchase option or ownership of the leased asset transfers at the end of the lease term. Otherwise, the leased assets are amortized over the lease term. Amortization of capitalized leased assets is included in depreciation, depletion and amortization in the Consolidated Statement of Earnings. All other leases are classified as operating leases and the payments are recognized on a straight-line basis over the lease term.

Annual Report 2013 | Encana Corporation 57

V) FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques include the market, income, and cost approach. The market approach uses information generated by market transactions involving identical or comparable assets or liabilities; the income approach converts estimated future amounts to a present value; and the cost approach is based on the amount that currently would be required to replace an asset.

Inputs used in determining fair value are characterized according to a hierarchy that prioritizes those inputs based on the degree to which they are observable. The three input levels of the fair value hierarchy are as follows:

•	Level 1 – Inputs represent quoted prices in active markets for identical assets or liabilities, such as exchange-traded commodity derivatives.

•	Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted market prices for similar assets or liabilities in active markets or other market corroborated inputs.

•	Level 3 – Inputs that are not observable from objective sources, such as forward prices supported by little or no market activity or internally developed estimates of future cash flows used in a present value model.

In determining fair value, the Company utilizes the most observable inputs available. If a fair value measurement reflects inputs at multiple levels within the hierarchy, the fair value measurement is characterized based on the lowest level of input that is significant to the fair value measurement.

Recurring fair value measurements are performed for risk management assets and liabilities and for share units issued as part of the Split Transaction, as discussed in Notes 15 and 20. The carrying amount of cash and cash equivalents, accounts receivable and accounts payable reported on the Consolidated Balance Sheet approximates fair value. The fair value of long-term debt is disclosed in Note 12. Fair value information related to pension plan assets is included in Note 19.

Certain non-financial assets and liabilities are initially measured at fair value, such as asset retirement obligations and certain assets and liabilities acquired in business combinations or through non-monetary exchange transactions.

W) RISK MANAGEMENT ASSETS AND LIABILITIES

Risk management assets and liabilities are derivative financial instruments used by Encana to manage economic exposure to market risks relating to commodity prices, foreign currency exchange rates and interest rates. The use of these derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors (“Board”). The Company’s policy is not to utilize derivative financial instruments for speculative purposes.

Derivative instruments that do not qualify for the normal purchases and sales exemption are measured at fair value with changes in fair value recognized in net earnings. The fair values recorded in the Consolidated Balance Sheet reflect netting the asset and liability positions where counterparty master netting arrangements contain provisions for net settlement. Realized gains or losses from financial derivatives related to natural gas and oil commodity prices are recognized in revenues as the contracts are settled. Realized gains or losses from financial derivatives related to power commodity prices are recognized in transportation and processing expense as the related power contracts are settled. Unrealized gains and losses are recognized in revenues and transportation and processing expense accordingly, at the end of each respective reporting period based on the changes in fair value of the contracts.

X) COMMITMENTS AND CONTINGENCIES

Liabilities for loss contingencies arising from claims, assessments, litigation, environmental and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. These accruals are adjusted as additional information becomes available or circumstances change.

58 Encana Corporation | Annual Report 2013

Y) RECENT ACCOUNTING PRONOUNCEMENTS

CHANGES IN ACCOUNTING POLICIES AND PRACTICES

On January 1, 2013, Encana adopted the following accounting standards updates issued by the Financial Accounting Standards Board (“FASB”), which have not had a material impact on the Company’s Consolidated Financial Statements:

•	Accounting Standards Update 2011-11, “Disclosures about Offsetting Assets and Liabilities”, and Accounting Standards Update 2013-01, “Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities”, require disclosure of both gross and net information about certain financial instruments eligible for offset in the balance sheet and certain financial instruments subject to master netting arrangements. The amendments have been applied retrospectively.

•	Accounting Standards Update 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”, requires enhanced disclosures about amounts reclassified out of accumulated other comprehensive income. The amendments have been applied prospectively.

NEW STANDARDS ISSUED NOT YET ADOPTED

As of January 1, 2014, Encana will be required to adopt the following accounting standards updates issued by the FASB, which are not expected to have a material impact on the Company’s Consolidated Financial Statements:

•	Accounting Standards Update 2013-04, “Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date”, clarifies guidance for the recognition, measurement and disclosure of liabilities resulting from joint and several liability arrangements. The amendments will be applied retrospectively.

•	Accounting Standards Update 2013-05, “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity”, clarifies the applicable guidance for certain transactions that result in the release of the cumulative translation adjustment into net earnings. The amendments will be applied prospectively.

•	Accounting Standards Update 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists”, clarifies that a liability related to an unrecognized tax benefit or portions thereof should be presented as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward, except under specific situations. The amendments will be applied prospectively.

2. SEGMENTED INFORMATION

Encana’s reportable segments are determined based on the Company’s operations and geographic locations as follows:

•	Canadian Division includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the Canadian cost centre.

•	USA Division includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the U.S. cost centre.

•	Market Optimization is primarily responsible for the sale of the Company’s proprietary production. These results are included in the Canadian and USA Divisions. Market optimization activities include third party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment. Market Optimization sells substantially all of the Company’s upstream production to third party customers. Transactions between segments are based on market values and are eliminated on consolidation.

Corporate and Other mainly includes unrealized gains or losses recorded on derivative financial instruments. Once the instruments are settled, the realized gains and losses are recorded in the reporting segment to which the derivative instrument relates.

Annual Report 2013 | Encana Corporation 59

RESULTS OF OPERATIONS

SEGMENT AND GEOGRAPHIC INFORMATION

	Canadian Division			USA Division			Market Optimization
For the years ended December 31	2013	2012	2011	2013	2012	2011	2013	2012	2011

Revenues, Net of Royalties	$2,824	$2,760	$2,872	$2,763	$3,365	$4,022	$512	$419	$703

Expenses
Production and mineral taxes	15	9	15	119	96	183	—	—	—
Transportation and processing	756	555	490	722	652	728	—	—	—
Operating	372	352	380	411	377	444	38	48	40
Purchased product	—	—	—	—	—	—	441	349	635

	1,681	1,844	1,987	1,511	2,240	2,667	33	22	28
Depreciation, depletion and amortization	601	748	966	818	1,102	1,226	12	12	12
Impairments	—	1,822	2,249	—	2,842	—	—	—	—

	$1,080	$(726)	$(1,228)	$693	$(1,704)	$1,441	$21	$10	$16

	Corporate & Other			Consolidated
	2013	2012	2011	2013	2012	2011

Revenues, Net of Royalties	$(241)	$(1,384)	$870	$5,858	$5,160	$8,467

Expenses
Production and mineral taxes	—	—	—	134	105	198
Transportation and processing	(2)	24	(25)	1,476	1,231	1,193
Operating	38	17	2	859	794	866
Purchased product	—	—	—	441	349	635

	(277)	(1,425)	893	2,948	2,681	5,575
Depreciation, depletion and amortization	134	94	78	1,565	1,956	2,282
Impairments	21	31	—	21	4,695	2,249

	$(432)	$(1,550)	$815	1,362	(3,970)	1,044

Accretion of asset retirement obligation				53	53	50
Administrative				439	392	350
Interest				563	522	468
Foreign exchange (gain) loss, net				325	(107)	133
Other				(6)	1	21

				1,374	861	1,022

Net Earnings (Loss) Before Income Tax				(12)	(4,831)	22
Income tax expense (recovery)				(248)	(2,037)	17

Net Earnings (Loss)				$236	$(2,794)	$5

60 Encana Corporation | Annual Report 2013

RESULTS OF OPERATIONS

INTERSEGMENT INFORMATION

	Market Optimization
	Marketing Sales			Upstream Eliminations			Total
For the years ended December 31	2013	2012	2011	2013	2012	2011	2013	2012	2011

Revenues, Net of Royalties	$5,662	$4,260	$6,680	$(5,150)	$(3,841)	$(5,977)	$512	$419	$703

Expenses
Transportation and processing	516	528	506	(516)	(528)	(506)	—	—	—
Operating	75	84	75	(37)	(36)	(35)	38	48	40
Purchased product	4,993	3,593	6,035	(4,552)	(3,244)	(5,400)	441	349	635

Operating Cash Flow	$78	$55	$64	$(45)	$(33)	$(36)	$33	$22	$28

CAPITAL EXPENDITURES

For the years ended December 31	2013	2012	2011

Canadian Division	$1,365	$1,567	$2,031
USA Division	1,283	1,727	2,446
Market Optimization	3	7	2
Corporate & Other	61	175	131

	$2,712	$3,476	$4,610

GOODWILL, PROPERTY, PLANT AND EQUIPMENT AND TOTAL ASSETS BY SEGMENT

	Goodwill		Property, Plant and Equipment		Total Assets
As at December 31	2013	2012	2013	2012	2013	2012

Canadian Division	$1,171	$1,252	$2,728	$2,960	$4,452	$4,748
USA Division	473	473	5,127	4,405	6,350	5,664
Market Optimization	—	—	91	106	161	161
Corporate & Other	—	—	2,089	2,280	6,685	8,127

	$1,644	$1,725	$10,035	$9,751	$17,648	$18,700

GOODWILL, PROPERTY, PLANT AND EQUIPMENT AND TOTAL ASSETS BY GEOGRAPHIC REGION

	Goodwill		Property, Plant and Equipment		Total Assets
As at December 31	2013	2012	2013	2012	2013	2012

Canada	$1,171	$1,252	$4,772	$5,186	$10,434	$12,041
United States	473	473	5,263	4,565	6,996	6,639
Other Countries	—	—	—	—	218	20

	$1,644	$1,725	$10,035	$9,751	$17,648	$18,700

EXPORT SALES

Sales of natural gas and liquids produced or purchased in Canada delivered to customers outside of Canada were $243 million (2012 – $177 million; 2011 – $266 million).

MAJOR CUSTOMERS

In connection with the marketing and sale of Encana’s own and purchased natural gas and liquids for the year ended December 31, 2013, the Company had one customer which individually accounted for more than 10 percent of Encana’s consolidated revenues, net of royalties. Sales to this customer, which has an investment grade credit rating, were approximately $815 million (2012 – two customers with sales of approximately $661 million and $534 million; 2011 – one customer with sales of approximately $831 million).

Annual Report 2013 | Encana Corporation 61

3. ACQUISITIONS AND DIVESTITURES

For the years ended December 31	2013	2012	2011

Acquisitions
Canadian Division	$28	$139	$410
USA Division	156	240	105

Total Acquisitions	184	379	515

Divestitures
Canadian Division	(685)	(3,770)	(350)
USA Division	(18)	(271)	(1,730)
Corporate & Other	(2)	(2)	—

Total Divestitures	(705)	(4,043)	(2,080)

Net Acquisitions and Divestitures	$(521)	$(3,664)	$(1,565)

ACQUISITIONS

For the year ended December 31, 2013, acquisitions totaled $184 million (2012 – $379 million; 2011 – $515 million), which primarily included land and property purchases with oil and liquids rich natural gas production potential.

DIVESTITURES

For the year ended December 31, 2013, amounts received on the sale of assets were $705 million (2012 – $4,043 million; 2011 – $2,080 million). In 2013, divestitures were $685 million in the Canadian Division and $18 million in the USA Division.

The Canadian Division and USA Division divestitures included the following transactions:

CANADIAN DIVISION

In 2013, divestitures in the Canadian Division included the sale of the Company’s Jean Marie natural gas assets in the Greater Sierra resource play in northeast British Columbia and other assets.

In 2012, Encana entered into a partnership agreement with a Mitsubishi Corporation subsidiary (“Mitsubishi”) to jointly develop certain Cutbank Ridge lands in British Columbia. Under the agreement, Encana owns 60 percent and Mitsubishi owns 40 percent of the partnership. Mitsubishi agreed to invest approximately C$2.9 billion for its partnership interest, with C$1.45 billion received in February 2012. Mitsubishi agreed to invest the remaining amount of approximately C$1.45 billion, in addition to its 40 percent of the partnership’s future capital investment, over an expected commitment period of five years, thereby reducing Encana’s capital funding commitment to 30 percent of the total expected capital investment.

In 2012, the Company entered into an agreement with a PetroChina Company Limited subsidiary (“PetroChina”) to jointly explore and develop certain liquids rich natural gas Duvernay lands in Alberta. PetroChina agreed to invest approximately C$2.18 billion for a 49.9 percent working interest in the lands. PetroChina invested C$1.18 billion in December 2012 and agreed to further invest approximately C$1.0 billion which will be used to fund half of Encana’s capital funding commitment over an expected commitment period of four years.

In 2012, Encana entered into an agreement with a Toyota Tsusho Corporation subsidiary (“Toyota Tsusho”) under which Toyota Tsusho agreed to invest approximately C$600 million to acquire a 32.5 percent gross overriding royalty interest in natural gas production from a portion of Encana’s Clearwater resource play. Toyota Tsusho invested C$100 million in April 2012 and agreed to further invest approximately C$500 million over an expected commitment period of seven years.

In 2012, the Company also closed the sale of two natural gas processing plants in British Columbia and Alberta for proceeds of approximately C$920 million.

USA DIVISION

In December 2011, the Company closed the majority of the North Texas asset sale for proceeds of $836 million. The remainder of the sale closed in March 2012 for proceeds of $114 million. During 2011, Encana also sold its Fort Lupton natural gas processing plant for proceeds of $296 million and its South Piceance natural gas gathering assets for proceeds of $547 million.

Amounts received from these transactions have been deducted from the respective Canadian and U.S. full cost pools.

62 Encana Corporation | Annual Report 2013

4. INTEREST

For the years ended December 31	2013	2012	2011

Interest Expense on:
Debt	$460	$474	$488
The Bow office building	76	16	—
Capital leases and other	27	32	(20)

	$563	$522	$468

Interest on The Bow office building and capital leases and other were previously reported together in other interest expense in 2012 and 2011.

5. FOREIGN EXCHANGE (GAIN) LOSS, NET

For the years ended December 31	2013	2012	2011

Unrealized Foreign Exchange (Gain) Loss on:
Translation of U.S. dollar debt issued from Canada	$349	$(131)	$107
Translation of U.S. dollar risk management contracts issued from Canada	(19)	19	(11)

	330	(112)	96

Foreign Exchange on Intercompany Transactions	—	4	18
Other Monetary Revaluations and Settlements	(5)	1	19

	$325	$(107)	$133

6. INCOME TAXES

The provision for income taxes is as follows:

For the years ended December 31	2013	2012	2011

Current Tax
Canada	$(152)	$(219)	$(373)
United States	(64)	(25)	102
Other Countries	25	44	76

Total Current Tax Expense (Recovery)	(191)	(200)	(195)

Deferred Tax
Canada	(106)	(902)	(227)
United States	52	(935)	442
Other Countries	(3)	—	(3)

Total Deferred Tax Expense (Recovery)	(57)	(1,837)	212

Income Tax Expense (Recovery)	$(248)	$(2,037)	$17

Annual Report 2013 | Encana Corporation 63

The following table reconciles income taxes calculated at the Canadian statutory rate with the actual income taxes:

For the years ended December 31	2013	2012	2011

Net Earnings (Loss) Before Income Tax
Canada	$(316)	$(2,246)	$(1,973)
United States	46	(2,978)	1,477
Other Countries	258	393	518

Total Net Earnings (Loss) Before Income Tax	(12)	(4,831)	22
Canadian Statutory Rate	25.1%	25.0%	26.5%

Expected Income Tax	(3)	(1,208)	6
Effect on Taxes Resulting From:
Statutory rate and other foreign differences	(42)	(412)	53
Effect of legislative changes	(70)	—	—
Non-taxable capital (gains) losses	48	(16)	20
Tax differences on divestitures and transactions	(28)	(307)	—
Partnership tax allocations in excess of funding	(41)	(40)	—
Amounts in respect of prior periods	(103)	(64)	(60)
Other	(9)	10	(2)

	$(248)	$(2,037)	$17

Effective Tax Rate	2,066.7%	42.2%	77.3%

Statutory rate and other foreign differences above include statutory and other rate differences and international financing, which were previously reported separately in 2012 and 2011.

The net deferred income tax asset (liability) consists of:

As at December 31	2013	2012

Deferred Income Tax Assets
Property, plant and equipment	$786	$995
Compensation plans	109	113
Accrued and unpaid expense	61	65
Non-capital and net capital losses carried forward	429	119
Alternative minimum tax and foreign tax credits	199	122
Less valuation allowance	(6)	—
Other	95	61

Deferred Income Tax Liabilities
Property, plant and equipment	(407)	—
Risk management	(63)	(176)
Unrealized foreign exchange gains	(120)	(205)
Other	(29)	(14)

Net Deferred Income Tax Asset (Liability)	$1,054	$1,080

The net deferred income tax asset (liability) is reflected in the Consolidated Balance Sheet as follows:

As at December 31	2013	2012

Current deferred income tax asset	$118	$23
Non-current deferred income tax asset	939	1,116
Current deferred income tax liability	(3)	(59)

Net Deferred Income Tax Asset (Liability)	$1,054	$1,080

64 Encana Corporation | Annual Report 2013

Tax pools, loss carryforwards, charitable donations and tax credits that can be utilized in future years are as follows:

As at December 31	2013	Expiration Date

Canada
Tax pools	$4,792	Indefinite
Net capital losses	269	Indefinite
Non-capital losses	505	2015 - 2033
Charitable donations	26	2015 - 2018

United States
Tax basis	$3,642	Indefinite
Non-capital losses	647	2033
Charitable donations	6	2018
Alternative minimum tax credits	55	Indefinite
Foreign tax credits (net of valuation allowance)	138	2021 - 2023

As at December 31, 2013, approximately $2.6 billion of Encana’s unremitted earnings from its foreign subsidiaries were considered to be permanently reinvested outside of Canada and, accordingly, Encana has not recognized a deferred tax liability for Canadian income taxes in respect of such earnings. If such earnings were to be remitted to Canada, Encana may be subject to Canadian income taxes and foreign withholding taxes. However, determination of any potential amount of unrecognized deferred income tax liabilities is not practicable.

The following table presents changes in the balance of Encana’s unrecognized tax benefits excluding interest:

For the years ended December 31	2013	2012

Balance, Beginning of Year	$164	$165
Additions for tax positions taken in the current year	—	2
Additions for tax positions of prior years	—	3
Reductions for tax positions of prior years	(2)	(2)
Lapse of statute of limitations	(4)	(4)
Settlements	(29)	(4)
Foreign currency translation	(10)	4

Balance, End of Year	$119	$164

The unrecognized tax benefit is reflected in the Consolidated Balance Sheet as follows:

For the years ended December 31	2013	2012

Income tax receivable	$—	$59
Other liabilities and provisions (See Note 13)	133	134
Current deferred income tax liability	2	5
Non-current deferred income tax asset	(16)	(34)

Balance, End of Year	$119	$164

If recognized, all of Encana’s unrecognized tax benefits as at December 31, 2013 would affect Encana’s effective income tax rate. Encana does not anticipate that the amount of unrecognized tax benefits will significantly change during the next 12 months.

Encana recognizes interest accrued in respect of unrecognized tax benefits in interest expense. During 2013, Encana recognized a recovery of $6 million (2012 – $8 million; 2011 – $18 million) in interest expense. As at December 31, 2013, Encana had a liability of $1 million (2012 – $3 million) for interest accrued in respect of unrecognized tax benefits.

Annual Report 2013 | Encana Corporation 65

Included below is a summary of the tax years, by jurisdiction, that remain subject to examination by the taxation authorities.

Jurisdiction	Taxation Year

Canada - Federal	2005 - 2013
Canada - Provincial	2005 - 2013
United States - Federal	2008 - 2013
United States - State	2008 - 2013
Other	2012 - 2013

Encana and its subsidiaries file income tax returns primarily in Canada and the United States. Issues in dispute for audited years and audits for subsequent years are ongoing and in various stages of completion.

7. ACCOUNTS RECEIVABLE AND ACCRUED REVENUES

As at December 31	2013	2012

Trade Receivables and Accrued Revenue	$864	$905
Prepaids, Deposits and Other	130	350

	994	1,255
Allowance for Doubtful Accounts	(6)	(19)

	$988	$1,236

Trade receivables are non-interest bearing. In determining the recoverability of trade receivables, the Company considers the age of the outstanding receivable and the credit worthiness of the counterparties. See Note 21 for further information about credit risk.

8. PROPERTY, PLANT AND EQUIPMENT, NET

As at December 31	2013			2012
	Cost	Accumulated DD&A (1)	Net	Cost	Accumulated DD&A (1)	Net

Canadian Division
Proved properties	$25,003	$(23,012)	$1,991	$26,024	$(23,962)	$2,062
Unproved properties	598	—	598	716	—	716
Other	139	—	139	182	—	182

	25,740	(23,012)	2,728	26,922	(23,962)	2,960

USA Division
Proved properties	26,529	(22,074)	4,455	24,825	(21,236)	3,589
Unproved properties	470	—	470	579	—	579
Other	202	—	202	237	—	237

	27,201	(22,074)	5,127	25,641	(21,236)	4,405

Market Optimization	223	(132)	91	235	(129)	106
Corporate & Other	2,655	(566)	2,089	2,829	(549)	2,280

	$55,819	$(45,784)	$10,035	$55,627	$(45,876)	$9,751

(1)	Depreciation, depletion and amortization.

The Canadian Division and USA Division property, plant and equipment include internal costs directly related to exploration, development and construction activities of $372 million which have been capitalized during the year ended December 31, 2013 (2012 – $471 million). Included in Corporate and Other are $71 million (2012 – $104 million) of international property costs, which have been fully impaired.

66 Encana Corporation | Annual Report 2013

For the year ended December 31, 2013, the Company recognized a ceiling test impairment of nil (2012 – $1,822 million; 2011 – $2,249 million) in the Canadian cost centre and nil (2012 – $2,842 million; 2011 – nil) in the U.S. cost centre. The impairments resulted primarily from the decline in the 12-month average trailing natural gas prices which reduced proved reserves volumes and values.

The 12-month average trailing prices used in the ceiling test calculations reflect benchmark prices adjusted for basis differentials to determine local reference prices, transportation costs and tariffs, heat content and quality. The benchmark prices are disclosed in Note 24.

CAPITAL LEASE ARRANGEMENTS

The Company has several lease arrangements that are accounted for as capital leases, including an office building, equipment and an offshore production platform.

In December 2013, Encana commenced commercial operations at its Deep Panuke facility located offshore Nova Scotia following successful completion of the Production Field Centre (“PFC”) and issuance of the Production Acceptance Notice. As at December 31, 2013, Canadian Division property, plant and equipment and total assets include the PFC, which is under a capital lease totaling $536 million. As at December 31, 2012, $612 million in accumulated costs related to the PFC were recorded as an asset under construction.

During 2011, the Company entered into a capital lease arrangement in the U.S. whereby the beneficial rights of ownership of specific equipment would be conveyed to Encana over five years. The Company recorded an asset under capital lease with a corresponding capital lease obligation totaling $158 million, which was subsequently paid by Encana.

As at December 31, 2013, the total carrying value of assets under capital lease was $683 million (2012 – $207 million).

OTHER ARRANGEMENT

As at December 31, 2013, Corporate and Other property, plant and equipment and total assets include Encana’s accumulated costs to date of $1,617 million (2012 – $1,668 million) related to The Bow office building. In 2012, Encana assumed partial occupancy of The Bow office premises and commenced payments to the third party developer under a 25-year lease agreement. As of March 31, 2013, Encana had assumed full occupancy of the building. The Bow asset is being depreciated over the 60-year estimated life of the building. At the conclusion of the 25-year term, the remaining asset and corresponding liability are expected to be derecognized as disclosed in Note 13.

Liabilities for the capital lease arrangements and The Bow office building are included in other liabilities and provisions in the Consolidated Balance Sheet and are disclosed in Note 13.

9. OTHER ASSETS

As at December 31	2013	2012

Deferred Charges and Debt Transaction Costs	$58	$61
Long-Term Receivables	184	180
Long-Term Investments and Other	284	225

	$526	$466

10. GOODWILL

As at December 31	2013	2012

Canada	$1,171	$1,252
United States	473	473

	$1,644	$1,725

There have been no additions or dispositions of goodwill during 2013 or 2012 and the Company has not recognized any previous goodwill impairments. The change in the Canada goodwill balance between December 31, 2013 and December 31, 2012 reflects movements due to foreign currency translation.

Goodwill was assessed for impairment as at December 31, 2013 and December 31, 2012. The fair values of the Canada and United States reporting units were determined to be greater than the respective carrying values of the reporting units. Accordingly, no goodwill impairments were recognized.

Annual Report 2013 | Encana Corporation 67

11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at December 31	2013	2012

Trade Payables	$265	$417
Capital Accruals	398	415
Royalty and Production Accruals	473	497
Other Accruals	514	490
Interest Payable	111	117
Outstanding Disbursements	2	27
Current Portion of Capital Lease Obligations (See Note 13)	66	7
Current Portion of Asset Retirement Obligation (See Note 14)	66	33

	$1,895	$2,003

Payables and accruals are non-interest bearing. Interest payable represents amounts accrued related to Encana’s unsecured notes as disclosed in Note 12.

12. LONG-TERM DEBT

As at December 31	Note	C$ Principal Amount	2013	2012

Canadian Dollar Denominated Debt
Revolving credit and term loan borrowings	A	$—	$—	$—
Canadian Unsecured Notes:	B
5.80% due January 18, 2018		750	705	754

		$750	705	754

U.S. Dollar Denominated Debt
Revolving credit and term loan borrowings	A		—	—
U.S. Unsecured Notes:	B
4.75% due October 15, 2013			—	500
5.80% due May 1, 2014			1,000	1,000
5.90% due December 1, 2017			700	700
6.50% due May 15, 2019			500	500
3.90% due November 15, 2021			600	600
8.125% due September 15, 2030			300	300
7.20% due November 1, 2031			350	350
7.375% due November 1, 2031			500	500
6.50% due August 15, 2034			750	750
6.625% due August 15, 2037			500	500
6.50% due February 1, 2038			800	800
5.15% due November 15, 2041			400	400

			6,400	6,900

Total Principal	F		7,105	7,654

Increase in Value of Debt Acquired	C		40	46
Debt Discounts	D		(21)	(25)
Current Portion of Long-Term Debt	E		(1,000)	(500)

			$6,124	$7,175

68 Encana Corporation | Annual Report 2013

A) REVOLVING CREDIT AND TERM LOAN BORROWINGS

During 2012, the Company issued commercial paper. There are no outstanding balances related to the Company’s commercial paper or revolving credit facilities as at December 31, 2013 or December 31, 2012. Standby fees paid in 2013 relating to Canadian and U.S. revolving credit and term loan agreements were approximately $14 million (2012 – $15 million; 2011 – $5 million).

Encana is subject to certain financial covenants in its credit facility agreements and is in compliance with all financial covenants.

CANADIAN REVOLVING CREDIT AND TERM LOAN BORROWINGS

At December 31, 2013, Encana had in place a committed revolving bank credit facility for C$3.5 billion or its equivalent amount in U.S. dollars ($3.3 billion), all of which remained unused. In June 2013, the Company extended the maturity date of its existing revolving bank credit facility and reduced the facility from C$4.0 billion to C$3.5 billion. The facility, which matures in June 2018, is fully revolving up to maturity. The facility is extendible from time to time, but not more than once per year, for a period not longer than five years plus 90 days from the date of the extension request, at the option of the lenders and upon notice from Encana. The facility is unsecured and bears interest at the lenders’ rates for Canadian prime, U.S. base rate, Bankers’ Acceptances or LIBOR, plus applicable margins.

U.S. REVOLVING CREDIT AND TERM LOAN BORROWINGS

At December 31, 2013, one of Encana’s subsidiaries had in place a committed revolving bank credit facility for $1.0 billion, of which $999 million remained unused. In June 2013, the Company extended the maturity date of its existing revolving bank credit facility. The facility, which matures in June 2018, is guaranteed by Encana Corporation and is fully revolving up to maturity. The facility is extendible from time to time, but not more than once per year, for a period not longer than five years plus 90 days from the date of the extension request, at the option of the lenders and upon notice from the subsidiary. This facility bears interest at either the lenders’ U.S. base rate or at LIBOR plus applicable margins.

B) UNSECURED NOTES

Unsecured notes include medium-term notes and senior notes that are issued from time to time under trust indentures and have equal priority with respect to the payment of both principal and interest.

CANADIAN UNSECURED NOTES

At December 31, 2012, Encana had in place an unutilized debt shelf prospectus for Canadian unsecured medium-term notes in the amount of C$2.0 billion which expired in June 2013 and was not renewed.

U.S. UNSECURED NOTES

Encana has in place a debt shelf prospectus for U.S. unsecured notes in the amount of $4.0 billion under the multijurisdictional disclosure system. The shelf prospectus provides that debt securities in U.S. dollars or other foreign currencies may be issued from time to time in one or more series. Terms of the notes, including interest at either fixed or floating rates and maturity dates, are determined by reference to market conditions at the date of issue. The shelf prospectus was filed in May 2012 and expires in June 2014. As at December 31, 2013, $4.0 billion of the shelf prospectus remained unutilized, the availability of which is dependent upon market conditions.

In November 2011, Encana completed a public offering in the U.S. of senior unsecured notes of $600 million with a coupon rate of 3.90 percent due November 15, 2021 and $400 million with a coupon rate of 5.15 percent due November 15, 2041. The net proceeds of the offering totaling $989 million were used to repay a portion of Encana’s commercial paper indebtedness, a portion of which was incurred to repay Encana’s $500 million 6.30 percent notes that matured November 1, 2011.

The 5.80 percent notes due May 1, 2014 were issued by the Company’s indirect 100 percent owned subsidiary, Encana Holdings Finance Corp. This note is fully and unconditionally guaranteed by Encana Corporation.

C) INCREASE IN VALUE OF DEBT ACQUIRED

Certain of the notes and debentures of the Company were acquired in business combinations and were accounted for at their fair value at the dates of acquisition. The difference between the fair value and the principal amount of the debt is being amortized over the remaining life of the outstanding debt acquired, approximately 17 years.

D) DEBT DISCOUNTS

Long-term debt premiums and discounts are capitalized within long-term debt and are being amortized using the effective interest method. During 2013 and 2012, no discounts were capitalized relating to the issuance of U.S. unsecured notes.

Annual Report 2013 | Encana Corporation 69

E) CURRENT PORTION OF LONG-TERM DEBT

As at December 31	C$ Principal Amount	2013	2012

4.75% due October 15, 2013	$—	$—	$500
5.80% due May 1, 2014	—	1,000	—

	$—	$1,000	$500

F) MANDATORY DEBT PAYMENTS

As at December 31	C$ Principal Amount	US$ Principal Amount	Total US$ Equivalent

2014	$—	$1,000	$1,000
2015	—	—	—
2016	—	—	—
2017	—	700	700
2018	750	—	705
Thereafter	—	4,700	4,700

Total	$750	$6,400	$7,105

Long-term debt is accounted for at amortized cost using the effective interest method of amortization. As at December 31, 2013, total long-term debt had a carrying value of $7,124 million and a fair value of $7,805 million (2012 – $7,675 million carrying value and a fair value of $9,043 million). The estimated fair value of long-term borrowings is categorized within Level 2 of the fair value hierarchy and has been determined based on market information, or by discounting future payments of interest and principal at estimated interest rates expected to be available to the Company at period end.

13. OTHER LIABILITIES AND PROVISIONS

As at December 31	2013	2012

The Bow Office Building (See Note 8)	$1,631	$1,674
Asset under Construction - Production Field Centre (See Note 8)	—	612
Capital Lease Obligations (See Note 8)	544	69
Unrecognized Tax Benefits (See Note 6)	133	134
Pensions and Other Post-Employment Benefits (See Note 19)	110	165
Other	102	18

	$2,520	$2,672

THE BOW OFFICE BUILDING

As described in Note 8, Encana has recognized the accumulated costs for The Bow office building as an asset with a related liability. In 2012, Encana commenced payments to the third party developer under a 25-year agreement. At the conclusion of the 25-year term, the remaining asset and corresponding liability are expected to be derecognized. Encana has also subleased part of The Bow office space to a subsidiary of Cenovus Energy Inc. The total undiscounted future payments related to the lease agreement and the total undiscounted future amounts expected to be recovered from the Cenovus sublease are outlined below.

(undiscounted)	2014	2015	2016	2017	2018	Thereafter	Total
Expected future lease payments	$87	$87	$88	$89	$90	$1,893	$2,334

Sublease recoveries	$(43)	$(43)	$(44)	$(44)	$(44)	$(939)	$(1,157)

70 Encana Corporation | Annual Report 2013

CAPITAL LEASE OBLIGATIONS

As described in Note 8, the PFC commenced commercial operations in December 2013. Accordingly, Encana derecognized the asset under construction and related liability and recorded the PFC as a capital lease asset with a corresponding capital lease obligation. Under the lease contract, Encana has a purchase option and the option to extend the lease for 12 one-year terms at fixed prices after the initial lease term expires in 2021. As a result, the lease contract qualifies as a variable interest and the related leasing entity qualifies as a variable interest entity (“VIE”). Encana is not the primary beneficiary of the VIE as the Company does not have the power to direct the activities that most significantly impact the VIE’s economic performance. Encana is not required to provide any financial support or guarantees to the lease entity and its affiliates, other than the contractual payments under the lease and operating contracts.

The total expected future lease payments related to the Company’s capital lease obligations are outlined below.

	2014	2015	2016	2017	2018	Thereafter	Total

Expected future lease payments	$106	$93	$93	$94	$94	$315	$795
Less amounts representing interest	40	32	28	25	20	40	185

Present value of expected future lease payments	$66	$61	$65	$69	$74	$275	$610

14. ASSET RETIREMENT OBLIGATION

As at December 31	2013	2012

Asset Retirement Obligation, Beginning of Year	$969	$921
Liabilities Incurred	38	43
Liabilities Settled	(126)	(90)
Change in Estimated Future Cash Outflows	68	28
Accretion Expense	53	53
Foreign Currency Translation	(36)	14

Asset Retirement Obligation, End of Year	$966	$969

Current Portion (See Note 11)	$66	$33
Long-Term Portion	900	936

	$966	$969

Encana is responsible for the retirement of long-lived assets related to its oil and gas assets and midstream assets at the end of their useful lives.

Annual Report 2013 | Encana Corporation 71

15. SHARE CAPITAL

AUTHORIZED

The Company is authorized to issue an unlimited number of no par value common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares.

ISSUED AND OUTSTANDING

As at December 31	2013		2012
	Number (millions)	Amount	Number (millions)	Amount

Common Shares Outstanding, Beginning of Year	736.3	$2,354	736.3	$2,354
Common Shares Cancelled	(0.8)	(2)	—	—
Common Shares Issued under Dividend Reinvestment Plan	5.4	93	—	—

Common Shares Outstanding, End of Year	740.9	$2,445	736.3	$2,354

During the year ended December 31, 2013, Encana cancelled 767,327 common shares reserved for issuance to shareholders upon exchange of predecessor companies’ shares. In accordance with the terms of the merger agreement which formed Encana, shares which have remained unexchanged were extinguished. Accordingly, the weighted average book value of the common shares extinguished of $2 million has been transferred to paid in surplus.

During the year ended December 31, 2013, Encana issued 5,385,845 common shares totaling $93 million under the Company’s dividend reinvestment plan.

DIVIDENDS

For the year ended December 31, 2013, Encana paid dividends of $0.67 per common share totaling $494 million (2012 – $0.80 per common share totaling $588 million; 2011 – $0.80 per common share totaling $588 million). The Company’s quarterly dividend payment in 2013 was $0.20 per common share for the first three quarters and $0.07 per common share for the fourth quarter. The Company’s quarterly dividend payment in 2012 and 2011 was $0.20 per common share.

For the year ended December 31, 2013, the dividends paid included $93 million in common shares as disclosed above, which were issued in lieu of cash dividends under the Company’s dividend reinvestment plan (2012 – nil; 2011 – nil).

On February 12, 2014, the Board declared a dividend of $0.07 per common share payable on March 31, 2014 to common shareholders of record as of March 14, 2014.

EARNINGS PER COMMON SHARE

The following table presents the computation of net earnings per common share:

For the years ended December 31 (millions, except per share amounts)	2013	2012	2011

Net Earnings (Loss)	$236	$(2,794)	$5

Number of Common Shares:
Weighted average common shares outstanding - Basic	737.7	736.3	736.3
Effect of dilutive securities	—	—	0.9

Weighted average common shares outstanding - Diluted	737.7	736.3	737.2

Net Earnings (Loss) per Common Share
Basic	$0.32	$(3.79)	$0.01
Diluted	$0.32	$(3.79)	$0.01

72 Encana Corporation | Annual Report 2013

ENCANA STOCK OPTION PLAN

Encana has share-based compensation plans that allow employees to purchase common shares of the Company. Option exercise prices are not less than the market value of the common shares on the date the options are granted. Options granted are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years, are fully exercisable after three years and expire five years after the date granted.

All options outstanding as at December 31, 2013 have associated Tandem Stock Appreciation Rights (“TSARs”) attached. In lieu of exercising the option, the associated TSARs give the option holder the right to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of the exercise over the original grant price. In addition, certain stock options granted are performance-based. The Performance TSARs vest and expire under the same terms and conditions as the underlying option. Vesting is also subject to Encana attaining prescribed performance relative to predetermined key measures. Historically, most holders of options with TSARs have elected to exercise their stock options as a Stock Appreciation Right (“SAR”) in exchange for a cash payment. See Note 18 for further information on Encana’s outstanding and exercisable TSARs and Performance TSARs.

At December 31, 2013, there were 19.1 million common shares reserved for issuance under stock option plans (2012 – 18.8 million; 2011 – 10.9 million).

ENCANA RESTRICTED SHARE UNITS (“RSUs”)

Encana has a share-based compensation plan whereby eligible employees are granted RSUs. An RSU is a conditional grant to receive an Encana common share, or the cash equivalent, as determined by Encana, upon vesting of the RSUs and in accordance with the terms of the RSU Plan and Grant Agreement. The value of one RSU is notionally equivalent to one Encana common share. RSUs vest three years from the date granted, provided the employee remains actively employed with Encana on the vesting date. The Company intends to settle vested RSUs in cash on the vesting date. As a result, Encana does not consider RSUs to be potentially dilutive securities. See Note 18 for further information on Encana’s outstanding RSUs.

ENCANA SHARE UNITS HELD BY CENOVUS EMPLOYEES

On November 30, 2009, Encana completed a corporate reorganization to split into two independent publicly traded energy companies – Encana Corporation and Cenovus Energy Inc. (the “Split Transaction”). In conjunction with the Split Transaction, each holder of Encana share units disposed of their right in exchange for the grant of new Encana share units and Cenovus share units. Share units include TSARs, Performance TSARs, SARs and Performance SARs. The terms and conditions of the share units are similar to the terms and conditions of the original share units.

With respect to the Encana share units held by Cenovus employees and the Cenovus share units held by Encana employees, both Encana and Cenovus have agreed to reimburse each other for share units exercised for cash by their respective employees. Accordingly, for Encana share units held by Cenovus employees, Encana has recorded a payable to Cenovus employees and a receivable due from Cenovus. The payable to Cenovus employees and the receivable due from Cenovus are based on the fair value of the Encana share units determined using the Black-Scholes-Merton model (See Notes 18 and 20). There is no impact on Encana’s net earnings for the share units held by Cenovus employees. TSARs and Performance TSARs held by Cenovus employees will expire by December 2014. No further Encana share units have been granted to Cenovus employees since the Split Transaction.

Cenovus employees may exercise Encana TSARs and Encana Performance TSARs in exchange for Encana common shares. As at December 31, 2013, there were 1.5 million Encana TSARs and 2.4 million Encana Performance TSARs with a weighted average exercise price of C$29.09 and C$29.04, respectively, held by Cenovus employees, which were outstanding and exercisable.

Annual Report 2013 | Encana Corporation 73

16. ACCUMULATED OTHER COMPREHENSIVE INCOME

For the years ended December 31	2013	2012

Foreign Currency Translation Adjustment
Balance, Beginning of Year	$739	$658
Change in Foreign Currency Translation Adjustment	(46)	81

Balance, End of Year	693	739

Pension and Other Post-Employment Benefit Plans
Balance, Beginning of Year	(69)	(82)
Net Actuarial Gains and (Losses) and Plan Amendment (See Note 19)	65	3
Income Taxes	(17)	(1)
Reclassification of Net Actuarial (Gains) and Losses to Net Earnings (See Note 19)	11	15
Income Taxes	(3)	(4)
Settlement and Curtailment in Defined Benefit Plan Expense (See Note 19)	6	—
Income Taxes	(2)	—

Balance, End of Year	(9)	(69)

Total Accumulated Other Comprehensive Income	$684	$670

17. RESTRUCTURING CHARGES

In November 2013, Encana announced its plans to align the organizational structure in support of the new strategy and its intention to reduce the Company’s workforce by approximately 20 percent. In conjunction with the restructuring, Encana also announced its plan to close the Company’s office, located in Plano Texas, in 2014. For the year ended December 31, 2013, Encana has incurred restructuring charges totaling $88 million relating primarily to severance costs, which are included in administrative expenses in the Company’s Consolidated Statement of Earnings. Of the $88 million in restructuring charges incurred to date, $65 million remains accrued as at December 31, 2013. Total charges associated with the restructuring are anticipated to be complete in 2015 and are expected to be approximately $130 million before tax.

18. COMPENSATION PLANS

Encana has a number of compensation arrangements under which the Company awards various types of long-term incentive grants to eligible employees. They include TSARs, Performance TSARs, SARs, Performance SARs, Performance Share Units (“PSUs”), Deferred Share Units (“DSUs”), RSUs and a Restricted Cash Plan. The majority of these compensation arrangements are share-based.

Encana accounts for TSARs, Performance TSARs, SARs, Performance SARs, PSUs, and RSUs held by Encana employees as cash-settled share-based payment transactions and, accordingly, accrues compensation costs over the vesting period based on the fair value of the rights determined using the Black-Scholes-Merton and other fair value models. TSARs, Performance TSARs, SARs and Performance SARs granted vest and are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years, are fully exercisable after three years (with the exception of Performance TSARs granted in 2013) and expire five years after the date granted. PSUs and RSUs vest three years from the date of grant, provided the employee remains actively employed with Encana on the vesting date.

The following weighted average assumptions were used to determine the fair value of the share units held by Encana employees:

As at December 31, 2013	Encana US$ Share Units		Encana C$ Share Units		Cenovus C$ Share Units

Risk Free Interest Rate		1.09%		1.09%		1.09%
Dividend Yield		1.55%		1.50%		3.18%
Expected Volatility Rate		33.20%		30.42%		27.75%
Expected Term		1.8 yrs		1.7 yrs		0.1 yrs
Market Share Price	US$	18.05	C$	19.18	C$	30.40

74 Encana Corporation | Annual Report 2013

As at December 31, 2012	Encana US$ Share Units		Encana C$ Share Units		Cenovus C$ Share Units

Risk Free Interest Rate		1.14%		1.14%		1.14%
Dividend Yield		4.05%		4.07%		2.64%
Expected Volatility Rate		34.31%		30.51%		30.18%
Expected Term		2.0 yrs		1.3 yrs		0.5yrs
Market Share Price	US$	19.76	C$	19.66	C$	33.29

For both Encana and Cenovus share units held by Encana employees, volatility was estimated using historical volatility rates.

The Company has recognized the following share-based compensation costs:

For the years ended December 31	2013	2012	2011

Compensation Costs of Transactions Classified as Cash-Settled	$63	$42	$28
Compensation Costs of Transactions Classified as Equity-Settled (1)	3	5	—

Total Share-Based Compensation Costs	66	47	28
Less: Total Share-Based Compensation Costs Capitalized	(22)	(14)	(14)

Total Share-Based Compensation Expense	$44	$33	$14

Recognized on the Consolidated Statement of Earnings in:
Operating expense	$18	$13	$8
Administrative expense	26	20	6

	$44	$33	$14

(1)	RSUs may be settled in cash or equity as determined by Encana. The Company’s decision to cash settle RSUs was made subsequent to the original grant date.

As at December 31, 2013, the liability for share-based payment transactions totaled $169 million, of which $ 111 million is recognized in accounts payable and accrued liabilities.

For the years ended December 31	2013	2012	2011

Liability for Unvested Cash-Settled Share-Based Payment Transactions	$121	$85	$69
Liability for Vested Cash-Settled Share-Based Payment Transactions	48	71	86

Liability for Cash-Settled Share-Based Payment Transactions	$169	$156	$155

Annual Report 2013 | Encana Corporation 75

The following sections outline certain information related to Encana’s compensation plans as at December 31, 2013.

A) TANDEM STOCK APPRECIATION RIGHTS

All options to purchase common shares issued under the Encana Stock Option Plan have associated TSARs attached. In lieu of exercising the option, the associated TSARs give the option holder the right to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of exercise over the exercise price. The TSARs vest and expire under the same terms and conditions as the underlying option.

The following tables summarize information related to the Encana TSARs held by Encana employees:

As at December 31	2013		2012
(thousands of units)	Outstanding TSARs	Weighted Average Exercise Price (C$)	Outstanding TSARs	Weighted Average Exercise Price (C$)

Outstanding, Beginning of Year	17,168	27.84	19,390	28.79
Granted	9,709	18.08	1,514	20.99
Exercised - SARs	(1)	19.90	(17)	20.99
Forfeited	(2,663)	26.60	(1,704)	29.47
Expired	(1,701)	36.60	(2,015)	30.54

Outstanding, End of Year	22,512	23.11	17,168	27.84

Exercisable, End of Year	9,360	27.84	8,133	30.38

As at December 31, 2013	Outstanding Encana TSARs			Exercisable Encana TSARs
Range of Exercise Price (C$)	Number of TSARs (thousands of units)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (C$)	Number of TSARs (thousands of units)	Weighted Average Exercise Price (C$)

10.00 to 19.99	9,564	4.15	18.10	74	19.18
20.00 to 29.99	7,382	2.35	22.89	4,754	23.79
30.00 to 39.99	5,566	1.61	32.02	4,532	32.23

	22,512	2.93	23.11	9,360	27.84

As at December 31, 2013, there was approximately $29 million of total unrecognized compensation costs related to unvested TSARs held by Encana employees. The costs are expected to be recognized over a weighted average period of 2.4 years.

The following tables summarize information related to the Cenovus TSARs held by Encana employees:

As at December 31	2013		2012
(thousands of units)	Outstanding TSARs	Weighted Average Exercise Price (C$)	Outstanding TSARs	Weighted Average Exercise Price (C$)

Outstanding, Beginning of Year	2,025	29.75	3,935	29.49
Exercised - SARs	(885)	28.81	(1,788)	29.14
Exercised - Options	(6)	29.32	(8)	26.69
Forfeited	(14)	31.16	(84)	31.31
Expired	(593)	34.21	(30)	28.74

Outstanding, End of Year	527	26.29	2,025	29.75

Exercisable, End of Year	527	26.29	2,025	29.75

76 Encana Corporation | Annual Report 2013

As at December 31, 2013	Outstanding Cenovus TSARs			Exercisable Cenovus TSARs
Range of Exercise Price (C$)	Number of TSARs (thousands of units)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (C$)	Number of TSARs (thousands of units)	Weighted Average Exercise Price (C$)

20.00 to 29.99	527	0.13	26.29	527	26.29

During the year, Encana recorded compensation costs of $21 million related to the Encana TSARs and a reduction in compensation costs of $4 million related to the Cenovus TSARs (2012 – compensation costs of $6 million related to the Encana TSARs and a reduction of compensation costs of $1 million related to the Cenovus TSARs; 2011 – reduction of compensation costs of $4 million related to the Encana TSARs and compensation costs of $6 million related to Cenovus TSARs).

B) PERFORMANCE TANDEM STOCK APPRECIATION RIGHTS

From 2007 to 2009, Encana granted Performance TSARs. Upon vesting, in lieu of exercising the option, the option holder has the right to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of exercise over the exercise price. The Performance TSARs vest and expire under the same terms and conditions as the underlying option. Vesting is also subject to Encana attaining prescribed performance relative to an internal recycle ratio and predetermined performance targets. Performance TSARs that do not vest when eligible are forfeited and cancelled.

In 2013, Encana granted Performance TSARs to the President & Chief Executive Officer (“CEO”). Upon vesting, in lieu of exercising the option, the CEO has the right to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of exercise over the exercise price. The Performance TSARs vest and expire over the same terms and conditions as the underlying option. Under this 2013 grant, vesting is also subject to Encana achieving prescribed performance targets over a four-year period based on Encana’s share price performance. Performance TSARs that do not vest when eligible are forfeited and cancelled.

The following tables summarize information related to the Encana Performance TSARs held by Encana employees:

As at December 31	2013		2012
(thousands of units)	Outstanding Performance TSARs	Weighted Average Exercise Price (C$)	Outstanding Performance TSARs	Weighted Average Exercise Price (C$)

Outstanding, Beginning of Year	4,879	32.44	7,879	31.50
Granted	935	18.00	—	—
Forfeited	(453)	29.12	(779)	31.50
Expired	(2,236)	36.44	(2,221)	29.45

Outstanding, End of Year	3,125	25.74	4,879	32.44

Exercisable, End of Year	2,190	29.04	4,879	32.44

As at December 31, 2013	Outstanding Encana Performance TSARs			Exercisable Encana Performance TSARs
Range of Exercise Price (C$)	Number of TSARs (thousands of units)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (C$)	Number of TSARs (thousands of units)	Weighted Average Exercise Price (C$)

10.00 to 19.99	935	4.45	18.00	—	—
20.00 to 29.99	2,190	0.11	29.04	2,190	29.04

	3,125	1.41	25.74	2,190	29.04

Annual Report 2013 | Encana Corporation 77

As at December 31, 2013, there was approximately $1 million of total unrecognized compensation costs related to unvested Performance TSARs held by Encana employees. The costs are expected to be recognized over a weighted average period of 3.4 years.

The following tables summarize information related to the Cenovus Performance TSARs held by Encana employees:

As at December 31	2013		2012
(thousands of units)	Outstanding Performance TSARs	Weighted Average Exercise Price (C$)	Outstanding Performance TSARs	Weighted Average Exercise Price (C$)

Outstanding, Beginning of Year	3,205	29.00	5,751	28.60
Exercised - SARs	(1,466)	28.72	(2,188)	28.33
Exercised - Options	(9)	29.69	(12)	26.61
Forfeited	(13)	26.27	(314)	26.69
Expired	(764)	32.96	(32)	26.66

Outstanding, End of Year	953	26.27	3,205	29.00

Exercisable, End of Year	953	26.27	3,205	29.00

As at December 31, 2013	Outstanding Cenovus Performance TSARs			Exercisable Cenovus Performance TSARs
Range of Exercise Price (C$)	Number of TSARs (thousands of units)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (C$)	Number of TSARs (thousands of units)	Weighted Average Exercise Price (C$)

20.00 to 29.99	953	0.11	26.27	953	26.27

During the year, Encana recorded compensation costs of $1 million related to the Encana Performance TSARs and a reduction in compensation costs of $6 million related to the Cenovus Performance TSARs (2012 – reduction of compensation costs of $1 million related to the Encana Performance TSARs and reduction of compensation costs of $2 million related to the Cenovus Performance TSARs; 2011 – reduction of compensation costs of $12 million related to the Encana Performance TSARs and compensation costs of $14 million related to the Cenovus Performance TSARs).

C) STOCK APPRECIATION RIGHTS

During 2008 and 2009, Canadian dollar denominated SARs were granted to employees, which entitle the employee to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of exercise over the exercise price of the right.

The following tables summarize information related to the Encana SARs held by Encana employees:

As at December 31	2013		2012
(thousands of units)	Outstanding SARs	Weighted Average Exercise Price (C$)	Outstanding SARs	Weighted Average Exercise Price (C$)

Outstanding, Beginning of Year	1,843	33.79	1,973	33.81
Forfeited	(156)	30.02	(130)	34.08
Expired	(957)	37.98	—	—

Outstanding, End of Year	730	29.11	1,843	33.79

Exercisable, End of Year	730	29.11	1,843	33.79

78 Encana Corporation | Annual Report 2013

As at December 31, 2013	Outstanding Encana SARs			Exercisable Encana SARs
Range of Exercise Price (C$)	Number of SARs (thousands of units)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (C$)	Number of SARs (thousands of units)	Weighted Average Exercise Price (C$)

20.00 to 29.99	711	0.12	29.05	711	29.05
30.00 to 39.99	19	0.61	31.59	19	31.59

	730	0.14	29.11	730	29.11

Since 2010, U.S. dollar denominated SARs have been granted to eligible U.S. based employees. The terms and conditions are similar to the Canadian dollar denominated SARs. The following tables summarize information related to U.S. dollar denominated Encana SARs held by Encana employees:

As at December 31	2013		2012
(thousands of units)	Outstanding SARs	Weighted Average Exercise Price (US$)	Outstanding SARs	Weighted Average Exercise Price (US$)

Outstanding, Beginning of Year	12,165	26.50	12,645	26.78
Granted	5,048	17.95	482	20.54
Exercised	(2)	17.95	(29)	20.88
Forfeited	(2,281)	25.30	(933)	27.36

Outstanding, End of Year	14,930	23.79	12,165	26.50

Exercisable, End of Year	7,328	27.32	4,685	27.75

As at December 31, 2013	Outstanding Encana SARs			Exercisable Encana SARs
Range of Exercise Price (US$)	Number of SARs (thousands of units)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (US$)	Number of SARs (thousands of units)	Weighted Average Exercise Price (US$)

10.00 to 19.99	4,729	4.15	17.96	23	18.86
20.00 to 29.99	4,973	2.77	21.59	2,981	21.92
30.00 to 39.99	5,228	1.58	31.16	4,324	31.09

	14,930	2.79	23.79	7,328	27.32

As at December 31, 2013, there was approximately $18 million of total unrecognized compensation costs related to unvested SARs held by Encana employees. The costs are expected to be recognized over a weighted average period of 2.4 years.

Annual Report 2013 | Encana Corporation 79

The following tables summarize information related to the Cenovus SARs held by Encana employees:

As at December 31	2013		2012
(thousands of units)	Outstanding SARs	Weighted Average Exercise Price (C$)	Outstanding SARs	Weighted Average Exercise Price (C$)

Outstanding, Beginning of Year	1,027	31.25	1,641	30.73
Exercised	(385)	28.38	(591)	29.69
Forfeited	(23)	33.62	(23)	34.45
Expired	(389)	36.82	—	—

Outstanding, End of Year	230	26.42	1,027	31.25

Exercisable, End of Year	230	26.42	1,027	31.25

As at December 31, 2013	Outstanding Cenovus SARs			Exercisable Cenovus SARs
Range of Exercise Price (C$)	Number of SARs (thousands of units)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (C$)	Number of SARs (thousands of units)	Weighted Average Exercise Price (C$)

20.00 to 29.99	228	0.14	26.38	228	26.38
30.00 to 39.99	2	0.77	30.63	2	30.63

	230	0.14	26.42	230	26.42

During the year, Encana recorded compensation costs of $1 million related to the Encana SARs and a reduction in compensation costs of $2 million related to the Cenovus SARs (2012 – compensation costs of $7 million related to the Encana SARs and a reduction in compensation costs of $1 million related to the Cenovus SARs; 2011 – a reduction in compensation costs of $5 million related to the Encana SARs and compensation costs of $3 million related to the Cenovus SARs).

D) PERFORMANCE STOCK APPRECIATION RIGHTS

During 2008 and 2009, Encana granted Performance SARs to certain employees, which entitle the employee to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of exercise over the grant price. Performance SARs are subject to Encana attaining prescribed performance relative to an internal recycle ratio and predetermined key measures. Performance SARs that do not vest when eligible are forfeited.

The following tables summarize information related to the Encana Performance SARs held by Encana employees:

As at December 31	2013		2012
(thousands of units)	Outstanding Performance SARs	Weighted Average Exercise Price (C$)	Outstanding Performance SARs	Weighted Average Exercise Price (C$)

Outstanding, Beginning of Year	2,455	32.20	2,710	32.07
Forfeited	(239)	29.48	(255)	30.81
Expired	(1,035)	36.44	—	—

Outstanding, End of Year	1,181	29.04	2,455	32.20

Exercisable, End of Year	1,181	29.04	2,455	32.20

80 Encana Corporation | Annual Report 2013

As at December 31, 2013	Outstanding Encana Performance SARs			Exercisable Encana Performance SARs
Range of Exercise Price (C$)	Number of SARs (thousands of units)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (C$)	Number of SARs (thousands of units)	Weighted Average Exercise Price (C$)

20.00 to 29.99	1,181	0.11	29.04	1,181	29.04

The following tables summarize information related to the Cenovus Performance SARs held by Encana employees:

As at December 31	2013		2012
(thousands of units)	Outstanding Performance SARs	Weighted Average Exercise Price (C$)	Outstanding Performance SARs	Weighted Average Exercise Price (C$)

Outstanding, Beginning of Year	1,319	28.74	2,282	28.88
Exercised	(631)	28.32	(835)	29.46
Forfeited	(9)	26.47	(128)	26.56
Expired	(294)	32.96	—	—

Outstanding, End of Year	385	26.27	1,319	28.74

Exercisable, End of Year	385	26.27	1,319	28.74

As at December 31, 2013	Outstanding Cenovus Performance SARs			Exercisable Cenovus Performance SARs
Range of Exercise Price (C$)	Number of SARs (thousands of units)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (C$)	Number of SARs (thousands of units)	Weighted Average Exercise Price (C$)

20.00 to 29.99	385	0.11	26.27	385	26.27

During the year, Encana recorded no compensation costs related to the Encana Performance SARs and a reduction in compensation costs of $3 million related to the Cenovus Performance SARs (2012 – no compensation costs related to the Encana Performance SARs and no compensation costs related to the Cenovus Performance SARs; 2011 – a reduction of compensation costs of $4 million related to the Encana Performance SARs and compensation costs of $5 million related to the Cenovus Performance SARs).

E) PERFORMANCE SHARE UNITS

Since 2010, PSUs have been granted to eligible employees, which entitle the employee to receive, upon vesting, a cash payment equal to the value of one common share of Encana for each PSU held, depending upon the terms of the PSU Plan. PSUs vest three years from the date of grant, provided the employee remains actively employed with Encana on the vesting date.

The ultimate value of the PSUs will depend upon Encana’s performance relative to predetermined corresponding performance targets measured over a three-year period. For grants during 2010 through 2012, performance is measured relative to an internal recycle ratio as assessed by the Board on an annual basis to determine whether the performance criteria have been met. Based on this assessment, up to a maximum of two times the original PSU grant may be eligible to vest in respect of the year being measured. The respective proportion of the original PSU grant deemed eligible to vest for each year will be valued and the notional cash value deposited to a PSU account, with payout deferred to the final vesting date. For grants made in 2013, performance is measured over a three-year period relative to a specified performance peer group.

Annual Report 2013 | Encana Corporation 81

The following tables summarize information related to the PSUs:

(thousands of units)	Canadian Dollar Denominated Outstanding PSUs
As at December 31	2013	2012

Outstanding, Beginning of Year	961	1,238
Granted	856	213
Deemed Eligible to Vest	(552)	(427)
Units, in Lieu of Dividends	40	37
Forfeited	(171)	(100)

Outstanding, End of Year	1,134	961

(thousands of units)	U.S. Dollar Denominated Outstanding PSUs
As at December 31	2013	2012

Outstanding, Beginning of Year	693	1,089
Granted	192	27
Deemed Eligible to Vest	(474)	(393)
Units, in Lieu of Dividends	14	27
Forfeited	(62)	(57)

Outstanding, End of Year	363	693

As at December 31, 2013, there was approximately $16 million of total unrecognized compensation costs related to unvested PSUs held by Encana employees. The costs are expected to be recognized over a weighted average period of 1.6 years.

During the year, Encana recorded compensation costs of $11 million related to the outstanding PSUs (2012 – $12 million; 2011 – $15 million).

F) DEFERRED SHARE UNITS

The Company has in place a program whereby Directors and certain key employees are issued DSUs, which vest immediately, are equivalent in value to a common share of the Company and are settled in cash.

Under the DSU Plan, employees have the option to convert either 25 or 50 percent of their annual High Performance Results (“HPR”) award into DSUs. The number of DSUs converted is based on the value of the award divided by the closing value of Encana’s share price at the end of the performance period of the HPR award.

For both Directors and employees, DSUs can only be redeemed following departure from Encana in accordance with the terms of the respective DSU Plan and must be redeemed prior to December 15th of the year following the departure from Encana.

The following table summarizes information related to the DSUs:

(thousands of units)	Canadian Dollar Denominated Outstanding DSUs
As at December 31	2013	2012

Outstanding, Beginning of Year	974	905
Granted	106	109
Converted from HPR awards	37	38
Units, in Lieu of Dividends	41	39
Redeemed	(131)	(117)

Outstanding, End of Year	1,027	974

During the year, Encana recorded compensation costs of $2 million related to the outstanding DSUs (2012 – $2 million; 2011 – reduction of $5 million).

82 Encana Corporation | Annual Report 2013

G) RESTRICTED SHARE UNITS

Since 2011, RSUs have been granted to eligible employees. An RSU is a conditional grant to receive an Encana common share, or the cash equivalent, as determined by Encana, upon vesting of the RSUs and in accordance with the terms of the RSU Plan and Grant Agreement. The value of one RSU is notionally equivalent to one Encana common share. RSUs vest three years from the date granted, provided the employee remains actively employed with Encana on the vesting date. As at December 31, 2013, Encana plans to settle the RSUs in cash on the vesting date.

The following tables summarize information related to the RSUs:

(thousands of units)	Canadian Dollar Denominated Outstanding RSUs
As at December 31	2013	2012

Outstanding, Beginning of Year	1,966	1,751
Granted	3,873	298
Units, in Lieu of Dividends	205	77
Forfeited	(914)	(160)

Outstanding, End of Year	5,130	1,966

(thousands of units)	U.S. Dollar Denominated Outstanding RSUs
As at December 31	2013	2012

Outstanding, Beginning of Year	1,596	1,574
Granted	2,458	83
Units, in Lieu of Dividends	139	63
Forfeited	(718)	(124)

Outstanding, End of Year	3,475	1,596

As at December 31, 2013, there was approximately $71 million of total unrecognized compensation costs related to unvested RSUs held by Encana employees. The costs are expected to be recognized over a weighted average period of 1.5 years.

During the year, Encana recorded compensation costs of $45 million related to the outstanding RSUs (2012 – $25 million; 2011 – $15 million). As at December 31, 2013, $13 million of the paid in surplus balance related to the RSUs (2012 – $10 million).

H) RESTRICTED CASH PLAN

In October 2011, Encana’s Board approved the use of a Restricted Cash Plan as a component of the long-term incentive grant to eligible employees, excluding executive officers. The Restricted Cash Plan is a time-based conditional grant to receive cash which, in accordance with the corresponding grant agreement, requires that the employee remains actively employed with Encana on the vesting date. The Restricted Cash Plan vests over three years with one-third payable after each anniversary of the grant date. During the year, Encana recorded compensation costs of $6 million (2012 – $18 million; 2011 – $6 million) related to the Restricted Cash Plan grant.

19. PENSION AND OTHER POST-EMPLOYMENT BENEFITS

The Company sponsors defined benefit and defined contribution plans and provides pension and other post-employment benefits (“OPEB”) to its employees in Canada and the U.S. As of January 1, 2003, the defined benefit pension plan was closed to new entrants. The average remaining service period of active employees participating in the defined benefit pension plan is five years. The average remaining service period of the active employees participating in the OPEB plan is 12 years.

The Company is required to file an actuarial valuation of its pension plans with the provincial regulator at least every three years. The most recent filing was dated December 31, 2012 and the next required filing will be as at December 31, 2015.

Annual Report 2013 | Encana Corporation 83

The following tables set forth changes in the benefit obligations and fair value of plan assets for the Company’s defined benefit pension and other post-retirement benefit plans for the years ended December 31, 2013 and 2012, as well as the funded status of the plans and amounts recognized in the financial statements as at December 31, 2013 and 2012.

	Pension Benefits		OPEB
As at December 31	2013	2012	2013	2012

Change in Benefit Obligations
Projected Benefit Obligation, Beginning of Year	$357	$344	$105	$95
Service cost	4	5	12	14
Interest cost	12	14	4	4
Actuarial (gains) losses	(22)	9	(6)	(5)
Exchange differences	(19)	8	—	—
Benefits paid	(22)	(23)	(4)	(3)
Plan amendment	—	—	(13)	—
Settlement	(26)	—	—	—
Curtailment	—	—	(5)	—
Special termination benefits	3	—	—	—

Projected Benefit Obligation, End of Year	$287	$357	$93	$105

Change in Plan Assets
Fair Value of Plan Assets, Beginning of Year	$309	$275	$—	$—
Actual return on plan assets	40	26	—	—
Exchange differences	(21)	6	—	—
Employer contributions	12	25	4	3
Benefits paid	(22)	(23)	(4)	(3)
Settlement	(26)	—	—	—
Special termination benefits	(1)	—	—	—

Fair Value of Plan Assets, End of Year	$291	$309	$—	$—

Funded Status of Plan Assets, End of Year	$4	$(48)	$(93)	$(105)

Total Recognized Amounts in the Consolidated Balance Sheet Consist of:
Other assets	$10	$3	$—	$—
Current liabilities	—	—	(6)	(4)
Non-current liabilities	(6)	(51)	(87)	(101)

Total	$4	$(48)	$(93)	$(105)

Total Recognized Amounts in Accumulated Other Comprehensive Income Consist of:
Net actuarial (gain) loss	$37	$94	$(6)	$1
Prior service costs	(6)	—	(8)	1
Net transitional obligation	—	—	—	3

Total recognized in accumulated other comprehensive income, before tax	$31	$94	$(14)	$5

The accumulated defined benefit obligation for all defined benefit plans was $362 million as at December 31, 2013 (2012 – $437 million). The following sets forth the defined benefit plans with accumulated benefit obligation and projected benefit obligation in excess of the plan assets fair value:

	Pension Benefits		OPEB
As at December 31	2013	2012	2013	2012

Projected Benefit Obligation	$(87)	$(357)	$(93)	$(105)
Accumulated Benefit Obligation	(72)	(332)	(93)	(105)
Fair Value of Plan Assets	81	305	—	—

84 Encana Corporation | Annual Report 2013

Following are the weighted average assumptions used by the Company in determining the defined benefit pension and other post-employment benefit obligations:

	Pension Benefits		OPEB
As at December 31	2013	2012	2013	2012

Discount Rate	4.50%	3.75%	4.45%	3.55%
Rates of Increase in Compensation Levels	3.99%	3.99%	6.38%	6.32%

The following sets forth total benefit plan expense recognized by the Company in 2013, 2012 and 2011:

	Pension Benefits			OPEB
For the years ended December 31	2013	2012	2011	2013	2012	2011

Defined Benefit Plan Expense	$21	$6	$14	$11	$18	$17
Defined Contribution Plan Expense	43	44	43	—	—	—

Total Benefit Plans Expense	$64	$50	$57	$11	$18	$17

Of the total benefit plans expense, $60 million (2012 – $55 million; 2011 – $60 million) was included in operating expense and $ 15 million (2012 – $ 13 million; 2011 – $14 million) was included in administrative expense.

The defined periodic pension and OPEB expense is as follows:

	Pension Benefits			OPEB
For the years ended December 31	2013	2012	2011	2013	2012	2011

Current service cost	$4	$5	$5	$12	$14	$12
Interest cost	12	14	15	4	4	4
Expected return on plan assets	(16)	(28)	(15)	—	—	—
Amounts reclassified from accumulated other comprehensive income:
Amortization of net actuarial (gains) and losses	11	15	8	—	—	—
Amortization of transitional obligation	—	—	—	—	—	1
Amortization of net prior service costs	—	—	1	—	—	—
Settlement	5	—	—	—	—	—
Curtailment	1	—	—	—	—	—
Curtailment	—	—	—	(5)	—	—
Special termination benefits	4	—	—	—	—	—

Total Defined Benefit Plan Expense	$21	$6	$14	$11	$18	$17

The amounts recognized in other comprehensive income are as follows:

	Pension Benefits			OPEB
For the years ended December 31	2013	2012	2011	2013	2012	2011

Net actuarial (gains) losses	$(46)	$2	$58	$(6)	$(5)	$(3)
Plan amendment	—	—	—	(13)	—	—
Amortization of net actuarial gains and losses	(11)	(15)	(8)	—	—	—
Amortization of transitional obligation	—	—	—	—	—	(1)
Amortization of net prior service costs	—	—	(1)	—	—	—
Net prior service costs (credit)	—	—	—	—	—	1
Settlement	(5)	—	—	—	—	—
Curtailment	(1)	—	—	—	—	—

Total amounts recognized in other comprehensive (income) loss, before tax	$(63)	$(13)	$49	$(19)	$(5)	$(3)

Total amounts recognized in other comprehensive (income) loss, after tax	$(46)	$(9)	$36	$(14)	$(4)	$(2)

Annual Report 2013 | Encana Corporation 85

The estimated net actuarial loss and net prior service costs for the pension and other post-retirement plans that will be amortized from accumulated other comprehensive income into net benefit plan expense in 2014 is nil.

Following are the weighted average assumptions used by the Company in determining the net periodic pension and other post-retirement benefit costs for 2013, 2012 and 2011.

	Pension Benefits			OPEB
For the years ended December 31	2013	2012	2011	2013	2012	2011

Discount Rate	4.25%	4.00%	5.00%	3.59%	4.31%	5.11%
Long-Term Rate of Return on Plan Assets	6.75%	6.75%	6.75%	—	—	—
Rates of Increase in Compensation Levels	3.99%	4.11%	4.11%	6.35%	6.41%	6.42%

The Company’s assumed health care cost trend rates are as follows:

For the years ended December 31	2013	2012	2011

Health care cost trend rate for next year	7.31%	7.70%	8.99%
Rate to which the cost trend rate is assumed to decline (ultimate trend rate)	4.61%	4.63%	4.64%
Year that the rate reaches the ultimate trend rate	2026	2025	2026

A one percent change in the assumed health care cost trend rate over the projected period would have the following effects:

(millions)	1% Increase	1% Decrease

Effect on total of service and interest cost components	$2	$(1)
Effect on other post-retirement benefit obligations	$6	$(5)

The Company expects to contribute $7 million to its defined benefit pension plans in 2014. The Company’s OPEB plans are funded on an as required basis.

The following provides an estimate of benefit payments for the next 10 years. These estimates reflect benefit increases due to continuing employee service.

(millions)	Defined Benefit Pension Payments	Other Benefit Payments

2014	$18	$6
2015	19	6
2016	19	7
2017	19	7
2018	20	7
2019 - 2023	99	35

86 Encana Corporation | Annual Report 2013

The Company’s defined benefit pension plan assets are presented by investment asset category and input level within the fair value hierarchy as follows:

As at December 31	2013
	Level 1	Level 2	Level 3	Total

Investments:
Cash and Cash Equivalents	$51	$1	$—	$52
Fixed Income - Canadian Bond Funds	—	57	—	57
Equity - Domestic	35	62	—	97
Equity - International	—	71	—	71
Real Estate and Other	1	—	13	14

Fair Value of Plan Assets, End of Year	$87	$191	$13	$291

As at December 31	2012
	Level 1	Level 2	Level 3	Total

Investments:
Cash and Cash Equivalents	$50	$1	$—	$51
Fixed Income - Canadian Bond Funds	—	75	—	75
Equity - Domestic	34	63	—	97
Equity - International	—	72	—	72
Real Estate and Other	1	—	13	14

Fair Value of Plan Assets, End of Year	$85	$211	$13	$309

Fixed income investments consist of Canadian bonds issued by investment grade companies. Equity investments consist of both domestic and international securities. The fair values of these securities are based on dealer quotes, quoted market prices, and net asset values as provided by the investment managers. Real Estate and Other consists mainly of commercial properties and is valued based on a discounted cash flow model.

	Real Estate and Other
As at December 31	2013	2012
Balance, Beginning of Year	$13	$12
Purchases, issuances and settlements
Purchases	—	—
Settlements	—	—
Actual return on plan assets
Relating to assets sold during the reporting period	—	—
Relating to assets still held at the reporting date	—	1

Balance, End of Year	$13	$13

The Company’s pension plan assets were invested in the following as at December 31, 2013: 39 percent Domestic Equity (2012 – 37 percent), 29 percent Foreign Equity (2012 – 26 percent), 26 percent Bonds (2012 – 30 percent), and 6 percent Real Estate and Other (2012 – 7 percent). The expected long-term rate of return is 6.75 percent. The expected rate of return on pension plan assets is based on historical and projected rates of return for each asset class in the plan investment portfolio. The actual return on plan assets was $40 million (2012 – $26 million). The asset allocation structure is subject to diversification requirements and constraints, which reduce risk by limiting exposure to individual equity investment, credit rating categories and foreign currency exposure.

Annual Report 2013 | Encana Corporation 87

20. FAIR VALUE MEASUREMENTS

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, and accounts payable and accrued liabilities approximate their carrying amounts due to the short-term maturity of those instruments except for the amounts associated with share units issued as part of the Split Transaction, as disclosed below. The fair value of cash in reserve approximates its carrying amount due to the nature of the instruments held. Fair value information related to pension plan assets is included in Note 19.

Recurring fair value measurements are performed for risk management assets and liabilities and for share units resulting from the Split Transaction, which are discussed further in Notes 21 and 18, respectively. These items are carried at fair value in the Consolidated Balance Sheet and are classified within the three levels of the fair value hierarchy in the following tables. There have been no transfers between the hierarchy levels during the period.

As at December 31, 2013	Level 1 Quoted Prices in Active Markets	Level 2 Other Observable Inputs	Level 3 Significant Unobservable Inputs	Total Fair Value	Netting (4)	Carrying Amount

Risk Management
Risk Management Assets
Current	$—	$71	$—	$71	$(15)	$56
Long-term	—	204	—	204	—	204
Risk Management Liabilities
Current	—	38	2	40	(15)	25
Long-term	—	—	5	5	—	5

Share Units Resulting from the Split Transaction
Encana Share Units Held by Cenovus Employees
Accounts receivable and accrued revenues (1)	$—	$—	$—	$—	$—	$—
Accounts payable and accrued liabilities (2)	—	—	—	—	—	—
Cenovus Share Units Held by Encana Employees
Accounts payable and accrued liabilities (3)	—	—	8	8	—	8

As at December 31, 2012	Level 1 Quoted Prices in Active Markets	Level 2 Other Observable Inputs	Level 3 Significant Unobservable Inputs	Total Fair Value	Netting (4)	Carrying Amount

Risk Management
Risk Management Assets
Current	$2	$505	$—	$507	$(28)	$479
Long-term	—	112	—	112	(1)	111
Risk Management Liabilities
Current	—	25	8	33	(28)	5
Long-term	—	7	4	11	(1)	10

Share Units Resulting from the Split Transaction
Encana Share Units Held by Cenovus Employees
Accounts receivable and accrued revenues (1)	$—	$—	$1	$1	$—	$1
Accounts payable and accrued liabilities (2)	—	—	1	1	—	1
Cenovus Share Units Held by Encana Employees
Accounts payable and accrued liabilities (3)	—	—	36	36	—	36

(1)	Receivable from Cenovus.
(2)	Payable to Cenovus employees.
(3)	Payable to Cenovus.
(4)	Netting to offset derivative assets and liabilities where the legal right and intention to offset exists, or where counterparty master netting arrangements contain provisions for net settlement.

88 Encana Corporation | Annual Report 2013

The Company’s Level 1 and Level 2 risk management assets and liabilities consist of commodity fixed price contracts and basis swaps with terms to 2016. The fair values of these contracts are based on a market approach and are estimated using inputs which are either directly or indirectly observable at the reporting date, such as exchange and other published prices, broker quotes and observable trading activity.

LEVEL 3 FAIR VALUE MEASUREMENTS

As at December 31, 2013, the Company’s Level 3 risk management assets and liabilities consist of power purchase contracts with terms to 2017. The fair values of the power purchase contracts are based on the income approach and are modelled internally using observable and unobservable inputs such as forward power prices in less active markets. The unobservable inputs are obtained from third parties whenever possible and reviewed by the Company for reasonableness.

Changes in amounts related to risk management assets and liabilities are recognized in revenues and transportation and processing expense according to their purpose. Changes in amounts related to share units resulting from the Split Transaction are recognized in operating expense, administrative expense and capitalized within property, plant and equipment as described in Note 18.

A summary of changes in Level 3 fair value measurements during 2013 and 2012 is presented below:

	Risk Management		Share Units Resulting from Split Transaction
	2013	2012	2013	2012

Balance, Beginning of Year	$(12)	$18	$(36)	$(83)
Total gains (losses)	3	(18)	16	4
Purchases, issuances and settlements
Purchases	—	—	—	—
Settlements	2	(12)	12	43
Transfers in and out of Level 3	—	—	—	—

Balance, End of Year	$(7)	$(12)	$(8)	$(36)

Change in unrealized gains (losses) related to assets and liabilities held at end of year	$(2)	$(21)	$20	$(7)

Quantitative information about unobservable inputs used in Level 3 fair value measurements is presented below:

	Valuation Technique	Unobservable Input	2013	2012

Risk Management - Natural Gas Options	Option Model	Price Volatility	—	0.3% - 28.3%
Risk Management - Power	Discounted Cash Flow	Forward prices ($/Megawatt Hour)	$49.25 - $54.47	$48.25 - $57.97
Share Units Resulting from the Split Transaction	Option Model	Cenovus share unit volatility	27.75%	30.18%

A five percentage point increase or decrease in natural gas price volatility would cause no decrease or increase (2012 – nil) to net risk management assets. A 10 percent increase or decrease in estimated forward power prices would cause a corresponding $7 million (2012 – $6 million) increase or decrease to net risk management assets. A five percentage point increase or decrease in Cenovus share unit estimated volatility would cause no increase or decrease (2012 – $2 million) to accounts payable and accrued liabilities.

Annual Report 2013 | Encana Corporation 89

21. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

A) FINANCIAL INSTRUMENTS

Encana’s financial assets and liabilities are recognized in cash and cash equivalents, accounts receivable and accrued revenues, cash in reserve, accounts payable and accrued liabilities, risk management assets and liabilities and long-term debt.

B) RISK MANAGEMENT ASSETS AND LIABILITIES

Risk management assets and liabilities arise from the use of derivative financial instruments and are measured at fair value. See Note 20 for a discussion of fair value measurements.

UNREALIZED RISK MANAGEMENT POSITION

As at December 31	2013	2012

Risk Management Asset
Current	$56	$479
Long-term	204	111

	260	590

Risk Management Liability
Current	25	5
Long-term	5	10

	30	15

Net Risk Management Asset	$230	$575

SUMMARY OF UNREALIZED RISK MANAGEMENT POSITIONS – BY PRODUCT

As at December 31	2013			2012
	Risk Management			Risk Management
	Asset	Liability	Net	Asset	Liability	Net

Commodity Prices
Natural gas	$183	$15	$168	$545	$6	$539
Crude oil	77	8	69	45	—	45
Power	—	7	(7)	—	9	(9)

Total Fair Value	$260	$30	$230	$590	$15	$575

90 Encana Corporation | Annual Report 2013

COMMODITY PRICE POSITIONS AS AT DECEMBER 31, 2013

	Notional Volumes		Term	Average Price		Fair Value

Natural Gas Contracts
Fixed Price Contracts

NYMEX Fixed Price	2,138	MMcf/d	2014	4.17	US$/Mcf	$(13)
NYMEX Fixed Price	825	MMcf/d	2015	4.37	US$/Mcf	65

Basis Contracts (1)			2014-2016			116

Natural Gas Fair Value Position						168

Crude Oil Contracts
Fixed Price Contracts

WTI Fixed Price	9.5	Mbbls/d	2014	94.19	US$/bbl	(5)

Basis Contracts (2)			2014-2015			74

Crude Oil Fair Value Position						69

Power Purchase Contracts
Fair Value Position						(7)

Total Fair Value						$230

(1)	Encana has entered into swaps to protect against widening natural gas price differentials in Canada. These basis swaps are priced using differentials determined as a percentage of NYMEX.
(2)	Encana has entered into swaps to protect against widening oil price differentials between Brent and WTI. These basis swaps are priced using fixed price differentials.

EARNINGS IMPACT OF REALIZED AND UNREALIZED GAINS (LOSSES) ON RISK MANAGEMENT POSITIONS

	Realized Gain (Loss)
For the years ended December 31	2013	2012	2011

Revenues, Net of Royalties	$544	$2,149	$955
Transportation and Processing	—	12	(7)

Gain (Loss) on Risk Management	$544	$2,161	$948

	Unrealized Gain (Loss)
For the years ended December 31	2013	2012	2011

Revenues, Net of Royalties	$(347)	$(1,441)	$854
Transportation and Processing	2	(24)	25

Gain (Loss) on Risk Management	$(345)	$(1,465)	$879

RECONCILIATION OF UNREALIZED RISK MANAGEMENT POSITIONS FROM JANUARY 1 TO DECEMBER 31

	2013		2012	2011
	Fair Value	Total Unrealized Gain (Loss)	Total Unrealized Gain (Loss)	Total Unrealized Gain (Loss)

Fair Value of Contracts, Beginning of Year	$575
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered into During the Year	199	$199	$696	$1,827
Fair Value of Contracts Realized During the Year	(544)	(544)	(2,161)	(948)

Fair Value of Contracts, End of Year	$230	$(345)	$(1,465)	$879

Annual Report 2013 | Encana Corporation 91

C) RISKS ASSOCIATED WITH FINANCIAL ASSETS AND LIABILITIES

The Company is exposed to financial risks including market risks (such as commodity prices, foreign exchange and interest rates), credit risk and liquidity risk. Future cash flows may fluctuate due to movement in market prices and the exposure to credit and liquidity risks.

COMMODITY PRICE RISK

Commodity price risk arises from the effect that fluctuations in future commodity prices may have on future cash flows. To partially mitigate exposure to commodity price risk, the Company has entered into various derivative financial instruments. The use of these derivative instruments is governed under formal policies and is subject to limits established by the Board. The Company’s policy is to not use derivative financial instruments for speculative purposes.

Natural Gas – To partially mitigate natural gas commodity price risk, the Company uses contracts such as NYMEX-based swaps and options. Encana also enters into basis swaps to manage against widening price differentials between various production areas and various sales points.

Crude Oil – To help protect against widening crude oil price differentials between North American and world prices, the Company has entered into fixed price contracts and basis swaps.

Power – The Company has entered into Canadian dollar denominated derivative contracts to manage its electricity consumption costs.

The table below summarizes the sensitivity of the fair value of the Company’s risk management positions to fluctuations in commodity prices, with all other variables held constant. The Company has used a 10 percent variability to assess the potential impact of commodity price changes. Fluctuations in commodity prices could have resulted in unrealized gains (losses) impacting pre-tax net earnings as at December 31 as follows:

	2013		2012
	10% Price Increase	10% Price Decrease	10% Price Increase	10% Price Decrease

Natural gas price	$(441)	$441	$(446)	$446
Crude oil price	(19)	19	(20)	20
Power price	7	(7)	6	(6)

CREDIT RISK

Credit risk arises from the potential that the Company may incur a loss if a counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms. This credit risk exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio, including credit practices that limit transactions according to counterparties’ credit quality. Mitigation strategies may include master netting arrangements, requesting collateral and/or transacting credit derivatives. The Company executes commodity derivative financial instruments under master agreements that have netting provisions that provide for offsetting payables against receivables. As at December 31, 2013, the Company had no significant collateral balances posted or received and there were no credit derivatives in place.

As at December 31, 2013, cash equivalents include high-grade, short-term securities, placed primarily with financial institutions and companies with strong investment grade ratings. Any foreign currency agreements entered into are with major financial institutions in Canada and the U.S. or with counterparties having investment grade credit ratings.

A substantial portion of the Company’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. As at December 31, 2013, approximately 87 percent (2012 – 88 percent) of Encana’s accounts receivable and financial derivative credit exposures were with investment grade counterparties.

As at December 31, 2013, Encana had four counterparties (2012 – two counterparties) whose net settlement position individually accounted for more than 10 percent of the fair value of the outstanding in-the-money net risk management contracts by counterparty. As at December 31, 2013, these counterparties accounted for 24 percent, 14 percent, 14 percent and 13 percent (2012 – 22 percent and 15 percent) of the fair value of the outstanding in-the-money net risk management contracts.

92 Encana Corporation | Annual Report 2013

LIQUIDITY RISK

Liquidity risk arises from the potential that the Company will encounter difficulties in meeting a demand to fund its financial liabilities as they come due. The Company manages liquidity risk using cash and debt management programs.

The Company has access to cash equivalents and a range of funding alternatives at competitive rates through committed revolving bank credit facilities and debt capital markets. In June 2013, the Company extended the maturity date of its existing revolving bank credit facilities and reduced the Canadian facility from C$4.0 billion to C$3.5 billion. As at December 31, 2013, the Company had available unused committed revolving bank credit facilities totaling $4.3 billion which include C$3.5 billion ($3.3 billion) on a revolving bank credit facility for Encana and $999 million on a revolving bank credit facility for a U.S. subsidiary. The facilities remain committed through June 2018.

Encana also has unused capacity under a shelf prospectus for up to $4.0 billion, or the equivalent in foreign currencies, the availability of which is dependent on market conditions, to issue up to $4.0 billion of debt securities in the U.S. The shelf prospectus expires in June 2014.

The Company believes it has sufficient funding through the use of these facilities to meet foreseeable borrowing requirements.

The Company minimizes its liquidity risk by managing its capital structure. The Company’s capital structure consists of shareholders’ equity plus long-term debt, including the current portion. The Company’s objectives when managing its capital structure are to maintain financial flexibility to preserve Encana’s access to capital markets and its ability to meet financial obligations and finance internally generated growth as well as potential acquisitions. To manage the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, issue new shares, issue new debt or repay existing debt.

The timing of expected cash outflows relating to financial liabilities is outlined in the table below:

	Less Than 1 Year	1 - 3 Years	4 - 5 Years	6 - 9 Years	Thereafter	Total

Accounts Payable and Accrued Liabilities	$1,895	$—	$—	$—	$—	$1,895
Risk Management Liabilities	25	5	—	—	—	30
Long-Term Debt (1)	1,408	758	2,102	2,150	6,633	13,051

(1)	Principal and interest.

FOREIGN EXCHANGE RISK

Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of the Company’s financial assets or liabilities. As Encana operates primarily in North America, fluctuations in the exchange rate between the U.S. and Canadian dollars can have a significant effect on the Company’s reported results. Encana’s financial results are consolidated in Canadian dollars; however, the Company reports its results in U.S. dollars as most of its revenue is closely tied to the U.S. dollar and to facilitate a more direct comparison to other North American oil and gas companies. As the effects of foreign exchange fluctuations are embedded in the Company’s results, the total effect of foreign exchange fluctuations is not separately identifiable.

To mitigate the exposure to the fluctuating U.S./Canadian dollar exchange rate, Encana maintains a mix of both U.S. dollar and Canadian dollar debt and may also enter into foreign exchange derivatives. As at December 31, 2013, Encana had $5.4 billion in U.S. dollar debt issued from Canada that was subject to foreign exchange exposure (2012 – $5.9 billion) and $1.7 billion in debt that was not subject to foreign exchange exposure (2012 – $1.8 billion). There were no foreign exchange derivatives outstanding as at December 31, 2013.

Encana’s foreign exchange (gain) loss primarily includes unrealized foreign exchange gains and losses on the translation of U.S. dollar denominated debt issued from Canada, unrealized foreign exchange gains and losses on the translation of U.S. dollar denominated risk management assets and liabilities held in Canada and foreign exchange gains and losses on U.S. dollar denominated cash and short-term investments held in Canada. A $0.01 change in the U.S. to Canadian dollar exchange rate would have resulted in a $48 million change in foreign exchange (gain) loss as at December 31, 2013 (2012 – $51 million; 2011 – $48 million).

INTEREST RATE RISK

Interest rate risk arises from changes in market interest rates that may affect the fair value or future cash flows from the Company’s financial assets or liabilities. The Company may partially mitigate its exposure to interest rate changes by holding a mix of both fixed and floating rate debt and may also enter into interest rate derivatives to partially mitigate effects of fluctuations in market interest rates. There were no interest rate derivatives outstanding as at December 31, 2013.

As at December 31, 2013, the Company had no floating rate debt. Accordingly, the sensitivity in net earnings for each one percent change in interest rates on floating rate debt was nil (2012 – nil; 2011 – nil).

Annual Report 2013 | Encana Corporation 93

22. SUPPLEMENTARY INFORMATION

A) NET CHANGE IN NON-CASH WORKING CAPITAL

For the years ended December 31	2013	2012	2011

Operating Activities
Accounts receivable and accrued revenues	$(75)	$82	$10
Accounts payable and accrued liabilities	(81)	(456)	94
Income tax payable and receivable	(23)	51	(119)

	$(179)	$(323)	$(15)

B) SUPPLEMENTARY CASH FLOW INFORMATION

For the years ended December 31	2013	2012	2011

Interest Paid	$575	$509	$486
Income Taxes Paid, net of Amounts (Recovered)	$(186)	$(124)	$(88)

23. COMMITMENTS AND CONTINGENCIES

COMMITMENTS

The following table outlines the Company’s commitments as at December 31, 2013:

	Expected Future Payments
(undiscounted)	2014	2015	2016	2017	2018	Thereafter	Total

Transportation and Processing	$967	$985	$896	$896	$848	$4,379	$8,971
Drilling and Field Services	292	106	71	41	38	35	583
Operating Leases	47	43	38	31	28	38	225

Total	$1,306	$1,134	$1,005	$968	$914	$4,452	$9,779

CONTINGENCIES

Encana is involved in various legal claims and actions arising in the course of the Company’s operations. Although the outcome of these claims cannot be predicted with certainty, the Company does not expect these matters to have a material adverse effect on Encana’s financial position, cash flows or results of operations. If an unfavourable outcome were to occur, there exists the possibility of a material adverse impact on the Company’s consolidated net earnings or loss in the period in which the outcome is determined. Accruals for litigation and claims are recognized if the Company determines that the loss is probable and the amount can be reasonably estimated. The Company believes it has made adequate provision for such legal claims.

24. SUPPLEMENTARY OIL AND GAS INFORMATION (UNAUDITED)

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS AND CHANGES THEREIN

In calculating the standardized measure of discounted future net cash flows, constant price and cost assumptions were applied to Encana’s annual future production from proved reserves to determine cash inflows. Future production and development costs assume the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying statutory income tax rates to future pre-tax cash flows after provision for the tax cost of the oil and natural gas properties based upon existing laws and regulations. The discount was computed by application of a 10 percent discount factor to the future net cash flows. The calculation of the standardized measure of discounted future net cash flows is based upon the discounted future net cash flows prepared by Encana’s independent qualified reserves evaluators in relation to the reserves they respectively evaluated, and adjusted to the extent provided by contractual arrangements, such as price risk management activities, in existence at year end and to account for asset retirement obligations and future income taxes.

Encana cautions that the discounted future net cash flows relating to proved oil and gas reserves are an indication of neither the fair market value of Encana’s oil and gas properties, nor the future net cash flows expected to be generated from such properties. The discounted future net cash flows do not include the fair market value of exploratory properties and probable or possible oil and gas reserves, nor is consideration given to the effect of anticipated future changes in oil and natural gas prices, development, asset retirement and production costs, and possible changes to tax and royalty regulations. The prescribed discount rate of 10 percent may not appropriately reflect future interest rates. The computation also excludes values attributable to Encana’s Market Optimization interests.

94 Encana Corporation | Annual Report 2013

NET PROVED RESERVES (1, 2)

(12-MONTH AVERAGE TRAILING PRICES; AFTER ROYALTIES)

	Natural Gas (Bcf)			Oil & NGLs (MMbbls)
	Canada	United States	Total	Canada	United States	Total
2011
Beginning of year	6,117	7,183	13,300	54.3	38.2	92.5
Revisions and improved recovery	3	(204)	(201)	32.3	(0.7)	31.6
Extensions and discoveries	826	1,121	1,947	18.2	5.4	23.6
Purchase of reserves in place	72	23	95	0.2	0.1	0.3
Sale of reserves in place	(158)	(927)	(1,085)	(4.7)	(1.3)	(6.0)
Production	(531)	(685)	(1,216)	(5.3)	(3.5)	(8.8)

End of year	6,329	6,511	12,840	95.0	38.2	133.2

Developed	3,523	3,286	6,809	39.6	24.4	64.0
Undeveloped	2,806	3,225	6,031	55.4	13.8	69.2

Total	6,329	6,511	12,840	95.0	38.2	133.2

2012
Beginning of year	6,329	6,511	12,840	95.0	38.2	133.2
Revisions and improved recovery (3)	(1,497)	(1,701)	(3,198)	(10.0)	38.9	28.9
Extensions and discoveries	638	338	976	25.9	39.2	65.1
Purchase of reserves in place	38	8	46	—	0.1	0.1
Sale of reserves in place	(461)	(321)	(782)	(2.2)	(3.8)	(6.0)
Production	(497)	(593)	(1,090)	(7.1)	(4.2)	(11.3)

End of year	4,550	4,242	8,792	101.6	108.4	210.0

Developed	2,985	2,628	5,613	47.8	43.1	90.9
Undeveloped	1,565	1,614	3,179	53.8	65.3	119.1

Total	4,550	4,242	8,792	101.6	108.4	210.0

2013
Beginning of year	4,550	4,242	8,792	101.6	108.4	210.0
Revisions and improved recovery (4)	(256)	(362)	(618)	(7.0)	(17.3)	(24.3)
Extensions and discoveries	499	482	981	28.2	27.6	55.8
Purchase of reserves in place	—	7	7	—	0.6	0.6
Sale of reserves in place	(295)	(1)	(296)	(1.5)	(0.1)	(1.6)
Production	(523)	(491)	(1,014)	(11.1)	(8.6)	(19.7)

End of year	3,975	3,877	7,852	110.2	110.6	220.8

Developed	2,744	2,619	5,363	61.1	55.2	116.3
Undeveloped	1,231	1,258	2,489	49.1	55.4	104.5

Total	3,975	3,877	7,852	110.2	110.6	220.8

Notes:

(1)	Definitions:

a.	“Net” reserves are the remaining reserves of Encana, after deduction of estimated royalties and including royalty interests.

b.	“Proved” oil and gas reserves are those quantities of oil and gas which by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations.

c.	“Developed” oil and gas reserves are reserves of any category that are expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well.

d.	“Undeveloped” oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(2)	Encana does not file any estimates of total net proved natural gas, oil and NGL reserves with any U.S. federal authority or agency other than the Securities and Exchange Commission.
(3)	In 2012, revisions and improved recovery for natural gas included a reduction of 4,589 Bcf due to significantly lower 12-month average trailing natural gas prices, partially offset by additions of 1,391 Bcf for technical revisions and improved recovery.
(4)	In 2013, revisions and improved recovery for natural gas included a reduction of 2,872 Bcf due to lower proved undeveloped reserves bookings, partially offset by additions of 2,233 Bcf due to significantly higher 12-month average trailing natural gas prices and minor positive revisions.

Annual Report 2013 | Encana Corporation 95

12-MONTH AVERAGE TRAILING PRICES

The following reference prices were utilized in the determination of reserves and future net revenue:

	Natural Gas		Oil & NGLs
	Henry Hub ($/MMBtu)	AECO (C$/MMBtu)	WTI ($/bbl)	Edmonton Light Sweet (C$/bbl)

Reserves Pricing (1)
2011	4.12	3.76	96.19	96.53
2012	2.76	2.35	94.71	87.42
2013	3.67	3.14	96.94	93.44

(1)	All prices were held constant in all future years when estimating net revenues and reserves.

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES

	Canada			United States
($ millions)	2013	2012	2011	2013	2012	2011

Future cash inflows	19,039	15,471	27,731	17,217	14,124	26,558
Less future:
Production costs	7,377	6,273	9,717	4,484	4,095	6,195
Development costs	4,515	5,117	8,186	3,982	4,210	7,786
Income taxes	652	—	784	1,615	555	2,730

Future net cash flows	6,495	4,081	9,044	7,136	5,264	9,847
Less 10% annual discount for estimated timing of cash flows	1,836	1,079	3,759	2,978	2,249	4,384

Discounted future net cash flows	4,659	3,002	5,285	4,158	3,015	5,463

	Total
($ millions)	2013	2012	2011

Future cash inflows	36,256	29,595	54,289
Less future:
Production costs	11,861	10,368	15,912
Development costs	8,497	9,327	15,972
Income taxes	2,267	555	3,514

Future net cash flows	13,631	9,345	18,891
Less 10% annual discount for estimated timing of cash flows	4,814	3,328	8,143

Discounted future net cash flows	8,817	6,017	10,748

96 Encana Corporation | Annual Report 2013

CHANGES IN STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES

	Canada			United States
($ millions)	2013	2012	2011	2013	2012	2011

Balance, beginning of year	3,002	5,285	5,289	3,015	5,463	6,147
Changes resulting from:
Sales of oil and gas produced during the period	(1,649)	(1,808)	(1,951)	(1,490)	(2,223)	(2,653)
Discoveries and extensions, net of related costs	725	509	1,161	633	319	887
Purchases of proved reserves in place	—	7	55	16	8	42
Sales and transfers of proved reserves in place	(304)	(155)	(212)	(2)	(369)	(1,021)
Net change in prices and production costs	2,703	(1,364)	516	1,891	(2,106)	733
Revisions to quantity estimates	(178)	(1,290)	188	(324)	(2,858)	(336)
Accretion of discount	311	571	576	333	693	762
Previously estimated development costs incurred, net of change in future development costs	417	946	(441)	708	3,021	832
Other	14	(7)	54	(68)	(79)	63
Net change in income taxes	(382)	308	50	(554)	1,146	7

Balance, end of year	4,659	3,002	5,285	4,158	3,015	5,463

	Total
($ millions)	2013	2012	2011

Balance, beginning of year	6,017	10,748	11,436
Changes resulting from:
Sales of oil and gas produced during the period	(3,139)	(4,031)	(4,604)
Discoveries and extensions, net of related costs	1,358	828	2,048
Purchases of proved reserves in place	16	15	97
Sales and transfers of proved reserves in place	(306)	(524)	(1,233)
Net change in prices and production costs	4,594	(3,470)	1,249
Revisions to quantity estimates	(502)	(4,148)	(148)
Accretion of discount	644	1,264	1,338
Previously estimated development costs incurred, net of change in future development costs	1,125	3,967	391
Other	(54)	(86)	117
Net change in income taxes	(936)	1,454	57

Balance, end of year	8,817	6,017	10,748

Annual Report 2013 | Encana Corporation 97

RESULTS OF OPERATIONS

	Canada			United States
($ millions)	2013	2012	2011	2013	2012	2011

Oil and gas revenues, net of royalties, transportation and processing	2,068	2,205	2,382	2,041	2,713	3,294
Less:
Operating costs, production and mineral taxes, and accretion of asset retirement obligations	419	397	431	551	490	641
Depreciation, depletion and amortization	601	748	966	818	1,102	1,226
Impairments	—	1,822	2,249	—	2,842	—

Operating income (loss)	1,048	(762)	(1,264)	672	(1,721)	1,427
Income taxes	264	(191)	(335)	243	(623)	517

Results of operations	784	(571)	(929)	429	(1,098)	910

	Total
($ millions)	2013	2012	2011

Oil and gas revenues, net of royalties, transportation and processing	4,109	4,918	5,676
Less:
Operating costs, production and mineral taxes, and accretion of asset retirement obligations	970	887	1,072
Depreciation, depletion and amortization	1,419	1,850	2,192
Impairments	—	4,664	2,249

Operating income (loss)	1,720	(2,483)	163
Income taxes	507	(814)	182

Results of operations	1,213	(1,669)	(19)

CAPITALIZED COSTS

	Canada			United States
($ millions)	2013	2012	2011	2013	2012	2011

Proved oil and gas properties	25,003	26,024	27,259	26,529	24,825	23,319
Unproved oil and gas properties	598	716	968	470	579	458

Total capital cost	25,601	26,740	28,227	26,999	25,404	23,777
Accumulated DD&A	23,012	23,962	20,906	22,074	21,236	17,294

Net capitalized costs	2,589	2,778	7,321	4,925	4,168	6,483

	Other			Total
($ millions)	2013	2012	2011	2013	2012	2011

Proved oil and gas properties	71	104	112	51,603	50,953	50,690
Unproved oil and gas properties	—	—	—	1,068	1,295	1,426

Total capital cost	71	104	112	52,671	52,248	52,116
Accumulated DD&A	71	104	112	45,157	45,302	38,312

Net capitalized costs	—	—	—	7,514	6,946	13,804

98 Encana Corporation | Annual Report 2013

COSTS INCURRED

	Canada			United States
($ millions)	2013	2012	2011	2013	2012	2011

Acquisitions
Unproved	26	121	261	111	235	53
Proved	2	18	149	45	5	52

Total acquisitions	28	139	410	156	240	105
Exploration costs	22	201	174	412	633	181
Development costs	1,343	1,366	1,857	871	1,094	2,265

Total costs incurred	1,393	1,706	2,441	1,439	1,967	2,551

	Total
($ millions)	2013	2012	2011

Acquisitions
Unproved	137	356	314
Proved	47	23	201

Total acquisitions	184	379	515
Exploration costs	434	834	355
Development costs	2,214	2,460	4,122

Total costs incurred	2,832	3,673	4,992

COSTS NOT SUBJECT TO DEPLETION OR AMORTIZATION

Upstream costs in respect of significant unproved properties are excluded from the country cost centre’s depletable base as follows:

As at December 31	2013	2012

Canada	$598	$716
United States	470	579

	$1,068	$1,295

The following is a summary of the costs related to Encana’s unproved properties as at December 31, 2013:

	2013	2012	2011	Prior to 2011	Total
Acquisition Costs	$144	$356	$265	$200	$965
Exploration Costs	43	33	15	12	103

	$187	$389	$280	$212	$1,068

Ultimate recoverability of these costs and the timing of inclusion within the applicable country cost centre’s depletable base is dependent upon either the finding of proved natural gas and liquids reserves, expiration of leases or recognition of impairments. Acquisition costs primarily include costs incurred to acquire or lease properties. Exploration costs primarily include costs related to geological and geophysical studies and costs of drilling and equipping exploratory wells.

Annual Report 2013 | Encana Corporation 99

SUPPLEMENTAL INFORMATION
For the period ended December 31, 2013 (U.S. Dollars/U.S. Protocol)

SUPPLEMENTAL FINANCIAL INFORMATION (unaudited)

FINANCIAL RESULTS

($ millions, except per share amounts)	2013					2012
	Year	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1

Cash Flow (1)	2,581	677	660	665	579	3,537	809	913	794	1,021
Per share - Diluted (3)	3.50	0.91	0.89	0.90	0.79	4.80	1.10	1.24	1.08	1.39
Operating Earnings (2)	802	226	150	247	179	997	296	263	198	240
Per share - Diluted (3)	1.09	0.31	0.20	0.34	0.24	1.35	0.40	0.36	0.27	0.33
Net Earnings (Loss)	236	(251)	188	730	(431)	(2,794)	(80)	(1,244)	(1,482)	12
Per share - Diluted (3)	0.32	(0.34)	0.25	0.99	(0.59)	(3.79)	(0.11)	(1.69)	(2.01)	0.02

Effective Tax Rate using
Canadian Statutory Rate	25.1%					25.0%
Foreign Exchange Rates (US$ per C$1)
Average	0.971	0.953	0.963	0.977	0.992	1.000	1.009	1.005	0.990	0.999
Period end	0.940	0.940	0.972	0.951	0.985	1.005	1.005	1.017	0.981	1.001

Cash Flow Summary
Cash From (Used in) Operating Activities	2,289	462	935	554	338	3,107	717	1,142	631	617
Deduct (Add back):
Net change in other assets and liabilities	(80)	(21)	(15)	(22)	(22)	(78)	(23)	(9)	(26)	(20)
Net change in non-cash working capital	(179)	(183)	300	(81)	(215)	(323)	(56)	242	(134)	(375)
Cash tax on sale of assets	(33)	(11)	(10)	(8)	(4)	(29)	(13)	(4)	(3)	(9)

Cash Flow (1)	2,581	677	660	665	579	3,537	809	913	794	1,021

Operating Earnings Summary
Net Earnings (Loss)	236	(251)	188	730	(431)	(2,794)	(80)	(1,244)	(1,482)	12
After-tax (addition) deduction:
Unrealized hedging gain (loss)	(232)	(209)	(89)	332	(266)	(1,002)	(72)	(428)	(547)	45
Impairments	(16)	—	(16)	—	—	(3,188)	(300)	(1,193)	(1,695)	—
Restructuring charges	(64)	(64)	—	—	—	—	—	—	—	—
Non-operating foreign exchange gain (loss)	(282)	(124)	105	(162)	(101)	92	(66)	162	(90)	86
Income tax adjustments	28	(80)	38	313	(243)	307	62	(48)	652	(359)

Operating Earnings (2)	802	226	150	247	179	997	296	263	198	240

(1)	Cash Flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital and cash tax on sale of assets.
(2)	Operating Earnings is a non-GAAP measure defined as Net Earnings excluding non-recurring or non-cash items that Management believes reduces the comparability of the Company’s financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, impairments, restructuring charges, foreign exchange gains/losses, income taxes related to divestitures and adjustments to normalize the effect of income taxes calculated using the estimated annual effective tax rate.
(3)	Net earnings, operating earnings and cash flow per common share are calculated using the weighted average number of Encana common shares outstanding as follows:

	2013					2012
(millions)	Year	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1
Weighted Average Common Shares Outstanding
Basic	737.7	740.4	738.3	736.1	736.2	736.3	736.3	736.3	736.3	736.3
Diluted	737.7	740.4	738.3	736.1	736.2	736.3	736.3	736.3	736.3	736.3

100 Encana Corporation | Annual Report 2013

SUPPLEMENTAL FINANCIAL & OPERATING INFORMATION (unaudited)

Financial Metrics	2013	2012
	Year	Year

Net Debt to Debt Adjusted Cash Flow	1.5x	1.1x
Debt to Debt Adjusted Cash Flow	2.4x	2.0x
Debt to Adjusted EBITDA	2.5x	2.0x
Debt to Adjusted Capitalization	36%	37%

The financial metrics disclosed above are non-GAAP measures monitored by Management as indicators of the Company’s overall financial strength. These non-GAAP measures are defined and calculated in the Non-GAAP Measures section of Encana’s Management’s Discussion and Analysis.

Net Capital Investment	2013					2012
($ millions)	Year	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1

Capital Investment
Canadian Division	1,365	354	301	301	409	1,567	373	356	323	515
USA Division	1,283	343	330	327	283	1,727	352	380	432	563
Market Optimization	3	1	—	2	—	7	—	—	1	6
Corporate & Other	61	19	10	9	23	175	55	43	41	36

Capital Investment	2,712	717	641	639	715	3,476	780	779	797	1,120

Net Acquisitions & (Divestitures) (1)	(776)	(72)	(51)	(312)	(341)	(3,664)	(1,327)	31	(8)	(2,360)

Net Capital Investment	1,936	645	590	327	374	(188)	(547)	810	789	(1,240)

(1)	Q1 2013 Net Acquisitions & (Divestitures) includes proceeds received from the sale of the Company’s 30 percent interest in the proposed Kitimat liquefied natural gas export terminal in British Columbia and associated undeveloped lands in the Horn River Basin. The transaction closed on February 8, 2013.

Production Volumes - After Royalties	2013					2012
(average)	Year	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1

Natural Gas (MMcf/d)
Canadian Division	1,432	1,528	1,414	1,364	1,422	1,359	1,408	1,299	1,237	1,493
USA Division	1,345	1,216	1,309	1,402	1,455	1,622	1,540	1,606	1,565	1,779

	2,777	2,744	2,723	2,766	2,877	2,981	2,948	2,905	2,802	3,272

Oil (Mbbls/d)
Canadian Division	11.9	16.8	12.3	10.3	8.0	7.3	7.6	7.1	7.4	7.2
USA Division	13.9	16.2	14.9	12.6	12.0	10.3	10.9	10.4	10.5	9.3

	25.8	33.0	27.2	22.9	20.0	17.6	18.5	17.5	17.9	16.5

NGLs (Mbbls/d)
Canadian Division	18.5	21.7	20.5	15.7	16.0	12.1	16.0	10.9	9.5	12.0
USA Division	9.6	11.3	10.5	9.0	7.5	1.3	1.7	1.9	0.8	0.8

	28.1	33.0	31.0	24.7	23.5	13.4	17.7	12.8	10.3	12.8

Oil & NGLs (Mbbls/d)
Canadian Division	30.4	38.5	32.8	26.0	24.0	19.4	23.6	18.0	16.9	19.2
USA Division	23.5	27.5	25.4	21.6	19.5	11.6	12.6	12.3	11.3	10.1

	53.9	66.0	58.2	47.6	43.5	31.0	36.2	30.3	28.2	29.3

Oil & NGLs Production Volumes - After Royalties	2013		2012
	Year	% of Total	Year	% of Total

Oil	25.8	49	17.6	57
Plant Condensate	8.7	16	6.5	21
Butane	4.5	8	2.0	6
Propane	7.2	13	2.5	8
Ethane	7.7	14	2.4	8

	53.9	100	31.0	100

Annual Report 2013 | Encana Corporation 101

SUPPLEMENTAL FINANCIAL & OPERATING INFORMATION (unaudited)

RESULTS OF OPERATIONS

Product and Divisional Information, Including the Impact of Realized Financial Hedging

	2013					2012
($ millions)	Year	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1
Natural Gas - Canadian Division
Revenues, Net of Royalties, excluding Hedging	1,771	509	381	459	422	1,263	411	282	223	347
Realized Financial Hedging Gain	271	84	102	19	66	962	187	261	286	228
Expenses
Production and mineral taxes	4	2	1	—	1	1	1	—	1	(1)
Transportation and processing	724	207	183	165	169	549	158	116	143	132
Operating	322	82	72	80	88	327	71	86	78	92

Operating Cash Flow	992	302	227	233	230	1,348	368	341	287	352

Natural Gas - USA Division
Revenues, Net of Royalties, excluding Hedging	1,872	426	440	547	459	1,798	523	446	343	486
Realized Financial Hedging Gain	260	80	84	27	69	1,195	238	300	355	302
Expenses
Production and mineral taxes	77	19	16	27	15	68	28	22	5	13
Transportation and processing	722	175	184	179	184	652	162	169	148	173
Operating	339	97	78	78	86	347	78	90	81	98

Operating Cash Flow	994	215	246	290	243	1,926	493	465	464	504

Natural Gas - Total
Revenues, Net of Royalties, excluding Hedging	3,643	935	821	1,006	881	3,061	934	728	566	833
Realized Financial Hedging Gain	531	164	186	46	135	2,157	425	561	641	530
Expenses
Production and mineral taxes	81	21	17	27	16	69	29	22	6	12
Transportation and processing	1,446	382	367	344	353	1,201	320	285	291	305
Operating	661	179	150	158	174	674	149	176	159	190

Operating Cash Flow	1,986	517	473	523	473	3,274	861	806	751	856

Liquids - Canadian Division
Revenues, Net of Royalties, excluding Hedging	722	222	204	156	140	504	132	114	118	140
Realized Financial Hedging Gain (Loss)	5	6	(7)	2	4	(4)	(4)	—	—	—
Expenses
Production and mineral taxes	11	2	7	1	1	8	1	1	2	4
Transportation and processing	32	18	7	4	3	6	2	1	2	1
Operating	39	7	11	9	12	14	7	2	3	2

Operating Cash Flow	645	201	172	144	128	472	118	110	111	133

Liquids - USA Division
Revenues, Net of Royalties, excluding Hedging	602	177	169	134	122	348	89	88	88	83
Realized Financial Hedging Gain (Loss)	4	3	(7)	3	5	—	—	—	—	—
Expenses
Production and mineral taxes	42	14	11	9	8	28	6	7	7	8
Transportation and processing	—	—	—	—	—	—	—	—	—	—
Operating	59	10	12	14	23	25	8	9	6	2

Operating Cash Flow	505	156	139	114	96	295	75	72	75	73

Liquids - Total
Revenues, Net of Royalties, excluding Hedging	1,324	399	373	290	262	852	221	202	206	223
Realized Financial Hedging Gain (Loss)	9	9	(14)	5	9	(4)	(4)	—	—	—
Expenses
Production and mineral taxes	53	16	18	10	9	36	7	8	9	12
Transportation and processing	32	18	7	4	3	6	2	1	2	1
Operating	98	17	23	23	35	39	15	11	9	4

Operating Cash Flow	1,150	357	311	258	224	767	193	182	186	206

102 Encana Corporation | Annual Report 2013

SUPPLEMENTAL OIL AND GAS OPERATING STATISTICS (unaudited)

OPERATING STATISTICS - AFTER ROYALTIES

Per-unit Results, Excluding the Impact of Realized Financial Hedging

	2013					2012
	Year	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1
Natural Gas - Canadian Division ($/Mcf)
Price	3.35	3.60	2.90	3.69	3.21	2.58	3.18	2.45	2.05	2.56
Production and mineral taxes	0.01	0.02	0.01	—	0.01	—	0.01	—	0.01	(0.01)
Transportation and processing	1.37	1.46	1.38	1.33	1.29	1.12	1.23	1.01	1.31	0.97
Operating	0.61	0.59	0.55	0.65	0.66	0.67	0.55	0.75	0.71	0.68

Netback	1.36	1.53	0.96	1.71	1.25	0.79	1.39	0.69	0.02	0.92

Natural Gas - USA Division ($/Mcf)
Price	3.81	3.81	3.66	4.29	3.50	3.03	3.68	3.02	2.41	3.00
Production and mineral taxes	0.16	0.18	0.13	0.21	0.11	0.11	0.19	0.15	0.03	0.08
Transportation and processing	1.47	1.56	1.53	1.40	1.40	1.10	1.15	1.14	1.04	1.07
Operating	0.69	0.86	0.65	0.61	0.66	0.59	0.55	0.62	0.56	0.61

Netback	1.49	1.21	1.35	2.07	1.33	1.23	1.79	1.11	0.78	1.24

Natural Gas - Total ($/Mcf)
Price	3.57	3.69	3.26	3.99	3.35	2.83	3.45	2.77	2.25	2.80
Production and mineral taxes	0.08	0.09	0.07	0.11	0.06	0.06	0.10	0.08	0.02	0.04
Transportation and processing	1.42	1.51	1.46	1.36	1.35	1.11	1.18	1.08	1.16	1.02
Operating	0.65	0.70	0.60	0.63	0.66	0.62	0.55	0.68	0.63	0.64

Netback	1.42	1.39	1.13	1.89	1.28	1.04	1.62	0.93	0.44	1.10

Liquids - Canadian Division ($/bbl)
Price	65.06	62.80	67.33	65.88	64.72	70.84	61.04	68.80	76.47	79.96
Production and mineral taxes	0.96	0.61	1.91	0.62	0.58	1.13	0.43	0.62	1.28	2.36
Transportation and processing	2.89	5.15	2.41	1.53	1.33	0.75	0.78	0.10	1.18	0.95
Operating	3.56	2.03	3.74	3.77	5.61	2.09	3.60	1.48	1.68	1.15

Netback	57.65	55.01	59.27	59.96	57.20	66.87	56.23	66.60	72.33	75.50

Liquids - USA Division ($/bbl)
Price	70.18	69.46	72.53	68.56	69.91	82.33	77.18	77.12	86.11	91.05
Production and mineral taxes	4.79	5.06	4.90	4.57	4.50	6.63	5.00	6.46	7.17	8.33
Transportation and processing	—	—	—	—	—	0.06	—	—	0.09	0.20
Operating	7.02	4.11	5.13	7.54	13.16	5.88	7.05	7.69	5.52	2.59

Netback	58.37	60.29	62.50	56.45	52.25	69.76	65.13	62.97	73.33	79.93

Liquids - Total ($/bbl)
Price	67.30	65.58	69.60	67.10	67.04	75.12	66.65	72.17	80.32	83.77
Production and mineral taxes	2.63	2.46	3.22	2.41	2.33	3.18	2.02	2.98	3.63	4.41
Transportation and processing	1.63	3.01	1.36	0.84	0.73	0.50	0.51	0.06	0.75	0.69
Operating	5.07	2.90	4.35	5.48	8.98	3.50	4.80	3.98	3.21	1.65

Netback	57.97	57.21	60.67	58.37	55.00	67.94	59.32	65.15	72.73	77.02

Annual Report 2013 | Encana Corporation 103

SUPPLEMENTAL OIL AND GAS OPERATING STATISTICS (unaudited)

OPERATING STATISTICS - AFTER ROYALTIES (continued)

Impact of Realized Financial Hedging

	2013					2012
	Year	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1
Natural Gas ($/Mcf)
Canadian Division	0.51	0.60	0.78	0.15	0.50	1.97	1.45	2.27	2.61	1.69
USA Division	0.53	0.72	0.69	0.21	0.53	2.01	1.68	2.03	2.49	1.86
Total	0.52	0.65	0.74	0.18	0.51	1.99	1.57	2.14	2.54	1.78

Liquids ($/bbl)
Canadian Division	0.46	1.62	(2.59)	1.00	2.20	—	—	—	—	—
USA Division	0.44	1.15	(2.73)	1.32	2.67	—	—	—	—	—
Total	0.45	1.43	(2.65)	1.15	2.41	—	—	—	—	—

Per-unit Results, Including the Impact of Realized Financial Hedging

	2013					2012
	Year	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1
Natural Gas Price ($/Mcf)
Canadian Division	3.86	4.20	3.68	3.84	3.71	4.55	4.63	4.72	4.66	4.25
USA Division	4.34	4.53	4.35	4.50	4.03	5.04	5.36	5.05	4.90	4.86
Total	4.09	4.34	4.00	4.17	3.86	4.82	5.02	4.91	4.79	4.58

Natural Gas Netback ($/Mcf)
Canadian Division	1.87	2.13	1.74	1.86	1.75	2.76	2.84	2.96	2.63	2.61
USA Division	2.02	1.93	2.04	2.28	1.86	3.24	3.47	3.14	3.27	3.10
Total	1.94	2.04	1.87	2.07	1.79	3.03	3.19	3.07	2.98	2.88

Liquids Price ($/bbl)
Canadian Division	65.52	64.42	64.74	66.88	66.92	70.84	61.04	68.80	76.47	79.96
USA Division	70.62	70.61	69.80	69.88	72.58	82.33	77.18	77.12	86.11	91.05
Total	67.75	67.01	66.95	68.25	69.45	75.12	66.65	72.17	80.32	83.77

Liquids Netback ($/bbl)
Canadian Division	58.11	56.63	56.68	60.96	59.40	66.87	56.23	66.60	72.33	75.50
USA Division	58.81	61.44	59.77	57.77	54.92	69.76	65.13	62.97	73.33	79.93
Total	58.42	58.64	58.02	59.52	57.41	67.94	59.32	65.15	72.73	77.02

104 Encana Corporation | Annual Report 2013

SUPPLEMENTAL OIL AND GAS OPERATING STATISTICS (unaudited)

RESULTS BY RESOURCE PLAY

	2013					2012
	Year	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1
Natural Gas Production (MMcf/d) - After Royalties
Canadian Division
Cutbank Ridge	506	517	554	472	482	433	431	447	377	476
Bighorn	255	283	253	242	243	242	244	235	263	227
Peace River Arch	133	160	138	119	115	108	116	99	99	119
Clearwater	335	329	332	331	347	374	366	336	353	440
Greater Sierra	156	97	105	195	232	200	245	182	142	231
Other and emerging	47	142	32	5	3	2	6	—	3	—

Total Canadian Division	1,432	1,528	1,414	1,364	1,422	1,359	1,408	1,299	1,237	1,493

USA Division
Piceance	455	452	444	465	459	475	467	476	470	488
Jonah	323	296	320	332	346	411	365	407	426	448
Haynesville	348	261	336	375	420	475	464	475	418	545
Texas	136	123	132	145	145	167	151	157	158	201
Other and emerging	83	84	77	85	85	94	93	91	93	97

Total USA Division	1,345	1,216	1,309	1,402	1,455	1,622	1,540	1,606	1,565	1,779

Oil & NGLs Production (Mbbls/d) - After Royalties
Canadian Division
Cutbank Ridge	1.8	1.8	2.0	1.9	1.6	1.5	1.5	1.6	1.5	1.2
Bighorn	8.9	10.9	9.9	7.4	7.4	5.8	9.4	5.0	3.4	5.5
Peace River Arch	8.7	12.4	10.4	6.4	5.6	2.9	3.6	2.7	2.5	2.7
Clearwater	9.9	12.2	9.8	9.2	8.5	8.6	8.1	8.0	9.0	9.2
Greater Sierra	0.3	—	—	0.5	0.6	0.5	0.6	0.4	0.3	0.6
Other and emerging	0.8	1.2	0.7	0.6	0.3	0.1	0.4	0.3	0.2	—

Total Canadian Division	30.4	38.5	32.8	26.0	24.0	19.4	23.6	18.0	16.9	19.2

USA Division
Piceance	5.1	5.3	5.5	5.2	4.3	2.2	2.5	2.7	2.0	1.6
Jonah	4.7	4.6	4.8	4.9	4.6	4.1	4.0	4.3	4.0	4.1
Haynesville	—	—	—	—	—	—	—	—	0.1	—
Texas	—	—	—	—	—	0.1	—	0.1	—	0.2
Other and emerging	13.7	17.6	15.1	11.5	10.6	5.2	6.1	5.2	5.2	4.2

Total USA Division	23.5	27.5	25.4	21.6	19.5	11.6	12.6	12.3	11.3	10.1

Capital Investment ($ millions)
Canadian Division
Cutbank Ridge	143	45	28	19	51	228	60	53	35	80
Bighorn	268	39	68	56	105	333	66	82	63	122
Peace River Arch	435	140	109	85	101	220	55	56	52	57
Clearwater	128	23	26	15	64	131	37	17	14	63
Greater Sierra	17	1	1	6	9	118	14	13	47	44
Other and emerging	374	106	69	120	79	537	141	135	112	149

Total Canadian Division	1,365	354	301	301	409	1,567	373	356	323	515

USA Division
Piceance	241	61	81	51	48	328	42	68	112	106
Jonah	48	12	15	13	8	102	15	13	25	49
Haynesville	210	79	44	55	32	337	16	46	90	185
Texas	23	10	5	3	5	62	3	14	16	29
Other and emerging	761	181	185	205	190	898	276	239	189	194

Total USA Division	1,283	343	330	327	283	1,727	352	380	432	563

Annual Report 2013 | Encana Corporation 105

SUPPLEMENTAL OIL AND GAS OPERATING STATISTICS (unaudited)

RESULTS BY RESOURCE PLAY (continued)

	2013					2012
	Year	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1
Drilling Activity (net wells drilled)
Canadian Division
Cutbank Ridge	30	10	6	7	7	41	13	14	7	7
Bighorn	21	1	3	9	8	31	5	6	9	11
Peace River Arch	39	9	9	10	11	26	6	7	7	6
Clearwater	283	115	81	—	87	260	84	93	—	83
Greater Sierra	5	1	1	1	2	6	—	—	—	6
Other and emerging	12	4	4	2	2	8	3	2	2	1

Total Canadian Division	390	140	104	29	117	372	111	122	25	114

USA Division
Piceance	85	20	20	23	22	116	21	21	35	39
Jonah	49	9	13	13	14	41	11	9	7	14
Haynesville	19	7	5	5	2	17	1	—	4	12
Texas	1	1	—	—	—	4	—	1	—	3
Other and emerging	83	19	24	21	19	107	33	35	14	25

Total USA Division	237	56	62	62	57	285	66	66	60	93

106 Encana Corporation | Annual Report 2013

STRONG LEADERSHIP / OUR EXECUTIVE LEADERSHIP AND BOARD

EXECUTIVE LEADERSHIP TEAM	BOARD OF DIRECTORS

Doug Suttles

President & Chief Executive Officer

Doug Suttles joined Encana as President & CEO in June 2013. With 30 years of experience in the oil and gas industry in various engineering and leadership roles, he is responsible for the overall success of Encana and for creating, planning, implementing, and integrating the strategic direction of the organization.

Sherri Brillon

Executive Vice-President & Chief Financial Officer

Responsible for the development and execution of a disciplined and dynamic capital allocation process strongly linked to the company’s strategic direction and the provision of financial expertise across the organization.

David Hill

Executive Vice-President, Exploration & Business Development

Responsible for reviewing the company’s asset base and ensuring Encana has the right assets today and in the future as well as securing a top-tier resource portfolio for the company.

Terry Hopwood

Executive Vice-President & General Counsel

Responsible for the overall legal affairs of Encana and its subsidiaries and overseeing the company’s corporate compliance program.

Mike McAllister

Executive Vice-President & Chief Operating Officer

Responsible for Encana’s upstream and production activities across the company’s assets and tasked with relentlessly pursuing greater efficiency and operational excellence.

Ryder McRitchie

Vice-President, Investor Relations & Communications

Responsible for the communications, community involvement, government relations, and policy, environment and sustainability groups. Each of these play an important role in supporting Encana’s operations and uniting the Encana brand throughout North America and ensuring all of our communications are aligned with our strategy.

Mike Williams

Executive Vice-President, Corporate Services

Responsible for overseeing Encana’s Corporate Services including the information technology, human resources, administration services, business office, travel & meetings and security groups.

Reneé Zemljak

Executive Vice-President, Midstream, Marketing & Fundamentals

Responsible for driving strategic direction through industry-leading market fundamentals, maintaining Encana’s status as a supplier of choice and maximizing profitability through optimization of netback prices.

Clayton Woitas

Calgary, Alberta

Peter Dea

Denver, Colorado

Claire Farley

Houston, Texas

Fred Fowler

Houston, Texas

Suzanne Nimocks

Houston, Texas

David O’Brien

Calgary, Alberta

Jane Peverett

Vancouver, British Columbia

Brian Shaw

Toronto, Ontario

Doug Suttles

Calgary, Alberta

Bruce Waterman

Calgary, Alberta

Annual Report 2013 | Encana Corporation 107

CORPORATE AND

INVESTOR INFORMATION / TO OUR SHAREHOLDERS

TRANSFER AGENTS AND REGISTRAR

COMMON SHARES

CST Trust Company

Calgary, Montreal and Toronto

Computershare

Jersey City, New Jersey

Shareholders are encouraged to contact CST Trust Company for information regarding security holdings.

Answerline: 416.682.3863

Toll-free (North America): 1.866.580.7145

Facsimile: 1.888.249.6189

MAILING ADDRESS

CST Trust Company

P.O. Box 700, Station B

Montreal, Quebec, Canada H3B 3K3

INTERNET ADDRESS

www.canstockta.com

AUDITOR

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta

INDEPENDENT QUALIFIED RESERVES EVALUATORS

DeGolyer and MacNaughton

Dallas, Texas

GLJ Petroleum Consultants Ltd.

Calgary, Alberta

McDaniel & Associates Consultants Ltd.

Calgary, Alberta

Netherland, Sewell & Associates, Inc.

Dallas, Texas

STOCK EXCHANGES

COMMON SHARES (ECA)

Toronto Stock Exchange

New York Stock Exchange

ANNUAL INFORMATION FORM (AIF) (FORM 40-F)

Encana’s AIF is filed with the securities regulators in Canada and the United States. Under the Multi-Jurisdictional Disclosure System, Encana’s AIF is filed as Form 40-F with the U.S. Securities and Exchange Commission.

SHAREHOLDER ACCOUNT MATTERS

To change your address, transfer shares, eliminate duplicate mailings, have dividends deposited directly into accounts at financial institutions in Canada that provide electronic fund-transfer services, etc., please contact CST Trust Company.

ANNUAL SHAREHOLDERS’ MEETING

Shareholders are invited to attend the Annual Shareholders’ Meeting being held on Tuesday, May 13, 2014 at 10 a.m. Calgary time at:

Palomino Room

BMO Centre (formerly the Roundup Centre)

Stampede Park, 20 Roundup Way SE

Calgary, Alberta, Canada

Those unable to attend are asked to sign and return the form of proxy mailed to them.

ENCANA WEBSITE

www.encana.com

Encana’s website contains a variety of corporate and investor information, including, among other information, the following:

•	Current stock prices

•	Annual and Interim Reports

•	Information Circulars

•	News releases

•	Investor presentations

•	Dividend information

•	Dividend reinvestment plan

•	Shareholder support information

•	Corporate Responsibility information

Additional information, including copies of the Encana Corporation 2013 Annual Report, may be obtained from Encana Corporation.

ENCANA CORPORATION

Investor Relations & Communications

500 Centre Street SE, P.O. Box 2850

Calgary, Alberta, Canada T2P 2S5

Phone: 403.645.3550

Email: investor.relations@encana.com

Web: www.encana.com

INVESTOR INQUIRIES SHOULD BE DIRECTED TO:

Ryder McRitchie

Vice-President, Investor Relations & Communications

Phone: 403.645.2007

Email: ryder.mcritchie@encana.com

Lorna Klose

Manager, Investor Relations

Phone: 403.645.6977

Email: lorna.klose@encana.com

108 Encana Corporation | Annual Report 2013

ABBREVIATIONS / 2013 ANNUAL REPORT

bbls	barrels	Mcf	thousand cubic feet
bbls/d	barrels per day	Mcfe	thousand cubic feet equivalent
BOE	barrels of oil equivalent	MM	million
Bcf	billion cubic feet	MMcf	million cubic feet
Bcf/d	billion cubic feet per day	MMcf/d	million cubic feet per day
Bcfe	billion cubic feet equivalent	MMcfe	million cubic feet equivalent
Bcfe/d	billion cubic feet equivalent per day	MMcfe/d	million cubic feet equivalent per day
EBITDA	earnings before interest, taxes, depreciation and amortization	NGLs	natural gas liquids
Mbbls	thousand barrels	Tcf	trillion cubic feet
Mbbls/d	thousand barrels per day	Tcfe	trillion cubic feet equivalent
MMbbls	million barrels	/d	per day
MMbbls/d	million barrels per day

Please recycle this publication

Printed in Canada at Blanchette Press

Encana Corporation
500 Centre Street SE
PO Box 2850
Calgary AB T2P 2S5
CANADA

t 403.645.2000

tf 888.568.6322

encana.com/investors

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